FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 6, 2004, Series 2004-FF11	333-108195

Name of Person Filing the Document
(If Other than the Registrant)


04051559

PROCESSED
DEC 13 2004
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 6, 2004

FINANCIAL ASSET SECURITIES CORP.

By ______________________
Name: Frank Skibo
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FF11

Marketing Materials

$1,259,700,000 (Approximate)

Financial Asset Securities Corp.
Depositor

National City Home Loan Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: November 17, 2004***

$1,259,700,000 (Approximate)
First Franklin Mortgage Loan Trust 2004-FF11
Asset-Backed Certificates, Series 2004-FF11

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Fitch/Moody's	Assumed Final Distribution Date	Certificate Type
I-A1	$448,880,000	2.55/2.72	1-76/1-165	AAA/AAA/Aaa	January 2035	Floating Rate Super Senior
I-A2	$112,220,000	2.55/2.72	1-76/1-165	AAA/AAA/Aaa	January 2035	Floating Rate Senior Mez
II-A1	$165,000,000	1.00/1.00	1-19/1-19	AAA/AAA/Aaa	January 2035	Floating Rate Senior
II-A2	$258,000,000	2.96/2.96	19-72/19-72	AAA/AAA/Aaa	January 2035	Floating Rate Senior
II-A3	$40,999,000	6.34/8.33	72-76/72-166	AAA/AAA/Aaa	January 2035	Floating Rate Senior
M-1	$42,713,000	4.60/5.02	40-76/40-138	AA+/AA+/Aa1	January 2035	Floating Rate Subordinate
M-2	$39,525,000	4.56/4.97	39-76/39-131	AA+/AA+/Aa2	January 2035	Floating Rate Subordinate
M-3	$34,425,000	4.54/4.93	39-76/39-125	AA/AA/NR	January 2035	Floating Rate Subordinate
M-4	$20,400,000	4.53/4.89	38-76/38-118	AA-/AA-/NR	January 2035	Floating Rate Subordinate
M-5	$19,763,000	4.52/4.86	38-76/38-113	A+/A+/NR	January 2035	Floating Rate Subordinate
M-6	$20,400,000	4.52/4.83	37-76/37-108	A/A/NR	January 2035	Floating Rate Subordinate
M-7	$12,750,000	4.50/4.76	37-76/37-100	A-/A-/NR	January 2035	Floating Rate Subordinate
M-8	$12,750,000	4.50/4.70	37-76/37-95	BBB+/BBB+/NR	January 2035	Floating Rate Subordinate
M-9	$12,750,000	4.50/4.61	37-76/37-88	BBB/BBB/NR	January 2035	Floating Rate Subordinate
M-10	$6,375,000	4.49/4.50	37-76/37-79	BBB-/BBB-/NR	January 2035	Floating Rate Subordinate
B-1[5]	$6,375,000	4.37/4.37	37-73/37-73	BB+/BB+/NR	January 2035	Floating Rate Subordinate
B-2[5]	$6,375,000	4.15/4.15	37-65/37-65	BB/BB/NR	January 2035	Floating Rate Subordinate
Total:	**$1,259,700,000**					

(1) *The Class I-A1 and I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class I-A1, Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1 and Class B-2 Certificates are priced to call. The margin on the Class I-A1, Class I-A2, Class II-A1, Class II-A2 and Class II-A3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B-1 and Class B-2 Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor: Financial Asset Securities Corp.

Servicer: National City Home Loan Services, Inc.

Underwriter: Greenwich Capital Markets, Inc.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Trustee:	Wells Fargo Bank, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***") and the Class II-A1, Class II-A2 and Class II-A3 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on November 1, 2004.
Cut-off Date:	The close of business on December 1, 2004.
Expected Pricing Date:	On or about the week of November [19], 2004.
Expected Closing Date:	On or about December 16, 2004.
Expected Settlement Date:	On or about December 16, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

SMMEA Eligibility: The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $856,786,589, of which: (i) approximately $468,968,769 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $387,817,820 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group II Initial Mortgage Loans***" together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***").

With respect to approximately 33.64% of the Initial Mortgage Loans, First Franklin also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.

On or prior to the Closing Date, it is expected that certain of the Initial Mortgage Loans may be removed from the trust and certain other similar mortgage loans may be added to the trust.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Pre-funding Amount:

On the Closing Date, the Trust will deposit approximately $418,213,411 (the "***Pre-funding Amount***"), which will consist of approximately $228,912,346 related to Group I and approximately $189,301,065 related to Group II, into an account (the "***Pre-funding Account***"). Funds on deposit in the Pre-funding Account will be used from time to time to acquire "***Subsequent Mortgage Loans***" (together with the Initial Mortgage Loans, the "***Mortgage Loans***") during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The "***Pre-funding Period***" commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Account is less than $10,000 and (ii) March 16, 2005.

To the extent that the Trust does not fully use amounts on deposit in the Pre-funding Account to purchase Subsequent Mortgage Loans by March 16, 2005, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificates on the Distribution Date in March 2005. Although no assurance is possible, it is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Account.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" for each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2008.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 1.20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 2.40% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in January 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [41.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2008 to December 2008	[3.25]% initially, plus 1/12th of [1.25]% for each month thereafter
January 2009 to December 2009	[4.50]% initially, plus 1/12th of [0.75]% for each month thereafter
January 2010 to December 2010	[5.25]% initially, plus 1/12th of [0.25]% for each month thereafter
January 2011 and thereafter	[5.50]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Class	**Percent**	**Class**	**Percent**
A	19.60%	A	39.20%
M-1	16.25%	M-1	32.50%
M-2	13.15%	M-2	26.30%
M-3	10.45%	M-3	20.90%
M-4	8.85%	M-4	17.70%
M-5	7.30%	M-5	14.60%
M-6	5.70%	M-6	11.40%
M-7	4.70%	M-7	9.40%
M-8	3.70%	M-8	7.40%
M-9	2.70%	M-9	5.40%
M-10	2.20%	M-10	4.40%
B-1	1.70%	B-1	3.40%
B-2	1.20%	B-2	2.40%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-10 Certificates, fourth to the Class M-9 Certificates, fifth to the Class M-8 Certificates, sixth to the Class M-7 Certificates, seventh to the Class M-6 Certificates, eighth to the Class M-5 Certificates, ninth to the Class M-4 Certificates, tenth to the Class M-3 Certificates, eleventh to the Class M-2 Certificates, twelfth to the Class M-1 Certificates, and thirteenth any losses allocable to the Group I Certificates will be allocated to the Class I-A2 Certificates.

Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, thirteenth, monthly interest to the Class B-1 Certificates and fourteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class M-10 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class I-A2 Certificates, then any unpaid applied Realized Loss amount to the Class I-A2 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B-1

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Certificates, and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.
This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed as follows:

x) If for any Distribution Date prior to January 2008 the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is less than [3.25]%, or if a Trigger Event is not in effect:
To the Class I-A1 and Class I-A2 Certificates, *pro-rata*, based off current certificate principal balances until their certificate principal balances are paid to zero

y) If for any Distribution Date prior to January 2008 the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is greater than [3.25]%, or if a Trigger Event is in effect:
1) First, to the Class I-A1 Certificates until its certificate principal balance is reduced to zero, and
2) Second, to the Class I-A2 Certificates until its certificate principal balance is reduced to zero.

Principal will be distributed to the Class II-A1, Class II-A2 and Class II-A3 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1. Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class M-10 Certificates, 11) Class B-1 Certificates and 12) the Class B-2 Certificates.

2. On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 60.80% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 67.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 73.70% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 79.10% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 82.30% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 85.40% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 88.60% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 90.60% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 92.60% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 94.60% credit enhancement, eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 95.60% credit enhancement, twelfth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 96.60% credit enhancement and thirteenth the Class B-2 Certificates such that the Class B-2 Certificates will have at least 97.60% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.48	2.95	2.55	2.15	1.79
MDUR (yr)	3.22	2.76	2.40	2.04	1.72
First Prin Pay	1	1	1	1	1
Last Prin Pay	108	90	76	64	54

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.15	2.72	2.29	1.91
MDUR (yr)	3.40	2.92	2.54	2.16	1.82
First Prin Pay	1	1	1	1	1
Last Prin Pay	230	193	165	141	119

Class I-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.48	2.95	2.55	2.15	1.79
MDUR (yr)	3.22	2.76	2.40	2.04	1.72
First Prin Pay	1	1	1	1	1
Last Prin Pay	108	90	76	64	54

Class I-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.72	3.15	2.72	2.29	1.91
MDUR (yr)	3.40	2.92	2.54	2.16	1.82
First Prin Pay	1	1	1	1	1
Last Prin Pay	230	193	165	141	119

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.11	1.00	0.90	0.82
MDUR (yr)	1.21	1.08	0.98	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.11	1.00	0.90	0.82
MDUR (yr)	1.21	1.08	0.98	0.88	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	16

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.06	3.44	2.96	2.46	2.05
MDUR (yr)	3.79	3.23	2.80	2.35	1.98
First Prin Pay	24	21	19	17	16
Last Prin Pay	102	85	72	61	35

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.06	3.44	2.96	2.46	2.05
MDUR (yr)	3.79	3.23	2.80	2.35	1.98
First Prin Pay	24	21	19	17	16
Last Prin Pay	102	85	72	61	35

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.99	7.49	6.34	5.34	4.21
MDUR (yr)	7.91	6.72	5.77	4.92	3.93
First Prin Pay	102	85	72	61	35
Last Prin Pay	108	90	76	64	54

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.76	9.79	8.33	7.02	5.62
MDUR (yr)	9.91	8.46	7.34	6.30	5.12
First Prin Pay	102	85	72	61	35
Last Prin Pay	231	195	166	143	121

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.20	4.60	4.28	4.41
MDUR (yr)	5.58	4.76	4.25	3.99	4.10
First Prin Pay	40	38	40	44	49
Last Prin Pay	108	90	76	64	54

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.78	5.69	5.02	4.64	4.73
MDUR (yr)	6.02	5.14	4.59	4.28	4.38
First Prin Pay	40	38	40	44	49
Last Prin Pay	194	162	138	117	98

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.20	4.56	4.16	4.08
MDUR (yr)	5.57	4.75	4.22	3.88	3.81
First Prin Pay	40	37	39	42	45
Last Prin Pay	108	90	76	64	54

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.76	5.67	4.97	4.51	4.37
MDUR (yr)	5.99	5.11	4.54	4.16	4.06
First Prin Pay	40	37	39	42	45
Last Prin Pay	185	155	131	111	93

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.54	4.09	3.90
MDUR (yr)	5.55	4.73	4.19	3.80	3.64
First Prin Pay	40	37	39	40	42
Last Prin Pay	108	90	76	64	54

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.74	5.64	4.93	4.41	4.17
MDUR (yr)	5.95	5.07	4.50	4.07	3.87
First Prin Pay	40	37	39	40	42
Last Prin Pay	177	147	125	105	89

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.53	4.05	3.79
MDUR (yr)	5.52	4.70	4.15	3.75	3.53
First Prin Pay	40	37	38	40	41
Last Prin Pay	108	90	76	64	54

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.70	5.61	4.89	4.36	4.05
MDUR (yr)	5.89	5.02	4.44	4.00	3.75
First Prin Pay	40	37	38	40	41
Last Prin Pay	168	139	118	99	84

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.52	4.02	3.74
MDUR (yr)	5.44	4.64	4.10	3.68	3.45
First Prin Pay	40	37	38	39	40
Last Prin Pay	108	90	76	64	54

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.67	5.58	4.86	4.30	3.97
MDUR (yr)	5.77	4.93	4.37	3.91	3.65
First Prin Pay	40	37	38	39	40
Last Prin Pay	161	134	113	95	80

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.52	4.00	3.69
MDUR (yr)	5.39	4.61	4.07	3.65	3.39
First Prin Pay	40	37	37	38	39
Last Prin Pay	108	90	76	64	54

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.62	5.54	4.83	4.25	3.90
MDUR (yr)	5.68	4.86	4.30	3.85	3.56
First Prin Pay	40	37	37	38	39
Last Prin Pay	153	127	108	90	76

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.50	3.98	3.66
MDUR (yr)	5.34	4.57	4.03	3.61	3.34
First Prin Pay	40	37	37	38	39
Last Prin Pay	108	90	76	64	54

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.55	5.48	4.76	4.19	3.84
MDUR (yr)	5.58	4.78	4.22	3.77	3.49
First Prin Pay	40	37	37	38	39
Last Prin Pay	143	118	100	84	71

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.50	3.98	3.62
MDUR (yr)	5.19	4.46	3.94	3.54	3.25
First Prin Pay	40	37	37	38	38
Last Prin Pay	108	90	76	64	54

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.47	5.42	4.70	4.14	3.76
MDUR (yr)	5.37	4.62	4.09	3.66	3.36
First Prin Pay	40	37	37	38	38
Last Prin Pay	135	112	95	79	67

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.19	5.19	4.50	3.96	3.61
MDUR (yr)	5.00	4.32	3.84	3.43	3.17
First Prin Pay	40	37	37	37	38
Last Prin Pay	108	90	76	64	54

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.34	5.31	4.61	4.04	3.69
MDUR (yr)	5.09	4.40	3.91	3.50	3.23
First Prin Pay	40	37	37	37	38
Last Prin Pay	125	103	88	74	62

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-10 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.16	5.16	4.49	3.93	3.58
MDUR (yr)	4.99	4.31	3.83	3.42	3.15
First Prin Pay	40	37	37	37	37
Last Prin Pay	108	90	76	64	54

Class M-10 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.17	5.17	4.50	3.94	3.59
MDUR (yr)	5.00	4.31	3.83	3.42	3.16
First Prin Pay	40	37	37	37	37
Last Prin Pay	111	92	79	66	56

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.99	5.02	4.37	3.84	3.48
MDUR (yr)	4.88	4.21	3.74	3.34	3.07
First Prin Pay	40	37	37	37	37
Last Prin Pay	103	85	73	61	52

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.99	5.02	4.37	3.84	3.48
MDUR (yr)	4.88	4.21	3.74	3.34	3.07
First Prin Pay	40	37	37	37	37
Last Prin Pay	103	85	73	61	52

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.67	4.76	4.15	3.66	3.33
MDUR (yr)	4.68	4.04	3.59	3.21	2.96
First Prin Pay	40	37	37	37	37
Last Prin Pay	92	76	65	55	47

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.67	4.76	4.15	3.66	3.33
MDUR (yr)	4.68	4.04	3.59	3.21	2.96
First Prin Pay	40	37	37	37	37
Last Prin Pay	92	76	65	55	47

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,259,700,000	3.06180	10.00000	25	751,362,854	7.64573	10.00000
2	1,253,428,059	5.87917	10.00000	26	725,231,862	7.64422	10.00000
3	1,244,051,565	6.50888	10.00000	27	700,002,112	8.46140	10.00000
4	1,233,168,217	5.88174	10.00000	28	675,642,252	7.96432	10.00000
5	1,220,794,551	6.07797	10.00000	29	652,129,747	8.27209	10.00000
6	1,206,953,550	5.88903	10.00000	30	629,427,692	8.01372	10.00000
7	1,191,672,719	6.09063	10.00000	31	607,507,593	8.48722	10.00000
8	1,174,985,648	5.89404	10.00000	32	586,346,190	8.21403	10.00000
9	1,156,931,142	5.89375	10.00000	33	565,912,967	8.22287	10.00000
10	1,137,554,204	6.09291	10.00000	34	546,182,730	9.05712	10.00000
11	1,116,943,744	5.89645	10.00000	35	527,144,766	8.86400	10.00000
12	1,095,240,332	6.10041	10.00000	36	508,761,370	9.16654	10.00000
13	1,072,499,706	5.90892	10.00000	37	491,009,329	9.22635	10.00000
14	1,048,843,560	5.90896	10.00000	38	477,433,645	9.22292	10.00000
15	1,024,328,457	6.54204	10.00000	39	461,283,018	9.85824	10.00000
16	999,014,486	5.91193	10.00000	40	445,686,174	9.60629	10.00000
17	972,964,982	6.10956	10.00000	41	430,629,250	9.98490	10.00000
18	946,246,263	5.92020	10.00000	42	416,088,335	9.66066	10.00000
19	918,927,229	6.12527	10.00000	43	0	0.00000	0.00000
20	891,080,095	5.92827	10.00000	44	388,485,803	9.89501	10.00000
21	862,790,387	5.92882	10.00000	45	375,390,077	9.89283	10.00000
22	834,202,082	7.13383	10.00000	46	0	0.00000	0.00000
23	806,067,641	7.03156	10.00000	47	350,527,740	9.97419	10.00000
24	778,449,903	7.28250	10.00000	48	0	0.00000	0.00000

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)
1	3.06	3.06		35	8.86	10.00		69	10.52	10.52
2	5.88	10.00		36	9.17	10.00		70	10.89	10.89
3	6.51	10.00		37	9.23	10.00		71	10.53	10.53
4	5.88	10.00		38	9.22	10.00		72	10.87	10.87
5	6.08	10.00		39	9.86	10.00		73	10.55	10.55
6	5.89	10.00		40	9.61	10.00		74	10.55	10.55
7	6.09	10.00		41	9.98	10.00		75	11.71	11.71
8	5.89	10.00		42	9.66	10.00		76	10.60	10.60
9	5.89	10.00		43	10.23	10.23		77	10.94	10.94
10	6.09	10.00		44	9.90	10.00				
11	5.90	10.00		45	9.89	10.00				
12	6.10	10.00		46	10.29	10.29				
13	5.91	10.00		47	9.97	10.00				
14	5.91	10.00		48	10.30	10.30				
15	6.54	10.00		49	10.01	10.01				
16	5.91	10.00		50	10.01	10.01				
17	6.11	10.00		51	11.08	11.08				
18	5.92	10.00		52	10.07	10.07				
19	6.13	10.00		53	10.42	10.42				
20	5.93	10.00		54	10.08	10.08				
21	5.93	10.00		55	10.46	10.46				
22	7.13	10.00		56	10.13	10.13				
23	7.03	10.00		57	10.25	10.25				
24	7.28	10.00		58	10.67	10.67				
25	7.65	10.00		59	10.32	10.32				
26	7.64	10.00		60	10.66	10.66				
27	8.46	10.00		61	10.43	10.43				
28	7.96	10.00		62	10.43	10.43				
29	8.27	10.00		63	11.58	11.58				
30	8.01	10.00		64	10.48	10.48				
31	8.49	10.00		65	10.82	10.82				
32	8.21	10.00		66	10.46	10.46				
33	8.22	10.00		67	10.85	10.85				
34	9.06	10.00		68	10.49	10.49				

(1) Assumes 1mLIBOR stays at 2.127% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.127	2.530	0.73	0.73	46	4.509	4.635	3.91	3.10
2	2.389	2.673	3.37	3.10	47	4.540	4.668	3.82	2.91
3	2.401	2.784	3.63	3.38	48	4.572	4.701	3.91	3.05
4	2.579	2.905	3.37	2.91	49	4.607	4.732	3.82	2.89
5	2.734	3.008	3.46	2.86	50	4.641	4.761	3.82	2.86
6	2.872	3.096	3.37	2.63	51	4.674	4.786	4.10	3.34
7	2.976	3.170	3.46	2.63	52	4.704	4.809	3.82	2.86
8	3.048	3.237	3.37	2.45	53	4.731	4.829	3.91	3.01
9	3.117	3.303	3.37	2.38	54	4.755	4.844	3.81	2.81
10	3.190	3.365	3.45	2.42	55	4.776	4.856	3.91	2.99
11	3.252	3.424	3.36	2.24	56	4.793	4.867	3.82	2.82
12	3.309	3.480	3.44	2.31	57	4.807	4.881	3.84	2.92
13	3.374	3.533	3.35	2.12	58	4.818	4.896	3.95	3.21
14	3.437	3.581	3.35	2.06	59	4.824	4.915	3.86	3.03
15	3.487	3.626	3.61	2.38	60	4.826	4.937	3.96	3.21
16	3.538	3.668	3.33	1.95	61	4.841	4.963	3.89	3.17
17	3.585	3.701	3.41	2.03	62	4.870	4.991	3.90	3.14
18	3.622	3.704	3.32	1.86	63	4.899	5.019	4.18	3.67
19	3.656	3.700	3.40	1.95	64	4.927	5.045	3.91	3.16
20	3.703	3.718	3.30	1.77	65	4.954	5.070	4.00	3.33
21	3.734	3.737	3.30	1.74	66	4.981	5.095	3.92	3.13
22	3.732	3.760	3.65	2.52	67	5.006	5.118	4.01	3.34
23	3.603	3.791	3.59	2.60	68	5.030	5.140	3.93	3.13
24	3.602	3.853	3.67	2.73	69	5.054	5.162	3.94	3.12
25	3.761	3.923	3.74	2.87	70	5.076	5.182	4.03	3.35
26	3.815	3.974	3.73	2.81	71	5.098	5.200	3.95	3.15
27	3.868	4.021	4.00	3.18	72	5.118	5.218	4.05	3.33
28	3.919	4.067	3.71	2.79	73	5.137	5.234	3.96	3.16
29	3.968	4.109	3.80	2.89	74	5.155	5.249	3.97	3.15
30	4.015	4.148	3.69	2.69	75	5.171	5.263	4.25	3.71
31	4.058	4.183	3.77	2.84	76	5.187	5.275	3.99	3.18
32	4.099	4.215	3.67	2.65	77	5.201	5.285	3.91	3.37
33	4.136	4.245	3.66	2.61					
34	4.168	4.273	3.81	2.98					
35	4.197	4.301	3.72	2.85					
36	4.221	4.328	3.81	2.97					
37	4.246	4.357	3.75	2.95					
38	4.274	4.386	3.79	2.95					
39	4.303	4.416	3.99	3.27					
40	4.332	4.446	3.81	2.98					
41	4.360	4.476	3.91	3.13					
42	4.389	4.506	3.82	2.94					
43	4.419	4.537	3.92	3.12					
44	4.448	4.569	3.82	2.93					
45	4.478	4.602	3.82	2.90					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates and Class B Certificates divided by (b) collateral balance as of the beginning period and (c) times 12.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (S/F/M)	AA+/AA+/Aa1	AA+/AA+/Aa2	AA/AA/NR	AA-/AA-/NR	A+/A+/NR	A/A/NR
Loss Severity	30%	30%	30%	30%	30%	30%
Default	36.33 CDR	28.07 CDR	22.08 CDR	18.91 CDR	16.03 CDR	13.27 CDR
Collateral Loss	19.12%	16.46%	14.10%	12.67%	11.24%	9.74%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	24.00 CDR	19.20 CDR	15.50 CDR	13.45 CDR	11.53 CDR	9.65 CDR
Collateral Loss	19.87%	17.08%	14.62%	13.13%	11.63%	10.06%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	17.92 CDR	14.60 CDR	11.94 CDR	10.43 CDR	9.01 CDR	7.59 CDR
Collateral Loss	20.33%	17.47%	14.94%	13.40%	11.88%	10.27%

Class	M-7	M-8	M-9	M-10	B-1	B-2
Rating (S/F/M)	A-/A-/NR	BBB+/BBB+/NR	BBB/BBB/NR	BBB-/BBB-/NR	BB+/BB+/NR	BB/BB/NR
Loss Severity	30%	30%	30%	30%	30%	30%
Default	11.61 CDR	9.99 CDR	8.50 CDR	7.79 CDR	7.17 CDR	6.72 CDR
Collateral Loss	8.77%	7.76%	6.78%	6.30%	5.86%	5.54%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	8.50 CDR	7.37 CDR	6.30 CDR	5.80 CDR	5.36 CDR	5.04 CDR
Collateral Loss	9.05%	8.01%	6.98%	6.49%	6.05%	5.72%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	6.71 CDR	5.83 CDR	5.01 CDR	4.62 CDR	4.28 CDR	4.03 CDR
Collateral Loss	9.23%	8.15%	7.12%	6.61%	6.17%	5.84%

Assumptions

- 12 Month Delay
- Forward LIBOR
- Delinquency Trigger Failing
- Run to maturity
- Defaults are in addition to prepayments
- Run at pricing speed
- "Break" is CDR which results in approximate first dollar of principal loss

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Total Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$856,786,589	$23,450	$1,000,000
Average Scheduled Principal Balance	$220,992		
Number of Mortgage Loans	3,877		
Weighted Average Gross Coupon	6.580%	3.750%	10.250%
Weighted Average FICO Score	651	540	816
Weighted Average Combined Original LTV	83.06%	19.11%	100.00%
Weighted Average Original Term	358 months	180 months	360 months
Weighted Average Stated Remaining Term	356 months	173 months	360 months
Weighted Average Seasoning	3 months	0 months	14 months
Weighted Average Gross Margin	4.757%	2.875%	7.750%
Weighted Average Minimum Interest Rate	6.507%	3.750%	10.250%
Weighted Average Maximum Interest Rate	12.508%	9.750%	21.000%
Weighted Average Initial Rate Cap	2.963%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	28 months	1 months	60 months
Maturity Date		May 1 2019	Dec 1 2034
Maximum Zip Code Concentration	0.66%	92592	
ARM	89.72%		
Fixed Rate	10.28%		
2/28 6 Mo LIBOR ARM	20.07%		
3/27 6 Mo LIBOR ARM	5.91%		
5/25 6 Mo LIBOR ARM	2.73%		
5YR IO 2/28 6 Mo LIBOR ARM	38.68%		
5YR IO 3/27 6 Mo LIBOR ARM	10.20%		
5YR IO 5/25 6 Mo LIBOR ARM	10.45%		
5YR IO 6 Mo LIBOR ARM	1.55%		
6 Mo LIBOR ARM	0.12%		
BALLOON 15/30	0.01%		
Balloon 5YR IO	0.02%		
Fixed Rate	9.33%		
Fixed Rate 5Yr IO	0.93%		
Interest Only	61.83%		
Not Interest Only	38.17%		

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepay Penalty: 0 months	17.07%
Prepay Penalty: 12 months	5.67%
Prepay Penalty: 24 months	47.99%
Prepay Penalty: 36 months	29.10%
Prepay Penalty: 48 months	0.08%
Prepay Penalty: 60 months	0.08%
First Lien	100.00%
Full Documentation	71.18%
Limited Income Verification	1.63%
No Documentation	0.57%
No Income Verification	18.33%
Stated + Documentation	8.28%
Cash Out Refinance	38.95%
Purchase	52.54%
Rate/Term Refinance	8.51%
2 Units	4.43%
3 Units	0.28%
4 Units	0.07%
Condominium	7.44%
PUD	18.38%
Single Family	69.40%
Non-owner	1.99%
Primary	97.16%
Second Home	0.85%
Top 5 States:	
California	44.29%
Illinois	5.65%
Florida	4.56%
New York	4.13%
Texas	3.67%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	90	3,747,044.61	0.44%	8.112	356	78.34	601
50,000.01 - 100,000.00	595	47,040,097.50	5.49%	7.468	348	81.86	622
100,000.01 - 150,000.00	781	96,964,517.01	11.32%	7.072	354	84.23	634
150,000.01 - 200,000.00	709	122,934,541.77	14.35%	6.798	356	83.46	641
200,000.01 - 250,000.00	490	109,970,451.19	12.84%	6.644	356	83.55	642
250,000.01 - 300,000.00	338	92,532,235.83	10.80%	6.524	357	83.33	649
300,000.01 - 350,000.00	249	80,564,263.88	9.40%	6.322	357	83.42	656
350,000.01 - 400,000.00	182	68,034,015.51	7.94%	6.363	356	84.14	655
400,000.01 - 450,000.00	114	48,645,790.07	5.68%	6.348	357	85.30	663
450,000.01 - 500,000.00	83	39,472,508.26	4.61%	6.320	357	85.07	665
500,000.01 - 550,000.00	100	52,510,483.02	6.13%	6.117	358	81.71	674
550,000.01 - 600,000.00	64	36,847,579.90	4.30%	6.105	354	81.14	675
600,000.01 - 650,000.00	34	21,415,538.62	2.50%	6.027	357	79.37	669
650,000.01 - 700,000.00	19	12,931,889.00	1.51%	6.099	357	79.35	690
700,000.01 - 750,000.00	13	9,481,616.65	1.11%	6.493	357	77.18	685
750,000.01 - 800,000.00	5	3,791,384.24	0.44%	6.518	358	78.90	703
800,000.01 - 850,000.00	6	4,988,882.08	0.58%	6.208	328	75.06	669
900,000.01 - 950,000.00	1	920,000.00	0.11%	5.375	359	80.00	781
950,000.01 - 1,000,000.00	4	3,993,750.00	0.47%	5.875	357	63.39	688
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	204,000.00	0.02%	3.750	354	80.00	700
4.000 - 4.499	3	1,390,362.08	0.16%	4.315	359	80.00	705
4.500 - 4.999	74	21,615,950.37	2.52%	4.843	357	77.30	700
5.000 - 5.499	189	56,196,853.59	6.56%	5.281	357	78.71	693
5.500 - 5.999	628	187,879,383.75	21.93%	5.745	357	79.87	680
6.000 - 6.499	563	138,391,669.86	16.15%	6.210	355	81.70	662
6.500 - 6.999	815	190,617,783.47	22.25%	6.707	355	83.78	644
7.000 - 7.499	489	93,420,270.86	10.90%	7.193	355	86.60	632
7.500 - 7.999	546	93,456,144.11	10.91%	7.692	355	86.74	614
8.000 - 8.499	295	41,472,879.88	4.84%	8.183	356	86.53	596
8.500 - 8.999	202	24,930,150.91	2.91%	8.650	356	88.98	602
9.000 - 9.499	60	6,178,465.71	0.72%	9.135	353	90.25	610
9.500 - 9.999	10	836,596.06	0.10%	9.691	357	91.62	599
10.000 -10.499	2	196,078.49	0.02%	10.045	355	95.89	703
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	153	21,652,619.44	2.53%	7.972	357	77.24	544
550-574	499	80,849,772.50	9.44%	7.630	356	78.46	564
575-599	272	48,520,130.96	5.66%	7.379	356	81.55	586
600-624	577	118,786,992.97	13.86%	6.721	357	83.44	613
625-649	729	159,194,454.67	18.58%	6.528	354	84.34	638
650-674	585	147,390,613.79	17.20%	6.291	355	83.36	662
675-699	451	115,505,185.01	13.48%	6.250	356	84.47	686
700+	611	164,886,819.80	19.24%	6.085	356	83.73	733
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	62	7,103,984.33	0.83%	6.750	345	43.04	612
50.00- 54.99	31	6,277,740.43	0.73%	6.281	349	52.56	632
55.00- 59.99	39	7,003,027.76	0.82%	6.828	357	57.49	608
60.00- 64.99	61	12,166,006.18	1.42%	6.458	356	62.55	632
65.00- 69.99	93	20,322,645.36	2.37%	6.559	355	67.27	618
70.00- 74.99	143	34,970,149.40	4.08%	6.498	352	72.36	627
75.00- 79.99	437	97,412,251.47	11.37%	6.368	355	78.29	647
80.00	1,228	304,367,052.69	35.52%	6.020	356	80.00	666
80.01- 84.99	194	39,518,206.51	4.61%	6.883	354	83.58	623
85.00- 89.99	405	84,060,539.48	9.81%	7.061	355	86.99	625
90.00- 94.99	597	123,292,300.56	14.39%	7.110	356	90.94	644
95.00- 99.99	341	77,513,731.78	9.05%	6.949	355	95.24	672
100.00	246	42,778,953.19	4.99%	7.713	357	100.00	672
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	63	7,789,816.10	0.91%	6.917	177	78.77	647
240	3	351,251.40	0.04%	7.490	238	76.20	579
360	3,811	848,645,521.64	99.05%	6.577	357	83.10	651
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	63	7,789,816.10	0.91%	6.917	177	78.77	647
181-240	3	351,251.40	0.04%	7.490	238	76.20	579
301-360	3,811	848,645,521.64	99.05%	6.577	357	83.10	651
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	114	23,930,175.36	2.79%	6.597	353	79.82	649
20.01 -25.00	143	24,316,022.04	2.84%	6.952	355	81.13	640
25.01 -30.00	236	47,535,109.61	5.55%	6.680	354	80.68	646
30.01 -35.00	382	77,422,429.18	9.04%	6.792	355	83.36	648
35.01 -40.00	465	107,780,948.81	12.58%	6.784	354	83.63	646
40.01 -45.00	588	132,841,578.16	15.50%	6.739	356	84.60	651
45.01 -50.00	685	160,267,741.65	18.71%	6.796	355	85.49	646
50.01 -55.00	1,221	276,330,041.81	32.25%	6.167	357	81.43	657
55.01 -60.00	7	1,390,272.85	0.16%	6.264	356	83.32	673
None	36	4,972,269.67	0.58%	7.883	355	83.88	718
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,314	768,668,668.69	89.72%	6.507	357	83.30	652
Fixed Rate	563	88,117,920.45	10.28%	7.218	341	80.95	645
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	984	171,934,698.68	20.07%	7.130	357	86.31	632
3/27 6 Mo LIBOR ARM	233	50,650,541.16	5.91%	6.821	357	85.89	646
5/25 6 Mo LIBOR ARM	101	23,390,860.80	2.73%	6.377	356	82.20	662
5YR IO 2/28 6 Mo LIBOR ARM	1,216	331,431,302.78	38.68%	6.339	357	82.48	653
5YR IO 3/27 6 Mo LIBOR ARM	366	87,426,872.43	10.20%	6.280	357	83.62	660
5YR IO 5/25 6 Mo LIBOR ARM	365	89,562,647.50	10.45%	6.135	356	79.17	680
5YR IO 6 Mo LIBOR ARM	45	13,238,122.93	1.55%	5.607	358	81.97	650
6 Mo LIBOR ARM	4	1,033,622.41	0.12%	7.304	358	88.35	587
BALLOON 15/30	1	70,764.58	0.01%	8.125	174	83.53	579
Balloon 5YR IO	2	138,000.00	0.02%	8.195	177	91.19	616
Fixed Rate	522	79,976,755.87	9.33%	7.242	340	80.76	644
Fixed Rate 5Yr IO	38	7,932,400.00	0.93%	6.959	353	82.71	665
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,032	529,729,345.64	61.83%	6.286	357	82.10	658
Not Interest Only	1,845	327,057,243.50	38.17%	7.056	353	84.60	639
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	714	146,266,927.71	17.07%	6.928	354	83.81	643
Prepay Penalty: 12 months	175	48,547,021.48	5.67%	6.748	357	83.02	662
Prepay Penalty: 24 months	1,768	411,201,592.17	47.99%	6.492	357	82.92	649
Prepay Penalty: 36 months	1,215	249,322,432.57	29.10%	6.493	353	82.85	656
Prepay Penalty: 48 months	3	722,454.98	0.08%	6.459	355	86.75	701
Prepay Penalty: 60 months	2	726,160.23	0.08%	5.646	353	75.30	690
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	3,877	856,786,589.14	100.00%	6.580	356	83.06	651
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,712	609,899,045.84	71.18%	6.463	356	81.72	647
Limited Income Verification	51	13,935,343.58	1.63%	6.496	357	81.22	674
No Documentation	35	4,913,769.67	0.57%	7.871	355	84.01	720
No Income Verification	844	157,084,194.69	18.33%	6.972	353	85.45	650
Stated + Documentation	235	70,954,235.36	8.28%	6.647	357	89.51	679
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,607	333,691,994.56	38.95%	6.884	354	82.19	629
Purchase	1,891	450,170,887.80	52.54%	6.322	357	83.78	669
Rate/Term Refinance	379	72,923,706.78	8.51%	6.784	354	82.57	643
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	136	37,916,735.86	4.43%	6.626	356	85.38	665
3 Units	7	2,405,000.00	0.28%	6.440	358	75.98	667
4 Units	1	562,500.00	0.07%	5.875	359	75.00	715
Condominium	290	63,768,126.48	7.44%	6.454	357	82.23	663
PUD	603	157,492,257.27	18.38%	6.376	356	82.64	657
Single Family	2,840	594,641,969.53	69.40%	6.646	355	83.14	647
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	101	17,063,374.16	1.99%	6.876	357	84.22	693
Primary	3,740	832,463,078.41	97.16%	6.573	356	82.98	650
Second Home	36	7,260,136.57	0.85%	6.728	356	88.93	691
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	19	2,949,991.04	0.34%	7.375	358	83.12	620
Arizona	57	9,988,846.75	1.17%	6.591	357	84.51	641
Arkansas	6	480,561.44	0.06%	8.367	337	87.94	593
California	1,159	379,444,470.14	44.29%	6.140	357	80.95	664
Colorado	111	22,206,466.02	2.59%	6.476	356	84.32	645
Connecticut	18	4,065,266.77	0.47%	6.953	351	86.76	647
Delaware	2	322,620.23	0.04%	6.866	356	87.46	676
District of Columbia	4	1,255,500.00	0.15%	6.853	359	76.28	630
Florida	228	39,085,263.25	4.56%	7.100	355	84.59	639
Georgia	134	23,139,008.76	2.70%	6.842	356	84.66	637
Idaho	9	1,364,088.86	0.16%	7.247	358	88.55	613
Illinois	267	48,373,333.62	5.65%	7.185	354	85.78	637
Indiana	57	5,618,942.76	0.66%	7.557	346	90.02	632
Iowa	11	988,109.17	0.12%	7.610	356	83.72	614
Kansas	11	1,615,497.80	0.19%	7.783	348	89.03	631
Kentucky	29	3,583,970.07	0.42%	6.886	351	87.39	656
Louisiana	13	2,546,229.87	0.30%	6.494	348	83.56	633
Maine	7	811,740.21	0.09%	7.155	358	79.70	621
Maryland	68	14,825,277.69	1.73%	6.719	358	81.85	638
Massachusetts	43	11,271,443.67	1.32%	6.716	358	85.58	643
Michigan	193	29,888,926.43	3.49%	7.276	355	85.72	624
Minnesota	121	22,411,732.10	2.62%	6.735	355	85.46	645
Missouri	55	7,507,083.25	0.88%	7.721	358	85.41	613
Montana	1	135,000.00	0.02%	6.625	359	90.00	702
Nebraska	2	317,889.70	0.04%	7.497	357	95.00	700
Nevada	74	15,744,237.58	1.84%	6.786	355	80.46	634
New Hampshire	6	1,242,014.35	0.14%	7.523	359	85.78	666
New Jersey	55	12,998,515.41	1.52%	6.938	354	82.63	626
New Mexico	13	1,621,948.52	0.19%	7.526	358	81.15	613
New York	115	35,351,967.14	4.13%	6.771	357	85.63	660
North Carolina	71	10,940,271.01	1.28%	6.950	357	87.56	639
North Dakota	5	418,873.27	0.05%	7.855	358	92.58	655
Ohio	155	19,649,582.14	2.29%	7.159	346	87.20	629
Oklahoma	14	1,535,545.83	0.18%	8.024	350	89.47	609
Oregon	97	17,300,023.93	2.02%	6.618	357	83.35	656
Pennsylvania	47	6,202,361.42	0.72%	7.257	354	86.76	632
Rhode Island	13	2,671,077.79	0.31%	6.928	351	84.57	665
South Carolina	30	4,521,567.69	0.53%	6.808	355	86.16	637
South Dakota	2	403,500.00	0.05%	7.010	359	91.12	723
Tennessee	51	6,189,100.37	0.72%	7.070	356	84.84	643
Texas	222	31,430,294.57	3.67%	6.821	348	81.80	648
Utah	69	11,229,892.55	1.31%	6.885	357	84.32	639
Vermont	1	128,000.00	0.01%	6.250	359	80.00	645

Continued on next page.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Virginia	48	12,849,433.99	1.50%	6.767	357	86.10	640
Washington	111	22,581,420.38	2.64%	6.473	356	82.72	659
West Virginia	5	397,746.38	0.05%	7.594	358	87.39	614
Wisconsin	47	7,029,955.22	0.82%	7.177	342	86.01	634
Wyoming	1	152,000.00	0.02%	6.875	359	95.00	690
Total	**3,877**	**856,786,589.14**	**100.00%**	**6.580**	**356**	**83.06**	**651**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	5	1,520,178.61	0.20%	5.086	355	57.48	744
3.000 - 3.499	127	42,363,477.87	5.51%	5.375	357	74.83	717
3.500 - 3.999	463	138,665,188.62	18.04%	5.640	357	78.36	686
4.000 - 4.499	542	138,501,231.54	18.02%	6.035	357	79.11	656
4.500 - 4.999	531	123,180,470.12	16.03%	6.414	357	81.53	650
5.000 - 5.499	562	125,982,581.65	16.39%	6.817	357	87.91	645
5.500 - 5.999	504	102,747,573.63	13.37%	7.232	357	89.64	626
6.000 - 6.499	349	63,135,939.75	8.21%	7.694	357	90.25	609
6.500 - 6.999	167	25,164,237.79	3.27%	8.200	358	90.24	596
7.000 - 7.499	55	6,430,649.77	0.84%	8.715	357	87.61	568
7.500 - 7.999	9	977,139.34	0.13%	8.470	356	87.35	572
Total	**3,314**	**768,668,668.69**	**100.00%**	**6.507**	**357**	**83.30**	**652**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	204,000.00	0.03%	3.750	354	80.00	700
4.000 - 4.499	3	1,390,362.08	0.18%	4.315	359	80.00	705
4.500 - 4.999	73	21,078,562.47	2.74%	4.839	357	77.24	700
5.000 - 5.499	188	55,667,793.36	7.24%	5.280	357	78.76	693
5.500 - 5.999	608	180,518,185.03	23.48%	5.741	357	80.00	678
6.000 - 6.499	522	129,016,955.09	16.78%	6.208	357	81.99	660
6.500 - 6.999	709	171,192,260.87	22.27%	6.701	357	84.45	642
7.000 - 7.499	387	77,434,849.73	10.07%	7.193	358	87.44	629
7.500 - 7.999	415	76,351,765.99	9.93%	7.691	357	87.75	614
8.000 - 8.499	218	32,365,546.92	4.21%	8.184	358	87.36	595
8.500 - 8.999	141	18,416,563.18	2.40%	8.650	358	89.73	601
9.000 - 9.499	42	4,598,104.81	0.60%	9.151	358	91.57	618
9.500 - 9.999	6	398,778.64	0.05%	9.527	357	90.45	620
10.000 -10.499	1	34,940.52	0.00%	10.250	355	100.00	710
Total	**3,314**	**768,668,668.69**	**100.00%**	**6.507**	**357**	**83.30**	**652**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.500 - 9.999	1	204,000.00	0.03%	3.750	354	80.00	700
10.000 -10.499	3	1,390,362.08	0.18%	4.315	359	80.00	705
10.500 -10.999	74	21,383,746.14	2.78%	4.842	357	77.27	700
11.000 -11.499	187	55,362,609.69	7.20%	5.282	357	78.75	693
11.500 -11.999	606	180,076,585.03	23.43%	5.740	357	80.00	678
12.000 -12.499	524	129,458,555.09	16.84%	6.207	357	81.98	660
12.500 -12.999	709	171,192,260.87	22.27%	6.701	357	84.45	642
13.000 -13.499	387	77,434,849.73	10.07%	7.193	358	87.44	629
13.500 -13.999	414	76,199,224.46	9.91%	7.691	357	87.76	614
14.000 -14.499	218	32,365,546.92	4.21%	8.184	358	87.36	595
14.500 -14.999	141	18,416,563.18	2.40%	8.650	358	89.73	601
15.000 -15.499	42	4,598,104.81	0.60%	9.151	358	91.57	618
15.500 -15.999	6	398,778.64	0.05%	9.527	357	90.45	620
16.000 -16.499	1	34,940.52	0.00%	10.250	355	100.00	710
21.000+	1	152,541.53	0.02%	7.500	355	85.00	552
Total	**3,314**	**768,668,668.69**	**100.00%**	**6.507**	**357**	**83.30**	**652**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	49	14,271,745.34	1.86%	5.730	358	82.43	646
3.000	3,265	754,396,923.35	98.14%	6.522	357	83.31	652
Total	**3,314**	**768,668,668.69**	**100.00%**	**6.507**	**357**	**83.30**	**652**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,314	768,668,668.69	100.00%	6.507	357	83.30	652
Total	**3,314**	**768,668,668.69**	**100.00%**	**6.507**	**357**	**83.30**	**652**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/05	10	2,146,392.06	0.28%	6.103	355	83.25	627
02/01/05	1	203,400.00	0.03%	5.375	356	67.35	630
04/01/05	2	315,200.00	0.04%	7.077	358	76.25	575
05/01/05	35	11,422,798.00	1.49%	5.645	359	82.76	652
06/01/05	1	183,955.28	0.02%	4.750	354	80.00	641
10/01/05	1	118,751.30	0.02%	6.875	346	80.00	650
12/01/05	2	825,290.09	0.11%	6.824	348	82.94	620
02/01/06	2	600,236.03	0.08%	7.712	350	89.08	583
04/01/06	7	1,010,056.12	0.13%	7.140	352	81.69	587
05/01/06	12	2,023,453.70	0.26%	6.449	353	83.35	617
06/01/06	104	22,826,170.58	2.97%	6.534	354	84.29	635
07/01/06	723	160,369,119.55	20.86%	6.444	355	84.28	657
08/01/06	11	2,102,941.92	0.27%	6.846	356	82.71	618
09/01/06	3	555,206.57	0.07%	7.716	357	83.53	562
10/01/06	138	28,677,328.31	3.73%	6.907	358	82.70	634
11/01/06	1,195	283,718,447.29	36.91%	6.670	359	83.58	642
12/01/06	2	539,000.00	0.07%	6.823	360	86.43	650
05/01/07	1	320,000.00	0.04%	7.875	353	100.00	621
06/01/07	20	5,529,474.62	0.72%	6.024	354	84.64	689
07/01/07	206	50,435,837.58	6.56%	6.244	355	84.46	664
08/01/07	5	1,110,234.44	0.14%	6.528	356	65.92	599
09/01/07	3	558,993.04	0.07%	6.311	357	78.16	638
10/01/07	45	8,686,492.91	1.13%	6.922	358	85.12	660
11/01/07	318	71,327,381.00	9.28%	6.617	359	84.60	646
12/01/07	1	109,000.00	0.01%	8.125	360	100.00	644
06/01/09	23	5,592,815.00	0.73%	5.949	354	77.80	697
07/01/09	265	66,195,413.29	8.61%	6.112	355	79.71	678
08/01/09	1	82,500.00	0.01%	9.500	356	75.00	543
09/01/09	1	164,003.30	0.02%	7.500	357	95.00	718
10/01/09	23	4,461,388.71	0.58%	6.510	358	80.28	653
11/01/09	152	36,305,388.00	4.72%	6.301	359	80.16	673
12/01/09	1	152,000.00	0.02%	6.125	360	80.00	652
Total	**3,314**	**768,668,668.69**	**100.00%**	**6.507**	**357**	**83.30**	**652**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$468,968,769	$23,450	$562,500
Average Scheduled Principal Balance	$167,909		
Number of Mortgage Loans	2,793		
Weighted Average Gross Coupon	6.780%	3.750%	10.250%
Weighted Average FICO Score	640	540	816
Weighted Average Combined Original LTV	83.69%	22.05%	100.00%
Weighted Average Original Term	358 months	180 months	360 months
Weighted Average Stated Remaining Term	355 months	173 months	360 months
Weighted Average Seasoning	3 months	0 months	14 months
Weighted Average Gross Margin	4.971%	2.875%	7.750%
Weighted Average Minimum Interest Rate	6.707%	3.750%	10.250%
Weighted Average Maximum Interest Rate	12.710%	9.750%	21.000%
Weighted Average Initial Rate Cap	2.969%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	1 months	60 months
Maturity Date		May 1 2019	Dec 1 2034
Maximum Zip Code Concentration	0.54%	92571	
ARM	90.32%		
Fixed Rate	9.68%		
2/28 6 Mo LIBOR ARM	26.87%		
3/27 6 Mo LIBOR ARM	6.31%		
5/25 6 Mo LIBOR ARM	2.48%		
5YR IO 2/28 6 Mo LIBOR ARM	35.00%		
5YR IO 3/27 6 Mo LIBOR ARM	10.41%		
5YR IO 5/25 6 Mo LIBOR ARM	7.84%		
5YR IO 6 Mo LIBOR ARM	1.29%		
6 Mo LIBOR ARM	0.12%		
BALLOON 15/30	0.02%		
Balloon 5YR IO	0.03%		
Fixed Rate	8.98%		
Fixed Rate 5Yr IO	0.65%		
Interest Only	55.22%		
Not Interest Only	44.78%		

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepay Penalty: 0 months	17.16%
Prepay Penalty: 12 months	4.81%
Prepay Penalty: 24 months	48.73%
Prepay Penalty: 36 months	29.31%
First Lien	100.00%
Full Documentation	69.57%
Limited Income Verification	1.35%
No Documentation	0.88%
No Income Verification	22.75%
Stated + Documentation	5.44%
Cash Out Refinance	42.26%
Purchase	48.41%
Rate/Term Refinance	9.33%
2 Units	4.34%
3 Units	0.28%
4 Units	0.12%
Condominium	8.47%
PUD	16.51%
Single Family	70.28%
Non-owner	2.79%
Primary	96.34%
Second Home	0.87%
Top 5 States:	
California	30.43%
Illinois	7.69%
Florida	6.13%
Michigan	4.75%
Texas	4.14%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	79	3,259,140.78	0.69%	8.098	355	78.05	597
50,000.01 - 100,000.00	522	41,326,485.33	8.81%	7.447	349	82.07	621
100,000.01 - 150,000.00	680	84,632,513.03	18.05%	7.068	354	84.39	633
150,000.01 - 200,000.00	620	107,494,039.33	22.92%	6.806	356	83.90	639
200,000.01 - 250,000.00	428	96,215,770.30	20.52%	6.616	356	83.52	642
250,000.01 - 300,000.00	292	80,110,101.07	17.08%	6.541	357	83.75	648
300,000.01 - 350,000.00	156	49,563,850.53	10.57%	6.324	357	83.77	658
350,000.01 - 400,000.00	12	4,510,368.37	0.96%	6.527	358	86.97	647
400,000.01 - 450,000.00	3	1,294,000.00	0.28%	6.870	359	83.52	692
550,000.01 - 600,000.00	1	562,500.00	0.12%	5.875	359	75.00	715
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	204,000.00	0.04%	3.750	354	80.00	700
4.000 - 4.499	1	162,362.08	0.03%	4.375	355	80.00	640
4.500 - 4.999	48	11,453,739.24	2.44%	4.849	356	76.75	701
5.000 - 5.499	109	22,990,964.58	4.90%	5.254	357	78.55	678
5.500 - 5.999	365	75,950,873.33	16.20%	5.746	356	79.68	675
6.000 - 6.499	389	69,646,023.03	14.85%	6.206	357	82.02	654
6.500 - 6.999	575	100,022,884.80	21.33%	6.716	354	83.77	640
7.000 - 7.499	390	63,124,196.13	13.46%	7.196	354	86.38	627
7.500 - 7.999	437	68,918,753.39	14.70%	7.686	355	86.89	613
8.000 - 8.499	245	30,769,286.21	6.56%	8.179	356	86.38	592
8.500 - 8.999	174	20,166,806.90	4.30%	8.647	356	88.61	604
9.000 - 9.499	49	4,807,814.46	1.03%	9.149	351	90.15	603
9.500 - 9.999	9	716,124.07	0.15%	9.681	357	92.73	608
10.000 -10.499	1	34,940.52	0.01%	10.250	355	100.00	710
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	133	17,785,239.87	3.79%	8.016	357	77.66	544
550-574	408	58,531,971.15	12.48%	7.653	356	78.34	564
575-599	223	34,691,331.68	7.40%	7.433	355	81.54	585
600-624	436	71,783,959.39	15.31%	6.777	356	84.15	613
625-649	541	93,227,030.60	19.88%	6.658	355	85.28	637
650-674	394	71,106,940.30	15.16%	6.335	354	84.30	661
675-699	281	50,159,093.58	10.70%	6.415	355	86.48	686
700+	377	71,683,202.17	15.29%	6.302	355	85.47	733
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	52	5,565,285.26	1.19%	6.713	347	42.18	619
50.00- 54.99	24	3,490,445.75	0.74%	6.462	354	51.99	623
55.00- 59.99	28	4,363,491.42	0.93%	6.781	357	57.72	596
60.00- 64.99	47	7,312,075.90	1.56%	6.708	357	62.65	606
65.00- 69.99	66	10,449,251.12	2.23%	6.848	356	67.05	599
70.00- 74.99	92	15,446,141.59	3.29%	6.792	356	72.21	609
75.00- 79.99	307	50,205,707.86	10.71%	6.488	355	78.53	635
80.00	816	146,134,337.41	31.16%	6.134	356	80.00	653
80.01- 84.99	142	23,737,101.50	5.06%	7.049	355	83.46	608
85.00- 89.99	317	51,868,643.46	11.06%	7.280	355	86.95	616
90.00- 94.99	451	74,272,707.83	15.84%	7.243	356	91.11	638
95.00- 99.99	239	43,044,587.27	9.18%	7.053	354	95.36	667
100.00	212	33,078,992.37	7.05%	7.734	357	100.00	671
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	48	4,875,592.75	1.04%	7.183	177	81.52	645
240	1	81,900.00	0.02%	8.125	239	90.00	588
360	2,744	464,011,275.99	98.94%	6.775	357	83.71	640
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	48	4,875,592.75	1.04%	7.183	177	81.52	645
181-240	1	81,900.00	0.02%	8.125	239	90.00	588
301-360	2,744	464,011,275.99	98.94%	6.775	357	83.71	640
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	83	10,192,881.66	2.17%	6.968	348	79.08	629
20.01 -25.00	112	15,405,126.27	3.28%	7.049	355	81.62	627
25.01 -30.00	178	25,233,122.14	5.38%	6.984	352	83.35	632
30.01 -35.00	275	42,055,335.92	8.97%	7.037	353	84.15	633
35.01 -40.00	326	54,532,804.88	11.63%	7.128	355	84.66	632
40.01 -45.00	417	69,581,214.89	14.84%	7.033	355	85.81	639
45.01 -50.00	451	77,208,585.45	16.46%	7.129	355	86.44	632
50.01 -55.00	915	169,221,840.24	36.08%	6.254	357	81.64	650
55.01 -60.00	7	1,390,272.85	0.30%	6.264	356	83.32	673
None	29	4,147,584.44	0.88%	7.768	355	83.87	723
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,434	423,588,706.78	90.32%	6.707	357	83.94	641
Fixed Rate	359	45,380,061.96	9.68%	7.455	338	81.31	633
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	854	125,991,766.93	26.87%	7.317	357	86.70	625
3/27 6 Mo LIBOR ARM	178	29,606,716.68	6.31%	6.981	357	85.67	638
5/25 6 Mo LIBOR ARM	66	11,633,978.72	2.48%	6.481	356	81.59	662
5YR IO 2/28 6 Mo LIBOR ARM	833	164,123,386.76	35.00%	6.456	357	82.77	642
5YR IO 3/27 6 Mo LIBOR ARM	274	48,828,816.13	10.41%	6.327	357	83.80	656
5YR IO 5/25 6 Mo LIBOR ARM	197	36,764,896.22	7.84%	6.256	357	79.44	671
5YR IO 6 Mo LIBOR ARM	29	6,055,522.93	1.29%	5.748	358	82.27	636
6 Mo LIBOR ARM	3	583,622.41	0.12%	6.768	357	87.07	583
BALLOON 15/30	1	70,764.58	0.02%	8.125	174	83.53	579
Balloon 5YR IO	2	138,000.00	0.03%	8.195	177	91.19	616
Fixed Rate	337	42,130,197.38	8.98%	7.483	338	81.14	630
Fixed Rate 5Yr IO	19	3,041,100.00	0.65%	7.013	350	83.08	669
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,354	258,951,722.04	55.22%	6.394	357	82.49	649
Not Interest Only	1,439	210,017,046.70	44.78%	7.255	353	85.16	630
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	515	80,462,600.65	17.16%	7.070	352	84.08	634
Prepay Penalty: 12 months	116	22,562,455.97	4.81%	7.009	356	84.28	647
Prepay Penalty: 24 months	1,302	228,505,647.34	48.73%	6.736	357	83.55	638
Prepay Penalty: 36 months	860	137,438,064.78	29.31%	6.645	354	83.58	647
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,793	468,968,768.74	100.00%	6.780	355	83.69	640
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	1,942	326,272,549.72	69.57%	6.663	356	82.31	634
Limited Income Verification	33	6,331,670.37	1.35%	6.874	357	82.17	647
No Documentation	29	4,147,584.44	0.88%	7.768	355	83.87	723
No Income Verification	658	106,698,263.74	22.75%	7.080	353	86.06	648
Stated + Documentation	131	25,518,700.47	5.44%	6.828	356	91.69	676
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,197	198,182,852.98	42.26%	7.074	354	82.91	620
Purchase	1,316	227,027,819.35	48.41%	6.501	357	84.47	659
Rate/Term Refinance	280	43,758,096.41	9.33%	6.893	353	83.10	633
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	96	20,375,704.40	4.34%	6.740	355	84.75	654
3 Units	5	1,290,000.00	0.28%	6.445	358	74.67	626
4 Units	1	562,500.00	0.12%	5.875	359	75.00	715
Condominium	224	39,699,033.17	8.47%	6.495	357	82.17	654
PUD	404	77,432,932.35	16.51%	6.586	356	83.58	647
Single Family	2,063	329,608,598.82	70.28%	6.865	355	83.88	636
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	86	13,083,311.99	2.79%	6.907	357	84.67	692
Primary	2,682	451,813,374.70	96.34%	6.774	355	83.62	639
Second Home	25	4,072,082.05	0.87%	7.059	355	87.64	673
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	13	1,176,841.04	0.25%	7.911	358	87.56	608
Arizona	50	7,628,234.17	1.63%	6.853	357	85.03	633
Arkansas	6	480,561.44	0.10%	8.367	337	87.94	593
California	611	142,698,920.30	30.43%	6.228	357	80.27	652
Colorado	92	16,901,197.30	3.60%	6.590	356	85.05	641
Connecticut	12	2,046,267.85	0.44%	6.906	356	86.34	628
Delaware	2	322,620.23	0.07%	6.866	356	87.46	676
District of Columbia	2	474,000.00	0.10%	7.282	359	82.05	615
Florida	189	28,741,496.49	6.13%	7.193	355	84.97	631
Georgia	106	15,153,579.13	3.23%	6.933	355	85.30	634
Idaho	8	1,024,438.86	0.22%	7.000	357	88.07	630
Illinois	220	36,052,447.96	7.69%	7.201	353	85.98	633
Indiana	52	5,237,373.53	1.12%	7.535	345	89.83	633
Iowa	11	988,109.17	0.21%	7.610	356	83.72	614
Kansas	9	965,282.22	0.21%	8.110	358	88.87	612
Kentucky	23	2,518,291.07	0.54%	6.924	348	87.79	652
Louisiana	10	1,147,468.23	0.24%	6.641	338	83.31	650
Maine	7	811,740.21	0.17%	7.155	358	79.70	621
Maryland	49	9,150,689.04	1.95%	6.594	358	79.81	638
Massachusetts	32	7,190,939.54	1.53%	6.854	358	83.33	638
Michigan	165	22,297,005.03	4.75%	7.297	354	86.45	622
Minnesota	100	16,448,229.88	3.51%	6.794	358	85.61	633
Missouri	45	5,186,996.10	1.11%	7.897	358	88.19	612
Montana	1	135,000.00	0.03%	6.625	359	90.00	702
Nebraska	2	317,889.70	0.07%	7.497	357	95.00	700
Nevada	63	12,688,843.57	2.71%	6.799	356	81.01	637
New Hampshire	5	830,664.35	0.18%	7.225	359	81.21	662
New Jersey	38	7,461,251.19	1.59%	6.976	354	82.21	619
New Mexico	11	1,070,107.83	0.23%	7.853	357	80.90	597
New York	65	14,391,581.36	3.07%	6.935	356	85.03	647
North Carolina	67	9,931,987.67	2.12%	6.974	357	87.44	638
North Dakota	5	418,873.27	0.09%	7.855	358	92.58	655
Ohio	137	15,301,659.18	3.26%	7.271	356	88.49	627
Oklahoma	12	1,362,595.83	0.29%	8.050	349	90.35	615
Oregon	74	11,084,056.62	2.36%	6.574	357	83.47	646
Pennsylvania	35	3,893,990.35	0.83%	7.529	355	87.22	622
Rhode Island	11	2,331,006.43	0.50%	6.745	351	84.17	662
South Carolina	26	3,335,467.69	0.71%	6.923	354	89.48	644
South Dakota	2	403,500.00	0.09%	7.010	359	91.12	723
Tennessee	43	4,853,034.41	1.03%	7.146	356	84.88	636
Texas	161	19,423,366.29	4.14%	6.982	344	82.40	644
Utah	60	8,943,714.79	1.91%	6.909	357	85.28	627
Vermont	1	128,000.00	0.03%	6.250	359	80.00	645

Continued on the next page.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State (cont.)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Virginia	32	6,195,644.91	1.32%	6.874	357	86.61	644
Washington	82	14,240,532.99	3.04%	6.532	355	83.88	656
West Virginia	4	316,046.38	0.07%	7.748	358	85.42	608
Wisconsin	41	5,115,225.14	1.09%	7.496	357	87.69	625
Wyoming	1	152,000.00	0.03%	6.875	359	95.00	690
Total	**2,793**	**468,968,768.74**	**100.00%**	**6.780**	**355**	**83.69**	**640**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	3	791,075.36	0.19%	5.108	355	60.53	754
3.000 - 3.499	65	13,836,733.97	3.27%	5.227	356	73.42	719
3.500 - 3.999	266	54,760,907.47	12.93%	5.596	357	77.98	683
4.000 - 4.499	364	67,050,658.40	15.83%	6.023	357	79.06	651
4.500 - 4.999	397	70,361,973.25	16.61%	6.494	357	80.47	643
5.000 - 5.499	428	75,738,569.67	17.88%	6.872	357	87.34	641
5.500 - 5.999	410	69,264,809.38	16.35%	7.319	357	89.57	624
6.000 - 6.499	296	46,139,775.09	10.89%	7.726	357	89.89	605
6.500 - 6.999	143	18,518,115.08	4.37%	8.204	357	90.16	594
7.000 - 7.499	53	6,148,949.77	1.45%	8.717	357	87.50	567
7.500 - 7.999	9	977,139.34	0.23%	8.470	356	87.35	572
Total	**2,434**	**423,588,706.78**	**100.00%**	**6.707**	**357**	**83.94**	**641**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	1	204,000.00	0.05%	3.750	354	80.00	700
4.000 - 4.499	1	162,362.08	0.04%	4.375	355	80.00	640
4.500 - 4.999	48	11,453,739.24	2.70%	4.849	356	76.75	701
5.000 - 5.499	109	22,990,964.58	5.43%	5.254	357	78.55	678
5.500 - 5.999	357	73,961,922.09	17.46%	5.742	357	79.67	674
6.000 - 6.499	368	67,023,311.77	15.82%	6.204	357	82.29	653
6.500 - 6.999	509	90,667,963.92	21.40%	6.713	357	84.55	638
7.000 - 7.499	323	54,393,607.93	12.84%	7.196	357	87.24	625
7.500 - 7.999	357	58,856,556.57	13.89%	7.684	357	87.42	612
8.000 - 8.499	188	24,149,118.43	5.70%	8.179	358	87.44	593
8.500 - 8.999	127	15,410,839.10	3.64%	8.649	358	89.13	602
9.000 - 9.499	39	3,880,601.91	0.92%	9.163	358	91.08	609
9.500 - 9.999	6	398,778.64	0.09%	9.527	357	90.45	620
10.000 -10.499	1	34,940.52	0.01%	10.250	355	100.00	710
Total	**2,434**	**423,588,706.78**	**100.00%**	**6.707**	**357**	**83.94**	**641**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.500 - 9.999	1	204,000.00	0.05%	3.750	354	80.00	700
10.000 -10.499	1	162,362.08	0.04%	4.375	355	80.00	640
10.500 -10.999	49	11,758,922.91	2.78%	4.853	356	76.83	700
11.000 -11.499	108	22,685,780.91	5.36%	5.258	357	78.53	678
11.500 -11.999	355	73,520,322.09	17.36%	5.740	357	79.67	674
12.000 -12.499	370	67,464,911.77	15.93%	6.203	357	82.27	653
12.500 -12.999	509	90,667,963.92	21.40%	6.713	357	84.55	638
13.000 -13.499	323	54,393,607.93	12.84%	7.196	357	87.24	625
13.500 -13.999	356	58,704,015.04	13.86%	7.685	357	87.42	612
14.000 -14.499	188	24,149,118.43	5.70%	8.179	358	87.44	593
14.500 -14.999	127	15,410,839.10	3.64%	8.649	358	89.13	602
15.000 -15.499	39	3,880,601.91	0.92%	9.163	358	91.08	609
15.500 -15.999	6	398,778.64	0.09%	9.527	357	90.45	620
16.000 -16.499	1	34,940.52	0.01%	10.250	355	100.00	710
21.000+	1	152,541.53	0.04%	7.500	355	85.00	552
Total	**2,434**	**423,588,706.78**	**100.00%**	**6.707**	**357**	**83.94**	**641**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	32	6,639,145.34	1.57%	5.838	358	82.69	632
3.000	2,402	416,949,561.44	98.43%	6.721	357	83.96	641
Total	**2,434**	**423,588,706.78**	**100.00%**	**6.707**	**357**	**83.94**	**641**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,434	423,588,706.78	100.00%	6.707	357	83.94	641
Total	**2,434**	**423,588,706.78**	**100.00%**	**6.707**	**357**	**83.94**	**641**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/05	9	1,826,792.06	0.43%	5.990	355	82.94	637
02/01/05	1	203,400.00	0.05%	5.375	356	67.35	630
04/01/05	1	125,600.00	0.03%	6.250	358	80.00	562
05/01/05	20	4,299,398.00	1.01%	5.829	359	83.51	631
06/01/05	1	183,955.28	0.04%	4.750	354	80.00	641
10/01/05	1	118,751.30	0.03%	6.875	346	80.00	650
12/01/05	1	267,140.09	0.06%	7.500	348	78.63	646
02/01/06	1	244,936.03	0.06%	6.750	350	95.00	645
04/01/06	7	1,010,056.12	0.24%	7.140	352	81.69	587
05/01/06	10	1,691,756.90	0.40%	6.398	353	84.01	621
06/01/06	84	14,558,467.79	3.44%	6.713	354	85.50	636
07/01/06	562	95,274,364.36	22.49%	6.657	355	84.80	642
08/01/06	9	1,104,033.93	0.26%	6.995	356	78.95	592
09/01/06	3	555,206.57	0.13%	7.716	357	83.53	562
10/01/06	111	17,853,478.31	4.21%	7.076	358	82.55	622
11/01/06	896	156,897,962.29	37.04%	6.915	359	84.47	633
12/01/06	2	539,000.00	0.13%	6.823	360	86.43	650
05/01/07	1	320,000.00	0.08%	7.875	353	100.00	621
06/01/07	11	2,061,524.62	0.49%	6.307	354	87.78	660
07/01/07	153	27,880,625.80	6.58%	6.358	355	84.92	659
08/01/07	4	550,234.44	0.13%	6.557	356	61.76	625
09/01/07	3	558,993.04	0.13%	6.311	357	78.16	638
10/01/07	36	5,256,906.91	1.24%	6.850	358	85.60	645
11/01/07	243	41,698,248.00	9.84%	6.686	359	84.15	643
12/01/07	1	109,000.00	0.03%	8.125	360	100.00	644
06/01/09	14	2,098,610.61	0.50%	6.219	354	75.27	685
07/01/09	142	26,236,693.03	6.19%	6.231	355	80.26	669
08/01/09	1	82,500.00	0.02%	9.500	356	75.00	543
09/01/09	1	164,003.30	0.04%	7.500	357	95.00	718
10/01/09	13	2,156,790.00	0.51%	6.500	358	80.22	651
11/01/09	91	17,508,278.00	4.13%	6.393	359	79.93	669
12/01/09	1	152,000.00	0.04%	6.125	360	80.00	652
Total	**2,434**	**423,588,706.78**	**100.00%**	**6.707**	**357**	**83.94**	**641**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$387,817,820	$36,950	$1,000,000
Average Scheduled Principal Balance	$357,766		
Number of Mortgage Loans	1,084		
Weighted Average Gross Coupon	6.339%	4.250%	10.000%
Weighted Average FICO Score	664	540	802
Weighted Average Combined Original LTV	82.29%	19.11%	100.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	356 months	174 months	359 months
Weighted Average Seasoning	3 months	1 months	12 months
Weighted Average Gross Margin	4.494%	2.875%	7.375%
Weighted Average Minimum Interest Rate	6.261%	4.250%	9.125%
Weighted Average Maximum Interest Rate	12.261%	10.250%	15.125%
Weighted Average Initial Rate Cap	2.956%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	30 months	1 months	59 months
Maturity Date		Jun 1 2019	Nov 1 2034
Maximum Zip Code Concentration	1.04%	92592	
ARM	88.98%		
Fixed Rate	11.02%		
2/28 6 Mo LIBOR ARM	11.85%		
3/27 6 Mo LIBOR ARM	5.43%		
5/25 6 Mo LIBOR ARM	3.03%		
5YR IO 2/28 6 Mo LIBOR ARM	43.14%		
5YR IO 3/27 6 Mo LIBOR ARM	9.95%		
5YR IO 5/25 6 Mo LIBOR ARM	13.61%		
5YR IO 6 Mo LIBOR ARM	1.85%		
6 Mo LIBOR ARM	0.12%		
Fixed Rate	9.76%		
Fixed Rate 5Yr IO	1.26%		
Interest Only	69.82%		
Not Interest Only	30.18%		

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepay Penalty: 0 months	16.97%
Prepay Penalty: 12 months	6.70%
Prepay Penalty: 24 months	47.11%
Prepay Penalty: 36 months	28.85%
Prepay Penalty: 48 months	0.19%
Prepay Penalty: 60 months	0.19%
First Lien	100.00%
Full Documentation	73.13%
Limited Income Verification	1.96%
No Documentation	0.20%
No Income Verification	12.99%
Stated + Documentation	11.72%
Cash Out Refinance	34.94%
Purchase	57.54%
Rate/Term Refinance	7.52%
2 Units	4.52%
3 Units	0.29%
Condominium	6.21%
PUD	20.64%
Single Family	68.34%
Non-owner	1.03%
Primary	98.15%
Second Home	0.82%
Top 5 States:	
California	61.05%
New York	5.40%
Illinois	3.18%
Texas	3.10%
Florida	2.67%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	11	487,903.83	0.13%	8.205	358	80.30	623
50,000.01 - 100,000.00	73	5,713,612.17	1.47%	7.620	336	80.32	628
100,000.01 - 150,000.00	101	12,332,003.98	3.18%	7.102	352	83.14	640
150,000.01 - 200,000.00	89	15,440,502.44	3.98%	6.747	354	80.37	653
200,000.01 - 250,000.00	62	13,754,680.89	3.55%	6.838	357	83.76	644
250,000.01 - 300,000.00	46	12,422,134.76	3.20%	6.418	357	80.64	657
300,000.01 - 350,000.00	93	31,000,413.35	7.99%	6.319	357	82.87	653
350,000.01 - 400,000.00	170	63,523,647.14	16.38%	6.351	356	83.94	656
400,000.01 - 450,000.00	111	47,351,790.07	12.21%	6.333	357	85.35	662
450,000.01 - 500,000.00	83	39,472,508.26	10.18%	6.320	357	85.07	665
500,000.01 - 550,000.00	100	52,510,483.02	13.54%	6.117	358	81.71	674
550,000.01 - 600,000.00	63	36,285,079.90	9.36%	6.109	354	81.24	674
600,000.01 - 650,000.00	34	21,415,538.62	5.52%	6.027	357	79.37	669
650,000.01 - 700,000.00	19	12,931,889.00	3.33%	6.099	357	79.35	690
700,000.01 - 750,000.00	13	9,481,616.65	2.44%	6.493	357	77.18	685
750,000.01 - 800,000.00	5	3,791,384.24	0.98%	6.518	358	78.90	703
800,000.01 - 850,000.00	6	4,988,882.08	1.29%	6.208	328	75.06	669
900,000.01 - 950,000.00	1	920,000.00	0.24%	5.375	359	80.00	781
950,000.01 - 1,000,000.00	4	3,993,750.00	1.03%	5.875	357	63.39	688
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	1,228,000.00	0.32%	4.307	359	80.00	714
4.500 - 4.999	26	10,162,211.13	2.62%	4.836	357	77.93	700
5.000 - 5.499	80	33,205,889.01	8.56%	5.300	357	78.82	703
5.500 - 5.999	263	111,928,510.42	28.86%	5.744	357	80.00	682
6.000 - 6.499	174	68,745,646.83	17.73%	6.214	352	81.37	670
6.500 - 6.999	240	90,594,898.67	23.36%	6.697	356	83.80	648
7.000 - 7.499	99	30,296,074.73	7.81%	7.185	356	87.05	642
7.500 - 7.999	109	24,537,390.72	6.33%	7.707	356	86.32	618
8.000 - 8.499	50	10,703,593.67	2.76%	8.195	355	86.95	606
8.500 - 8.999	28	4,763,344.01	1.23%	8.662	358	90.56	593
9.000 - 9.499	11	1,370,651.25	0.35%	9.086	358	90.59	637
9.500 - 9.999	1	120,471.99	0.03%	9.750	355	85.00	548
10.000 -10.499	1	161,137.97	0.04%	10.000	355	95.00	701
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	20	3,867,379.57	1.00%	7.773	357	75.31	545
550-574	91	22,317,801.35	5.75%	7.571	355	78.78	565
575-599	49	13,828,799.28	3.57%	7.243	356	81.56	588
600-624	141	47,003,033.58	12.12%	6.635	358	82.35	612
625-649	188	65,967,424.07	17.01%	6.346	354	83.02	638
650-674	191	76,283,673.49	19.67%	6.250	356	82.49	662
675-699	170	65,346,091.43	16.85%	6.123	357	82.93	686
700+	234	93,203,617.63	24.03%	5.918	356	82.38	734
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	10	1,538,699.07	0.40%	6.883	338	46.13	589
50.00- 54.99	7	2,787,294.68	0.72%	6.053	342	53.27	643
55.00- 59.99	11	2,639,536.34	0.68%	6.906	358	57.11	626
60.00- 64.99	14	4,853,930.28	1.25%	6.082	353	62.39	671
65.00- 69.99	27	9,873,394.24	2.55%	6.252	355	67.50	638
70.00- 74.99	51	19,524,007.81	5.03%	6.266	349	72.48	642
75.00- 79.99	130	47,206,543.61	12.17%	6.240	354	78.04	659
80.00	412	158,232,715.28	40.80%	5.915	357	80.00	678
80.01- 84.99	52	15,781,105.01	4.07%	6.634	352	83.76	644
85.00- 89.99	88	32,191,896.02	8.30%	6.708	356	87.05	639
90.00- 94.99	146	49,019,592.73	12.64%	6.910	357	90.69	653
95.00- 99.99	102	34,469,144.51	8.89%	6.819	357	95.08	678
100.00	34	9,699,960.82	2.50%	7.638	357	100.00	677
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	15	2,914,223.35	0.75%	6.473	178	74.17	651
240	2	269,351.40	0.07%	7.297	238	72.01	576
360	1,067	384,634,245.65	99.18%	6.337	357	82.36	664
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	15	2,914,223.35	0.75%	6.473	178	74.17	651
181-240	2	269,351.40	0.07%	7.297	238	72.01	576
301-360	1,067	384,634,245.65	99.18%	6.337	357	82.36	664
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	31	13,737,293.70	3.54%	6.322	357	80.37	663
20.01 -25.00	31	8,910,895.77	2.30%	6.786	356	80.30	662
25.01 -30.00	58	22,301,987.47	5.75%	6.335	356	77.66	662
30.01 -35.00	107	35,367,093.26	9.12%	6.499	357	82.43	667
35.01 -40.00	139	53,248,143.93	13.73%	6.431	353	82.58	661
40.01 -45.00	171	63,260,363.27	16.31%	6.417	357	83.27	665
45.01 -50.00	234	83,059,156.20	21.42%	6.486	355	84.60	659
50.01 -55.00	306	107,108,201.57	27.62%	6.029	357	81.10	668
None	7	824,685.23	0.21%	8.457	355	83.90	691
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	880	345,079,961.91	88.98%	6.261	357	82.50	664
Fixed Rate	204	42,737,858.49	11.02%	6.967	345	80.58	659
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	130	45,942,931.75	11.85%	6.616	357	85.24	648
3/27 6 Mo LIBOR ARM	55	21,043,824.48	5.43%	6.596	357	86.19	658
5/25 6 Mo LIBOR ARM	35	11,756,882.08	3.03%	6.274	356	82.80	663
5YR IO 2/28 6 Mo LIBOR ARM	383	167,307,916.02	43.14%	6.224	358	82.19	663
5YR IO 3/27 6 Mo LIBOR ARM	92	38,598,056.30	9.95%	6.221	357	83.39	664
5YR IO 5/25 6 Mo LIBOR ARM	168	52,797,751.28	13.61%	6.050	356	78.98	686
5YR IO 6 Mo LIBOR ARM	16	7,182,600.00	1.85%	5.488	358	81.72	662
6 Mo LIBOR ARM	1	450,000.00	0.12%	8.000	359	90.00	592
Fixed Rate	185	37,846,558.49	9.76%	6.973	343	80.34	658
Fixed Rate 5Yr IO	19	4,891,300.00	1.26%	6.925	355	82.47	662
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	678	270,777,623.60	69.82%	6.183	357	81.73	668
Not Interest Only	406	117,040,196.80	30.18%	6.699	353	83.60	654
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	199	65,804,327.06	16.97%	6.754	356	83.49	655
Prepay Penalty: 12 months	59	25,984,565.51	6.70%	6.521	358	81.92	674
Prepay Penalty: 24 months	466	182,695,944.83	47.11%	6.186	357	82.13	664
Prepay Penalty: 36 months	355	111,884,367.79	28.85%	6.305	353	81.96	666
Prepay Penalty: 48 months	3	722,454.98	0.19%	6.459	355	86.75	701
Prepay Penalty: 60 months	2	726,160.23	0.19%	5.646	353	75.30	690
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,084	387,817,820.40	100.00%	6.339	356	82.29	664
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	770	283,626,496.12	73.13%	6.232	356	81.04	662
Limited Income Verification	18	7,603,673.21	1.96%	6.182	357	80.42	697
No Documentation	6	766,185.23	0.20%	8.425	355	84.72	702
No Income Verification	186	50,385,930.95	12.99%	6.744	354	84.18	653
Stated + Documentation	104	45,435,534.89	11.72%	6.545	357	88.28	680
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	410	135,509,141.58	34.94%	6.605	354	81.13	641
Purchase	575	223,143,068.45	57.54%	6.140	357	83.07	678
Rate/Term Refinance	99	29,165,610.37	7.52%	6.621	355	81.76	656
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	40	17,541,031.46	4.52%	6.495	357	86.11	678
3 Units	2	1,115,000.00	0.29%	6.434	359	77.51	714
Condominium	66	24,069,093.31	6.21%	6.386	357	82.31	679
PUD	199	80,059,324.92	20.64%	6.173	356	81.74	666
Single Family	777	265,033,370.71	68.34%	6.374	356	82.23	661
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	15	3,980,062.17	1.03%	6.777	357	82.74	696
Primary	1,058	380,649,703.71	98.15%	6.334	356	82.22	663
Second Home	11	3,188,054.52	0.82%	6.304	357	90.58	714
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	6	1,773,150.00	0.46%	7.019	359	80.18	627
Arizona	7	2,360,612.58	0.61%	5.743	357	82.80	667
California	548	236,745,549.84	61.05%	6.086	357	81.35	671
Colorado	19	5,305,268.72	1.37%	6.111	356	81.97	657
Connecticut	6	2,018,998.92	0.52%	7.000	346	87.19	666
District of Columbia	2	781,500.00	0.20%	6.593	359	72.79	639
Florida	39	10,343,766.76	2.67%	6.842	355	83.53	663
Georgia	28	7,985,429.63	2.06%	6.669	358	83.45	643
Idaho	1	339,650.00	0.09%	7.990	359	89.99	562
Illinois	47	12,320,885.66	3.18%	7.139	357	85.21	646
Indiana	5	381,569.23	0.10%	7.850	359	92.59	623
Kansas	2	650,215.58	0.17%	7.297	334	89.27	658
Kentucky	6	1,065,679.00	0.27%	6.798	358	86.42	667
Louisiana	3	1,398,761.64	0.36%	6.373	357	83.77	619
Maryland	19	5,674,588.65	1.46%	6.920	358	85.13	638
Massachusetts	11	4,080,504.13	1.05%	6.472	358	89.53	652
Michigan	28	7,591,921.40	1.96%	7.215	358	83.60	632
Minnesota	21	5,963,502.22	1.54%	6.575	346	85.05	678
Missouri	10	2,320,087.15	0.60%	7.327	358	79.20	616
Nevada	11	3,055,394.01	0.79%	6.732	350	78.16	623
New Hampshire	1	411,350.00	0.11%	8.125	359	95.00	674
New Jersey	17	5,537,264.22	1.43%	6.886	353	83.20	635
New Mexico	2	551,840.69	0.14%	6.891	359	81.65	643
New York	50	20,960,385.78	5.40%	6.658	357	86.04	669
North Carolina	4	1,008,283.34	0.26%	6.716	356	88.73	642
Ohio	18	4,347,922.96	1.12%	6.768	313	82.66	635
Oklahoma	2	172,950.00	0.04%	7.821	359	82.55	562
Oregon	23	6,215,967.31	1.60%	6.697	357	83.12	672
Pennsylvania	12	2,308,371.07	0.60%	6.800	353	85.99	650
Rhode Island	2	340,071.36	0.09%	8.187	355	87.32	684
South Carolina	4	1,186,100.00	0.31%	6.484	357	76.83	616
Tennessee	8	1,336,065.96	0.34%	6.794	356	84.69	666
Texas	61	12,006,928.28	3.10%	6.561	353	80.84	653
Utah	9	2,286,177.76	0.59%	6.790	357	80.55	688
Virginia	16	6,653,789.08	1.72%	6.666	358	85.63	635
Washington	29	8,340,887.39	2.15%	6.373	357	80.75	665
West Virginia	1	81,700.00	0.02%	6.999	358	95.00	638
Wisconsin	6	1,914,730.08	0.49%	6.325	302	81.50	659
Total	**1,084**	**387,817,820.40**	**100.00%**	**6.339**	**356**	**82.29**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	729,103.25	0.21%	5.063	356	54.17	734
3.000 - 3.499	62	28,526,743.90	8.27%	5.447	357	75.51	717
3.500 - 3.999	197	83,904,281.15	24.31%	5.669	357	78.61	689
4.000 - 4.499	178	71,450,573.14	20.71%	6.046	357	79.16	660
4.500 - 4.999	134	52,818,496.87	15.31%	6.308	357	82.95	659
5.000 - 5.499	134	50,244,011.98	14.56%	6.734	357	88.76	652
5.500 - 5.999	94	33,482,764.25	9.70%	7.050	357	89.80	630
6.000 - 6.499	53	16,996,164.66	4.93%	7.609	358	91.23	620
6.500 - 6.999	24	6,646,122.71	1.93%	8.190	358	90.44	600
7.000 - 7.499	2	281,700.00	0.08%	8.676	359	90.00	578
Total	**880**	**345,079,961.91**	**100.00%**	**6.261**	**357**	**82.50**	**664**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	1,228,000.00	0.36%	4.307	359	80.00	714
4.500 - 4.999	25	9,624,823.23	2.79%	4.827	358	77.82	699
5.000 - 5.499	79	32,676,828.78	9.47%	5.298	357	78.90	703
5.500 - 5.999	251	106,556,262.94	30.88%	5.740	357	80.23	680
6.000 - 6.499	154	61,993,643.32	17.97%	6.212	357	81.67	667
6.500 - 6.999	200	80,524,296.95	23.33%	6.687	357	84.33	647
7.000 - 7.499	64	23,041,241.80	6.68%	7.186	358	87.91	639
7.500 - 7.999	58	17,495,209.42	5.07%	7.712	358	88.88	619
8.000 - 8.499	30	8,216,428.49	2.38%	8.200	358	87.12	601
8.500 - 8.999	14	3,005,724.08	0.87%	8.653	358	92.82	595
9.000 - 9.499	3	717,502.90	0.21%	9.086	358	94.18	670
Total	**880**	**345,079,961.91**	**100.00%**	**6.261**	**357**	**82.50**	**664**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	2	1,228,000.00	0.36%	4.307	359	80.00	714
10.500 -10.999	25	9,624,823.23	2.79%	4.827	358	77.82	699
11.000 -11.499	79	32,676,828.78	9.47%	5.298	357	78.90	703
11.500 -11.999	251	106,556,262.94	30.88%	5.740	357	80.23	680
12.000 -12.499	154	61,993,643.32	17.97%	6.212	357	81.67	667
12.500 -12.999	200	80,524,296.95	23.33%	6.687	357	84.33	647
13.000 -13.499	64	23,041,241.80	6.68%	7.186	358	87.91	639
13.500 -13.999	58	17,495,209.42	5.07%	7.712	358	88.88	619
14.000 -14.499	30	8,216,428.49	2.38%	8.200	358	87.12	601
14.500 -14.999	14	3,005,724.08	0.87%	8.653	358	92.82	595
15.000 -15.499	3	717,502.90	0.21%	9.086	358	94.18	670
Total	**880**	**345,079,961.91**	**100.00%**	**6.261**	**357**	**82.50**	**664**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	17	7,632,600.00	2.21%	5.636	358	82.20	658
3.000	863	337,447,361.91	97.79%	6.275	357	82.51	665
Total	**880**	**345,079,961.91**	**100.00%**	**6.261**	**357**	**82.50**	**664**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	880	345,079,961.91	100.00%	6.261	357	82.50	664
Total	**880**	**345,079,961.91**	**100.00%**	**6.261**	**357**	**82.50**	**664**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/05	1	319,600.00	0.09%	6.750	355	85.00	568
04/01/05	1	189,600.00	0.05%	7.625	358	73.77	583
05/01/05	15	7,123,400.00	2.06%	5.534	359	82.30	664
12/01/05	1	558,150.00	0.16%	6.500	348	85.00	608
02/01/06	1	355,300.00	0.10%	8.375	350	85.00	540
05/01/06	2	331,696.80	0.10%	6.709	353	79.99	598
06/01/06	20	8,267,702.79	2.40%	6.220	354	82.15	635
07/01/06	161	65,094,755.19	18.86%	6.133	355	83.53	679
08/01/06	2	998,907.99	0.29%	6.682	356	86.87	648
10/01/06	27	10,823,850.00	3.14%	6.630	358	82.96	653
11/01/06	299	126,820,485.00	36.75%	6.367	359	82.49	654
06/01/07	9	3,467,950.00	1.00%	5.856	354	82.78	706
07/01/07	53	22,555,211.78	6.54%	6.102	355	83.88	669
08/01/07	1	560,000.00	0.16%	6.500	356	70.00	574
10/01/07	9	3,429,586.00	0.99%	7.034	358	84.40	682
11/01/07	75	29,629,133.00	8.59%	6.521	359	85.22	651
06/01/09	9	3,494,204.39	1.01%	5.787	354	79.32	705
07/01/09	123	39,958,720.26	11.58%	6.033	355	79.34	684
10/01/09	10	2,304,598.71	0.67%	6.520	358	80.33	656
11/01/09	61	18,797,110.00	5.45%	6.216	359	80.37	676
Total	**880**	**345,079,961.91**	**100.00%**	**6.261**	**357**	**82.50**	**664**

Date:	October 8, 2004		
To:	Freddie Mac	From:	Greenwich Capital
Attn:	Andrew Gillmer	Contact:	Ryan Mullaney
Fax:	(571) 382-4703	Fax:	(312) 664-7901
Tel:	(571) 382-3809	Tel:	(800) 426-4443

Securities Issuer: Financial Asset Securities Corp

Securities: First Franklin Mortgage Loan Trust 2004-FFX, Class A-1, having an interest rate at least equal to the Security Coupon, secured by or representing undivided interests in the Collateral, in each case rated at least "AAA" or "Aaa" by the Rating Agencies (the "Ratings Requirement").

The Securities will be required to satisfy the criteria set forth under Security/Collateral Stipulations.

Security Coupon: The Securities will have a per annum interest rate equal to 1 Month LIBOR + [38] basis points, subject to a WAC Cap, as adjusted monthly.

Transaction Size: $[450,000,000] subject to a variance of -/+ 5%

Dated Date: On or before December [30], 2004

Settlement Date: On or before December [30], 2004

First Pay: January 25, 2005

Legal Final January 25, 2035

Settlement Price: 100.00% multiplied by the principal amount of the Securities delivered, plus accrued interest

Distribution Date: The 25th or the next business day.

Payment Delay: Zero days

Interest Accrual: Actual/360

Collateral: The collateral will be segregated into multiple loan groups. The groups or pools of loans primarily supporting payment of the Securities will include loans that are:

Adjustable Rate and Fixed Rate Subprime Mortgage Loans

Originated or acquired by the Collateral Originator

Original balances that conform to the original principal balance limits for one- to four-family residential mortgage loan guidelines for purchase by Freddie Mac.

Collateral Originator: First Franklin

Servicer: NatCity, Saxon, HomeEq, Chase, Litton OCWEN or other mutually acceptable servicer

Security Stipulations: The Securities to be delivered will:

be DTC eligible.

be documented to include acceptable representations, warranties, covenants, and disclosure as set forth in Attachment A hereto.

have acceptable payment rules set forth in Attachment A hereto.

Collateral Stipulations: Acceptable Collateral in the groups or pools of loans primarily supporting payment of the Securities will have the following characteristics:

ARMs will be at least [80]% of the unpaid principal balance. Fixed Rate Mortgage Loans will represent no greater than [20]% of the unpaid principal balance. For the purposes of this calculation 5/25 loans will be considered fixed rate.

Minimum weighted Average Original Loan Size: $[160,000].

Owner Occupied >= [95]%

Manufactured Housing <=[0.1]%

Second liens >= 2 and <= [0.1]%

Interest Only loans <= [56]%

Weighted Average Gross Coupon: >= [6.70]% and <=

[7.10]%, with a target of [6.86]%

Weighted Average Net Coupon: >= [6.20]% and <= [6.60]%, with a target of [6.36]%

Weighted Average First Lien LTV >= [81]% and <= [87]%, maximum <= [100]%.

Weighted Average CLTV >= [87]% and <= [93]%, maximum <= [100]%.

Weighted Average FICO >= [640] and <= [670], minimum FICO [500]

Cash-out refi <= [45]%

WALA >= [2] and <= [4], with a target of [3]

Amort Term >= [345] and <= [360], with a target of [354]

For ARM collateral:

Index = 6 month LIBOR

Reset Frequency = 6 months

Weighted Average Months to Roll >= [30] and <=[36], target = [32.88]

Weighted Average Life Cap >= [12.00] and <= [13.00], target = [12.76]

Weighted Average Initial Cap >= [2.90] and <= [3.00], target = [2.9636]

Weighted Average Periodic Cap >= [1.00] and <= [1.00], target = [1.00]

Weighted Average Life Floor >= [6.00] and <= [7.00], target = [6.75]

Weighted Average Margin >= [4] and <= [6], target = [4.9]

Changes to stipulations must be agreed upon in writing

Rating Requirement: Security will be rated by S&P (AAA) and Moody's (Aaa) with Fitch (AAA) at our option

Credit Enhancement:	Senior / Subordinate
Mezzanine AAA:	Mezzanine AAA bond will ("A1B") be structured as follows: Balance of the A1B will be approximately 20% * (A1A + A1B) Will pay pro-rata with the A1A when triggers are not in effect. If a sequential loss trigger event is in effect on any distribution date before the 37th Distribution date, or if, a delinquency or loss trigger event is in effect on or after the 37th Distribution Date, the A1B will be locked out from receiving any principal distributions until the A1A Class Balance has been reduced to zero or such triggers have been cured.
MI Fee:	GCM has the option to use Mortgage Insurance
Optional Clean Up Call:	Expected to be when the ending balance of the mortgage loans is less than or equal to 10% of the original principal balance of the loans.
Interest Rate Corridor / Cap:	A cap corridor will be provided for the benefit of the A-1 security with duration of 36 months, a ceiling of [10.00]%, a floor based on the Net WAC AFC schedule, and an amortizing notional balance reflecting the pricing speed.
Step-Up Coupon:	It is expected that the margin component of the Security Coupon on the delivered Securities will double if the Securities are not called at the Optional Clean Up Call date.
WAC Cap:	The Security Coupons will have a WAC Cap equal to the weighted per annum average gross interest rate of the mortgage loans in the groups or pools of mortgage loans primarily supporting payment of the Securities less servicing and trustee fees.
Trust Tax Status:	Expected to be REMIC
Qualified Special Purpose Entity (QSPE):	Deal will be structured as a QSPE.
ERISA Eligibility:	Yes
SMMEA Eligibility:	TBD

Governing Law: New York

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

First Franklin Mortgage 2004-FFx Pool: Conforming Loans
09/01/2004 ACTUAL BALANCES

FIXED/ARM:	ARM& Fixed Rate		
TOTAL CURRENT BALANCE:	756,188,897.04		
TOTAL ORIGINAL BALANCE:	756,448,910.44		
NUMBER OF LOANS:	4,611		
		Minimum	**Maximum**
AVG CURRENT BALANCE:	$163,996.72	$22,400.00	$524,600.51
AVG ORIGINAL BALANCE:	$164,053.11	$22,400.00	$525,000.00
AVG COLLATERAL VALUE:	$200,363.62	$28,000.00	$806,000.00
AVG PI PAYMENT:	$999.12	$192.85	$3,626.04
WAVG GROSS COUPON:	6.86018 %	3.75000	10.37500 %
WAVG GROSS MARGIN:	4.9000 %	0.0000	7.8750 %
WAVG FIRST PERIOD RATE CAP:	2.9636 %	0.0000	3.0000 %
WAVG PERIOD RATE CAP:	1.0000 %	0.0000	1.0000 %
WAVG LIFE FLOOR:	6.7576 %	0.0000	10.3750 %
WAVG LIFE CAP:	12.7592 %	0.0000	21.0000 %
WAVG MONTHS TO ROLL:	32.88 months	3.00	61.00 months
WAVG ORIGINAL LOAN TO VALUE:	83.60 %	14.15	100.00 %
WAVG CALC AMORT LTV:	83.57 %	14.15	100.00 %
WAVG FICO SCORE:	643	540	816
WAVG DEBT RATIO:	43.89 %	0.00	60.00 %
WAVG ORIGINAL TERM:	357.97 months	180.00	360.00 months
WAVG REMAINING TERM:	357.28 months	176.00	360.00 months
WAVG SEASONING:	0.69 months	0.00	9.00 months
WAVG ORIG AMORT TERM:	358.03 months	180.00	360.00 months
WAVG REM AMORT TERM:	1039.80 months	172.72	7685.16 months
WAVG PREPAY TERM:	28 months	0	36 months
WAVG REMAINING PREPAY:	27 months	0	36 months

TOP STATE CONCENTRATIONS ($): 29.43 % California, 6.78 % Florida, 5.98 % Illinois
MAXIMUM ZIP CODE CONCENTRAT 0.37 % 92392 (Baldy Mesa, CA)

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

ORIGINATION DATE:	Nov 06, 2003	Sep 22, 2004
FIRST PAY DATE:	Jan 01, 2004	Nov 01, 2004
PAID TO DATE:	Jul 01, 2004	Dec 01, 2004
MATURE DATE:	May 01, 2019	Oct 01, 2034
1ST RATE ADJ DATE:	Dec 01, 2004	Oct 01, 2009
NEXT RATE ADJ DATE:	Dec 01, 2004	Oct 01, 2009
BK DISCHARGE DATE:	Aug 01, 1994	Nov 01, 2004
FORE DISCHARGE DATE:	Dec 01, 1997	Jul 01, 2004

DELINQUENCY	PAID TO D.	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Current					
	07/01/04	1,301,696.08	0.17	8	0.17
	08/01/04	188,572,803.12	24.94	1,107	24.01
	09/01/04	562,277,971.28	74.36	3,468	75.21
	10/01/04	3,849,750.14	0.51	26	0.56
	11/01/04	79,490.81	0.01	1	0.02
	12/01/04	107,185.61	0.01	1	0.02
	TOTAL	756,188,897.04	100.00	4,611	100.00

PRODUCT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
1/29 6 Mo LIBOR ARM	800,131.50	0.11	4	0.09
2/28 6 Mo LIBOR ARM	183,203,045.58	24.23	1,246	27.02
3/27 6 Mo LIBOR ARM	42,476,548.91	5.62	258	5.60
5/25 6 Mo LIBOR ARM	30,141,314.97	3.99	177	3.84
5YR IO 2/28 6 Mo LIBOR ARM	219,773,987.26	29.06	1,153	25.01
5YR IO 3/27 6 Mo LIBOR ARM	58,566,592.71	7.74	321	6.96
5YR IO 5/25 6 Mo LIBOR ARM	119,402,556.75	15.79	653	14.16
5YR IO 6 Mo LIBOR ARM	10,833,427.76	1.43	59	1.28
6 Mo LIBOR ARM	887,339.41	0.12	5	0.11
BALLOON 15/30	70,859.70	0.01	1	0.02
Balloon 5YR IO	191,250.00	0.03	2	0.04
Fixed Rate	81,400,163.32	10.76	676	14.66
Fixed Rate 5Yr IO	8,441,679.17	1.12	56	1.21
TOTAL	756,188,897.04	100.00	4,611	100.00

ORIGINAL BALANCE:				
22,400 - 50,000	5,912,726.33	0.78	140	3.04
50,001 - 100,000	68,808,092.33	9.10	881	19.11
100,001 - 150,000	150,819,701.38	19.94	1,208	26.20
150,001 - 200,000	176,351,371.75	23.32	1,014	21.99
200,001 - 250,000	148,579,694.53	19.65	661	14.34
250,001 - 300,000	130,113,296.99	17.21	474	10.28
300,001 - 350,000	67,406,373.33	8.91	212	4.60
350,001 - 400,000	5,611,387.78	0.74	15	0.33
400,001 - 450,000	2,061,652.11	0.27	5	0.11
500,001 - 525,000	524,600.51	0.07	1	0.02
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

CURRENT BALANCE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
22,400 - 50,000	5,912,726.33	0.78	140	3.04
50,001 - 100,000	68,808,092.33	9.10	881	19.11
100,001 - 150,000	150,969,195.03	19.96	1,209	26.22
150,001 - 200,000	176,201,878.10	23.30	1,013	21.97
200,001 - 250,000	148,579,694.53	19.65	661	14.34
250,001 - 300,000	130,113,296.99	17.21	474	10.28
300,001 - 350,000	67,406,373.33	8.91	212	4.60
350,001 - 400,000	5,611,387.78	0.74	15	0.33
400,001 - 450,000	2,061,652.11	0.27	5	0.11
500,001 - 524,601	524,600.51	0.07	1	0.02
TOTAL	756,188,897.04	100.00	4,611	100.00

APPRAISAL VALUE:				
35,000 - 50,000	2,359,559.21	0.31	59	1.28
50,001 - 100,000	41,112,551.11	5.44	603	13.08
100,001 - 150,000	106,345,699.72	14.06	989	21.45
150,001 - 200,000	141,944,342.28	18.77	958	20.78
200,001 - 250,000	127,724,733.28	16.89	686	14.88
250,001 - 300,000	119,819,973.64	15.85	534	11.58
300,001 - 350,000	105,329,441.53	13.93	404	8.76
350,001 - 400,000	70,813,029.34	9.36	245	5.31
400,001 - 450,000	28,423,998.58	3.76	93	2.02
450,001 - 500,000	6,593,999.24	0.87	21	0.46
500,001 - 550,000	2,481,540.55	0.33	8	0.17
550,001 - 600,000	1,838,428.05	0.24	6	0.13
600,001 - 650,000	320,000.00	0.04	1	0.02
700,001 - 750,000	524,600.51	0.07	1	0.02
750,001 - 800,000	185,000.00	0.02	1	0.02
800,001 - 806,000	372,000.00	0.05	2	0.04
TOTAL	756,188,897.04	100.00	4,611	100.00

PURCHASE PRICE:				
<= 0	346,872,971.26	45.87	2,175	47.17
1 - 50,000	1,958,618.13	0.26	48	1.04
50,001 - 100,000	21,374,753.59	2.83	302	6.55
100,001 - 150,000	57,152,857.59	7.56	517	11.21
150,001 - 200,000	80,037,482.90	10.58	535	11.60
200,001 - 250,000	65,402,652.58	8.65	346	7.50
250,001 - 300,000	61,611,587.44	8.15	267	5.79
300,001 - 350,000	61,585,776.43	8.14	228	4.94
350,001 - 400,000	42,339,886.84	5.60	140	3.04
400,001 - 450,000	14,738,109.77	1.95	45	0.98
450,001 - 500,000	1,859,700.00	0.25	5	0.11
500,001 - 550,000	729,900.00	0.10	2	0.04
700,001 - 705,000	524,600.51	0.07	1	0.02
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

PI PAYMENT:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
193 - 1,000	281,050,691.91	37.17	2,525	54.76
1,001 - 2,000	442,400,907.92	58.50	1,983	43.01
2,001 - 3,000	32,212,696.70	4.26	102	2.21
3,001 - 3,626	524,600.51	0.07	1	0.02
TOTAL	756,188,897.04	100.00	4,611	100.00

GROSS COUPON:				
3.75000 - 4.00000	392,000.00	0.05	2	0.04
4.00001 - 4.50000	1,037,962.08	0.14	5	0.11
4.50001 - 5.00000	13,311,140.72	1.76	56	1.21
5.00001 - 5.50000	51,368,904.37	6.79	235	5.10
5.50001 - 6.00000	103,111,222.80	13.64	524	11.36
6.00001 - 6.50000	130,826,993.25	17.30	725	15.72
6.50001 - 7.00000	154,595,156.00	20.44	890	19.30
7.00001 - 7.50000	123,506,170.17	16.33	790	17.13
7.50001 - 8.00000	97,228,122.84	12.86	687	14.90
8.00001 - 8.50000	48,558,886.62	6.42	385	8.35
8.50001 - 9.00000	24,938,963.63	3.30	230	4.99
9.00001 - 9.50000	5,467,985.06	0.72	61	1.32
9.50001 - 10.00000	1,772,418.99	0.23	19	0.41
10.00001 - 10.37500	72,970.51	0.01	2	0.04
TOTAL	756,188,897.04	100.00	4,611	100.00

ORIGINAL TERM:				
180	8,338,224.62	1.10	93	2.02
240	283,677.62	0.04	3	0.07
360	747,566,994.80	98.86	4,515	97.92
TOTAL	756,188,897.04	100.00	4,611	100.00

ORIG AMORT TERM:				
180	8,076,114.92	1.07	90	1.95
240	283,677.62	0.04	3	0.07
360	747,829,104.50	98.89	4,518	97.98
TOTAL	756,188,897.04	100.00	4,611	100.00

REMAINING TERM:				
176 - 180	8,338,224.62	1.10	93	2.02
229 - 240	283,677.62	0.04	3	0.07
349 - 360	747,566,994.80	98.86	4,515	97.92
TOTAL	756,188,897.04	100.00	4,611	100.00

SEASONING:				
<= 0	497,486,737.87	65.79	3,076	66.71
1 - 1	28,793,539.66	3.81	184	3.99
2 - 2	200,858,068.43	26.56	1,171	25.40
3 - 3	24,968,967.35	3.30	155	3.36
4 - 4	2,835,048.57	0.37	17	0.37
5 - 5	733,573.90	0.10	6	0.13
7 - 7	245,381.78	0.03	1	0.02
9 - 9	267,579.48	0.04	1	0.02
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

REM AMORT TERM:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
173 - 0	246,284,252.18	32.57	1,314	28.50
169 - 180	4,622,129.92	0.61	52	1.13
181 - 192	3,189,685.00	0.42	36	0.78
229 - 240	84,677.62	0.01	1	0.02
241 - 252	199,000.00	0.03	2	0.04
337 - 348	764,029.03	0.10	7	0.15
349 - 360	227,202,401.08	30.05	1,531	33.20
> 360	273,842,722.21	36.21	1,668	36.17
TOTAL	756,188,897.04	100.00	4,611	100.00

ORIGINAL LTV:				
14.15 - 15.00	30,000.00	0.00	1	0.02
15.01 - 20.00	119,862.18	0.02	2	0.04
20.01 - 25.00	599,844.84	0.08	4	0.09
25.01 - 30.00	239,687.91	0.03	3	0.07
30.01 - 35.00	813,684.15	0.11	11	0.24
35.01 - 40.00	1,315,554.57	0.17	12	0.26
40.01 - 45.00	2,848,418.94	0.38	27	0.59
45.01 - 50.00	3,961,049.29	0.52	35	0.76
50.01 - 55.00	7,601,347.87	1.01	49	1.06
55.01 - 60.00	8,224,693.76	1.09	60	1.30
60.01 - 65.00	12,522,844.30	1.66	77	1.67
65.01 - 70.00	19,388,364.93	2.56	119	2.58
70.01 - 75.00	25,397,116.67	3.36	163	3.54
75.01 - 80.00	324,326,634.06	42.89	1,876	40.69
80.01 - 85.00	67,579,449.68	8.94	439	9.52
85.01 - 90.00	115,596,401.81	15.29	702	15.22
90.01 - 95.00	103,774,216.92	13.72	616	13.36
95.01 - 100.00	61,849,725.16	8.18	415	9.00
TOTAL	756,188,897.04	100.00	4,611	100.00

CALC AMORT LTV:				
14.15 - 15.00	30,000.00	0.00	1	0.02
15.01 - 20.00	119,862.18	0.02	2	0.04
20.01 - 25.00	599,844.84	0.08	4	0.09
25.01 - 30.00	239,687.91	0.03	3	0.07
30.01 - 35.00	813,684.15	0.11	11	0.24
35.01 - 40.00	1,315,554.57	0.17	12	0.26
40.01 - 45.00	2,848,418.94	0.38	27	0.59
45.01 - 50.00	3,961,049.29	0.52	35	0.76
50.01 - 55.00	7,601,347.87	1.01	49	1.06
55.01 - 60.00	8,224,693.76	1.09	60	1.30
60.01 - 65.00	12,727,474.16	1.68	78	1.69
65.01 - 70.00	19,183,735.07	2.54	118	2.56
70.01 - 75.00	25,521,758.42	3.38	164	3.56
75.01 - 80.00	324,428,216.52	42.90	1,877	40.71
80.01 - 85.00	67,353,225.47	8.91	437	9.48
85.01 - 90.00	115,596,401.81	15.29	702	15.22
90.01 - 95.00	103,774,216.92	13.72	616	13.36
95.01 - 100.00	61,849,725.16	8.18	415	9.00
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

FICO SCORE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
540 - 540	2,707,511.04	0.36	18	0.39
541 - 550	21,482,292.23	2.84	167	3.62
551 - 560	24,993,729.73	3.31	189	4.10
561 - 570	39,359,682.44	5.21	295	6.40
571 - 580	38,650,264.45	5.11	271	5.88
581 - 590	14,719,845.40	1.95	88	1.91
591 - 600	22,114,783.96	2.92	137	2.97
601 - 610	43,084,135.54	5.70	282	6.12
611 - 620	44,928,078.54	5.94	287	6.22
621 - 630	63,179,448.18	8.35	371	8.05
631 - 640	57,686,547.52	7.63	346	7.50
641 - 650	66,083,877.66	8.74	391	8.48
651 - 660	48,056,268.67	6.36	273	5.92
661 - 670	44,452,231.74	5.88	259	5.62
671 - 680	36,406,996.51	4.81	200	4.34
681 - 690	39,265,518.04	5.19	218	4.73
691 - 700	27,105,402.16	3.58	159	3.45
701 - 710	26,782,691.19	3.54	147	3.19
711 - 720	22,747,728.50	3.01	124	2.69
721 - 730	17,027,835.65	2.25	94	2.04
731 - 740	15,161,362.38	2.00	79	1.71
741 - 750	11,686,007.82	1.55	56	1.21
751 - 760	8,509,324.51	1.13	45	0.98
761 - 770	7,350,924.02	0.97	41	0.89
771 - 780	5,818,850.48	0.77	34	0.74
781 - 790	4,491,579.91	0.59	26	0.56
791 - 800	1,431,707.33	0.19	8	0.17
> 800	904,271.44	0.12	6	0.13
TOTAL	756,188,897.04	100.00	4,611	100.00

DEBT RATIO:				
<= 0.00	20,699,408.98	2.74	142	3.08
0.01 - 5.00	1,062,400.00	0.14	5	0.11
5.01 - 10.00	1,319,250.00	0.17	9	0.20
10.01 - 15.00	5,011,196.05	0.66	42	0.91
15.01 - 20.00	10,977,583.11	1.45	91	1.97
20.01 - 25.00	24,315,937.86	3.22	182	3.95
25.01 - 30.00	38,661,358.54	5.11	284	6.16
30.01 - 35.00	64,390,085.81	8.52	436	9.46
35.01 - 40.00	87,553,623.43	11.58	539	11.69
40.01 - 45.00	113,427,659.66	15.00	682	14.79
45.01 - 50.00	139,289,469.17	18.42	817	17.72
50.01 - 55.00	248,123,979.58	32.81	1,375	29.82
55.01 - 60.00	1,356,944.85	0.18	7	0.15
TOTAL	756,188,897.04	100.00	4,611	100.00

PMI INSURER:				
No MI	756,188,897.04	100.00	4,611	100.00
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

POOL:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Regular	756,188,897.04	100.00	4,611	100.00
TOTAL	756,188,897.04	100.00	4,611	100.00

CONFORMING FLAG:				
Conforming	756,188,897.04	100.00	4,611	100.00
TOTAL	756,188,897.04	100.00	4,611	100.00

FIXED/ARM:				
ARM	666,084,944.85	88.08	3,876	84.06
Fixed Rate	90,103,952.19	11.92	735	15.94
TOTAL	756,188,897.04	100.00	4,611	100.00

BALLOON FLAG:				
Fully Amortizing	755,926,787.34	99.97	4,608	99.93
Balloon	262,109.70	0.03	3	0.07
TOTAL	756,188,897.04	100.00	4,611	100.00

PROPERTY TYPE:				
Single Family	517,591,483.07	68.45	3,301	71.59
PUD	137,410,592.53	18.17	761	16.50
Condominium	61,985,002.61	8.20	362	7.85
2 Units	36,496,367.43	4.83	175	3.80
3 Units	2,140,050.89	0.28	10	0.22
4 Units	565,400.51	0.07	2	0.04
TOTAL	756,188,897.04	100.00	4,611	100.00

NUMBER OF UNITS:				
1 Unit	716,987,078.21	94.82	4,424	95.94
2 Units	36,496,367.43	4.83	175	3.80
3 Units	2,140,050.89	0.28	10	0.22
4 Units	565,400.51	0.07	2	0.04
TOTAL	756,188,897.04	100.00	4,611	100.00

PURPOSE:				
Purchase	401,248,077.79	53.06	2,381	51.64
Cash Out Refinance	291,143,539.57	38.50	1,817	39.41
Rate/Term Refinance	63,797,279.68	8.44	413	8.96
TOTAL	756,188,897.04	100.00	4,611	100.00

LIEN:				
First Lien	756,188,897.04	100.00	4,611	100.00
TOTAL	756,188,897.04	100.00	4,611	100.00

OCCUPANCY:				
Primary	731,204,195.12	96.70	4,443	96.36
Non-owner	20,791,703.97	2.75	140	3.04
Second Home	4,192,997.95	0.55	28	0.61
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

DOCUMENTATION:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Full Documentation	537,882,192.62	71.13	3,291	71.37
No Income Verification	143,094,666.47	18.92	903	19.58
Stated + Docuemntation	50,522,554.51	6.68	257	5.57
No Documentation	13,432,074.72	1.78	102	2.21
Limited Income Verification	11,257,408.72	1.49	58	1.26
TOTAL	756,188,897.04	100.00	4,611	100.00

PREPAY PENALTY:				
Prepayment Penalty	631,357,565.74	83.49	3,774	81.85
No Prepayment Penalty	124,831,331.30	16.51	837	18.15
TOTAL	756,188,897.04	100.00	4,611	100.00

PREPAY TERM:				
0	124,831,331.30	16.51	837	18.15
12	29,119,846.69	3.85	161	3.49
24	353,591,544.15	46.76	2,067	44.83
36	248,646,174.90	32.88	1,546	33.53
TOTAL	756,188,897.04	100.00	4,611	100.00

PREPAY DESCRIPTION:				
1% of UPB	11,447,595.37	1.51	98	2.13
2 Mo Int on 80%	29,660,796.32	3.92	175	3.80
2% of UPB	1,215,554.21	0.16	13	0.28
3 Mo Int on 80%	1,356,907.05	0.18	6	0.13
3/2/1	93,563,618.56	12.37	715	15.51
6 Mo Int on 80%	494,113,094.23	65.34	2,767	60.01
None	124,831,331.30	16.51	837	18.15
TOTAL	756,188,897.04	100.00	4,611	100.00

BK/FORCLOSURE FLAG:				
No Bankruptcy or Foreclosure	661,844,649.99	87.52	3,982	86.36
Bankruptcy < 3 Yrs	91,809,408.66	12.14	614	13.32
Bankruptcy and Foreclosure <	1,455,335.15	0.19	8	0.17
Foreclosure < 3 Yrs	1,079,503.24	0.14	7	0.15
TOTAL	756,188,897.04	100.00	4,611	100.00

GRADE:				
DA I/O	417,209,493.65	55.17	2,244	48.67
DA(Direct Access)	338,224,038.02	44.73	2,359	51.16
DA Div	755,365.37	0.10	8	0.17
TOTAL	756,188,897.04	100.00	4,611	100.00

DIVIDENDS FLAG:				
Non-Dividend Loans	755,433,531.67	99.90	4,603	99.83
Dividend Loans	755,365.37	0.10	8	0.17
TOTAL	756,188,897.04	100.00	4,611	100.00

EXPRESS FLAG:				
Standard Appraisal	741,250,472.61	98.02	4,508	97.77
Express Appraisal	14,938,424.43	1.98	103	2.23
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

RAPID REFI:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
NO	630,086,029.30	83.32	3,815	82.74
YES	126,102,867.74	16.68	796	17.26
TOTAL	756,188,897.04	100.00	4,611	100.00

SILENT 2ND FLAG:				
N	517,061,622.73	68.38	3,277	71.07
Y	239,127,274.31	31.62	1,334	28.93
TOTAL	756,188,897.04	100.00	4,611	100.00

COMBO FLAG:				
No First Franklin 2nd Lien	525,166,509.74	69.45	3,335	72.33
First Franklin has 2nd Lien	231,022,387.30	30.55	1,276	27.67
TOTAL	756,188,897.04	100.00	4,611	100.00

NO RATIO:				
1	2,545,357.22	0.34	15	0.33
2	753,643,539.82	99.66	4,596	99.67
TOTAL	756,188,897.04	100.00	4,611	100.00

RATE ADJ FREQ:				
0.00	90,103,952.19	11.92	735	15.94
6.00	666,084,944.85	88.08	3,876	84.06
TOTAL	756,188,897.04	100.00	4,611	100.00

LIFE FLOOR:				
<= 0.000	90,103,952.19	11.92	735	15.94
3.001 - 4.000	392,000.00	0.05	2	0.04
4.001 - 5.000	14,349,102.80	1.90	61	1.32
5.001 - 6.000	153,156,491.58	20.25	753	16.33
6.001 - 7.000	263,786,223.17	34.88	1,472	31.92
7.001 - 8.000	177,105,822.40	23.42	1,124	24.38
8.001 - 9.000	52,845,054.82	6.99	414	8.98
9.001 - 10.000	4,377,279.57	0.58	48	1.04
10.001 - 10.375	72,970.51	0.01	2	0.04
TOTAL	756,188,897.04	100.00	4,611	100.00

LIFE CAP:				
<= 0.000	90,103,952.19	11.92	735	15.94
9.001 - 10.000	392,000.00	0.05	2	0.04
10.001 - 11.000	14,349,102.80	1.90	61	1.32
11.001 - 12.000	153,156,491.58	20.25	753	16.33
12.001 - 13.000	263,786,223.17	34.88	1,472	31.92
13.001 - 14.000	176,953,050.21	23.40	1,123	24.35
14.001 - 15.000	52,845,054.82	6.99	414	8.98
15.001 - 16.000	4,377,279.57	0.58	48	1.04
16.001 - 17.000	72,970.51	0.01	2	0.04
20.001 - 21.000	152,772.19	0.02	1	0.02
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

GROSS MARGIN:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
<= 0.000	90,103,952.19	11.92	735	15.94
2.001 - 3.000	3,443,091.13	0.46	17	0.37
3.001 - 4.000	145,400,021.14	19.23	748	16.22
4.001 - 5.000	230,444,582.75	30.47	1,289	27.95
5.001 - 6.000	202,808,593.73	26.82	1,216	26.37
6.001 - 7.000	76,793,370.84	10.16	539	11.69
7.001 - 7.875	7,195,285.26	0.95	67	1.45
TOTAL	756,188,897.04	100.00	4,611	100.00

ORIGINATION DATE:				
11/01/03 - 11/30/03	267,579.48	0.04	1	0.02
01/01/04 - 01/31/04	245,381.78	0.03	1	0.02
03/01/04 - 03/31/04	733,573.90	0.10	6	0.13
04/01/04 - 04/30/04	2,971,333.41	0.39	18	0.39
05/01/04 - 05/31/04	27,637,301.45	3.65	164	3.56
06/01/04 - 06/30/04	198,188,254.03	26.21	1,161	25.18
07/01/04 - 07/31/04	22,932,517.76	3.03	142	3.08
08/01/04 - 08/31/04	501,076,755.23	66.26	3,103	67.30
09/01/04 - 09/30/04	2,136,200.00	0.28	15	0.33
TOTAL	756,188,897.04	100.00	4,611	100.00

FIRST PAY DATE:				
01/01/04	267,579.48	0.04	1	0.02
03/01/04	245,381.78	0.03	1	0.02
05/01/04	733,573.90	0.10	6	0.13
06/01/04	2,835,048.57	0.37	17	0.37
07/01/04	24,968,967.35	3.30	155	3.36
08/01/04	200,858,068.43	26.56	1,171	25.40
09/01/04	28,793,539.66	3.81	184	3.99
10/01/04	495,952,137.87	65.59	3,065	66.47
11/01/04	1,534,600.00	0.20	11	0.24
TOTAL	756,188,897.04	100.00	4,611	100.00

MATURE DATE:				
05/01/19	81,462.62	0.01	1	0.02
06/01/19	674,021.94	0.09	8	0.17
07/01/19	2,255,208.88	0.30	23	0.50
08/01/19	744,156.56	0.10	9	0.20
09/01/19	4,583,374.62	0.61	52	1.13
07/01/24	84,677.62	0.01	1	0.02
09/01/24	199,000.00	0.03	2	0.04
12/01/33	267,579.48	0.04	1	0.02
02/01/34	245,381.78	0.03	1	0.02
04/01/34	733,573.90	0.10	6	0.13
05/01/34	2,753,585.95	0.36	16	0.35
06/01/34	24,294,945.41	3.21	147	3.19
07/01/34	198,518,181.93	26.25	1,147	24.88
08/01/34	28,049,383.10	3.71	175	3.80
09/01/34	491,169,763.25	64.95	3,011	65.30
10/01/34	1,534,600.00	0.20	11	0.24
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

NEXT RATE ADJ DATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
//**	90,103,952.19	11.92	735	15.94
12/01/04	183,955.28	0.02	1	0.02
01/01/05	2,344,884.09	0.31	12	0.26
02/01/05	489,266.80	0.06	4	0.09
03/01/05	8,702,661.00	1.15	47	1.02
08/01/05	198,131.50	0.03	1	0.02
09/01/05	602,000.00	0.08	3	0.07
12/01/05	267,579.48	0.04	1	0.02
02/01/06	245,381.78	0.03	1	0.02
04/01/06	733,573.90	0.10	6	0.13
05/01/06	2,399,887.74	0.32	13	0.28
06/01/06	14,696,850.77	1.94	84	1.82
07/01/06	103,436,456.37	13.68	608	13.19
08/01/06	9,000,879.17	1.19	47	1.02
09/01/06	271,207,423.63	35.87	1,632	35.39
10/01/06	989,000.00	0.13	7	0.15
06/01/07	2,507,615.75	0.33	14	0.30
07/01/07	29,060,317.93	3.84	156	3.38
08/01/07	2,715,366.76	0.36	18	0.39
09/01/07	66,409,441.18	8.78	389	8.44
10/01/07	350,400.00	0.05	2	0.04
06/01/09	4,688,229.76	0.62	28	0.61
07/01/09	42,999,620.12	5.69	225	4.88
08/01/09	9,302,311.61	1.23	53	1.15
09/01/09	92,358,510.23	12.21	522	11.32
10/01/09	195,200.00	0.03	2	0.04
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

STATE:	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
Alabama	2,289,571.97	0.30	19	0.41
Arizona	10,734,993.18	1.42	69	1.50
Arkansas	961,400.43	0.13	9	0.20
California	222,552,050.97	29.43	968	20.99
Colorado	26,460,805.25	3.50	145	3.14
Connecticut	3,236,408.56	0.43	18	0.39
Delaware	626,962.40	0.08	3	0.07
District of Columbia	151,200.00	0.02	1	0.02
Florida	51,271,854.97	6.78	350	7.59
Georgia	22,860,201.64	3.02	168	3.64
Idaho	958,345.80	0.13	8	0.17
Illinois	45,229,698.55	5.98	280	6.07
Indiana	8,026,091.33	1.06	83	1.80
Iowa	1,338,597.55	0.18	17	0.37
Kansas	1,464,753.25	0.19	13	0.28
Kentucky	3,915,723.20	0.52	37	0.80
Louisiana	1,811,931.58	0.24	15	0.33
Maine	1,515,813.48	0.20	12	0.26
Maryland	13,694,979.98	1.81	78	1.69
Massachusetts	12,908,252.14	1.71	55	1.19
Michigan	28,607,892.19	3.78	224	4.86
Minnesota	28,495,737.73	3.77	165	3.58
Missouri	5,627,268.34	0.74	53	1.15
Montana	218,400.00	0.03	2	0.04
Nebraska	1,011,966.35	0.13	8	0.17
Nevada	21,043,713.31	2.78	109	2.36
New Hampshire	1,186,133.17	0.16	8	0.17
New Jersey	15,141,789.43	2.00	82	1.78
New Mexico	855,500.00	0.11	9	0.20
New York	23,053,212.64	3.05	120	2.60
North Carolina	16,069,092.27	2.13	117	2.54
North Dakota	68,312.46	0.01	1	0.02
Ohio	26,365,381.26	3.49	234	5.07
Oklahoma	2,243,222.32	0.30	22	0.48
Oregon	22,568,951.40	2.98	144	3.12
Pennsylvania	11,342,053.40	1.50	92	2.00
Rhode Island	6,116,145.99	0.81	32	0.69
South Carolina	4,611,729.35	0.61	40	0.87
Tennessee	9,709,494.68	1.28	94	2.04
Texas	43,707,878.68	5.78	353	7.66
Utah	9,028,769.98	1.19	66	1.43
Vermont	112,800.00	0.01	1	0.02
Virginia	13,972,863.67	1.85	75	1.63
Washington	26,844,492.65	3.55	156	3.38
West Virginia	270,508.48	0.04	3	0.07
Wisconsin	5,561,351.06	0.74	50	1.08
Wyoming	344,600.00	0.05	3	0.07
TOTAL	756,188,897.04	100.00	4,611	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

TOP 50 PROPERTY ZIP	PROPERT	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
92392 Baldy Mesa, CA		2,763,165.90	0.37	15	0.33
93551 Palmdale, CA		2,378,327.19	0.31	9	0.20
60639 Cragin, IL		2,255,432.44	0.30	10	0.22
95687 Vacaville, CA		2,249,950.00	0.30	8	0.17
94533 Fairfield, CA		2,227,600.00	0.29	8	0.17
92553 Moreno Valley, CA		2,191,063.91	0.29	12	0.26
92571 Perris, CA		2,145,772.14	0.28	9	0.20
94565 Bay Point, CA		2,109,955.35	0.28	8	0.17
91913 Chula Vista, CA		2,047,350.00	0.27	7	0.15
93635 Los Banos, CA		2,005,239.70	0.27	8	0.17
89015 Henderson, NV		1,942,579.62	0.26	9	0.20
89031 North Las Vegas, NV		1,911,224.04	0.25	9	0.20
92585 Romoland, CA		1,898,650.00	0.25	8	0.17
90706 Bellflower, CA		1,821,487.66	0.24	7	0.15
92563 Murrieta, CA		1,797,900.00	0.24	6	0.13
92596 Winchester, CA		1,710,614.36	0.23	6	0.13
95823 Sacramento, CA		1,664,650.00	0.22	7	0.15
90250 Hawthorne, CA		1,644,504.36	0.22	6	0.13
92345 Hesperia, CA		1,622,943.53	0.21	10	0.22
90042 Los Angeles, CA		1,547,372.06	0.20	5	0.11
75034 Frisco, TX		1,544,345.49	0.20	8	0.17
92376 Rialto, CA		1,500,019.53	0.20	7	0.15
55443 Minneapolis, MN		1,474,392.88	0.19	7	0.15
90047 Wagner, CA		1,460,200.00	0.19	6	0.13
92557 Moreno Valley, CA		1,427,950.00	0.19	6	0.13
92551 Moreno Valley, CA		1,425,000.00	0.19	6	0.13
92592 Temecula, CA		1,403,198.45	0.19	5	0.11
98038 Four Corners, WA		1,402,324.65	0.19	7	0.15
91762 Ontario, CA		1,388,117.44	0.18	6	0.13
94585 Napa, CA		1,378,249.00	0.18	5	0.11
92555 Moreno, CA		1,372,508.67	0.18	5	0.11
92530 Lake Elsinore, CA		1,371,700.00	0.18	6	0.13
89123 Las Vegas, NV		1,367,932.28	0.18	6	0.13
91710 Chino, CA		1,356,073.32	0.18	6	0.13
92234 Cathedral City, CA		1,334,611.47	0.18	7	0.15
92069 San Marcos, CA		1,314,505.83	0.17	5	0.11
92407 Muscoy, CA		1,299,100.00	0.17	6	0.13
60651 Chicago, IL		1,273,612.18	0.17	6	0.13
95758 Elk Grove, CA		1,270,650.00	0.17	5	0.11
92591 Temecula, CA		1,252,500.00	0.17	4	0.09
02860 Pawtucket, RI		1,247,574.80	0.16	6	0.13
92509 Jurupa, CA		1,246,928.40	0.16	5	0.11
90745 Carson, CA		1,224,774.94	0.16	4	0.09
92545 Hemet, CA		1,220,000.00	0.16	6	0.13
55412 Minneapolis, MN		1,219,265.30	0.16	8	0.17
97007 Aloha, OR		1,206,950.00	0.16	8	0.17
95206 Stockton, CA		1,202,400.00	0.16	5	0.11
77573 League City, TX		1,186,760.37	0.16	6	0.13
92399 Yucaipa, CA		1,167,159.32	0.15	5	0.11
90220 Compton, CA		1,157,863.81	0.15	6	0.13
TOTAL		79,632,450.39	10.53	345	7.48

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI	FICO: 0	FICO: 400-499	FICO: 500-524	FICO: 525-549	FICO: 550-574	FICO: 575-599	FICO: 600-624	FICO: 625-649	FICO: 650-674	FICO: 675-699	FICO: 700+	LTV: < 80.00	LTV: 80.00-84.99	LTV: 85.00-89.99	LTV: 90.00-94.99	LTV: 95.00-99.99	LTV: 100.00+
STATUS																																					
Current	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
LOAN AMOUNT																																					
Prin Bal: 1- 50,000	5,912,726	0.5%	8.05	5.75	343	1	34.13	77.31	610	75%	2.4	42,259	48%	48%	88%	70%	0%	88%	1%	0%	0%	0%	0%	9%	34%	11%	12%	11%	8%	5%	10%	42%	20%	8%	9%	5%	17%
Prin Bal: 50,001 - 75,000	24,617,608	2.1%	7.75	5.58	345	1	39.15	81.91	616	73%	2.4	64,657	46%	46%	94%	74%	0%	83%	1%	0%	0%	0%	0%	7%	28%	9%	17%	15%	7%	8%	9%	25%	31%	12%	15%	7%	10%
Prin Bal: 75,001 - 100,000	44,364,184	3.8%	7.45	5.29	353	1	41.11	83.61	629	74%	2.4	88,429	49%	40%	98%	71%	0%	82%	3%	0%	0%	0%	0%	5%	16%	9%	18%	20%	14%	9%	10%	23%	33%	10%	15%	9%	11%
Prin Bal: 100,001 - 125,000	71,622,095	6.1%	7.21	5.07	355	1	42.42	83.80	633	80%	2.4	113,191	50%	38%	96%	73%	0%	75%	9%	0%	0%	0%	0%	5%	15%	5%	17%	22%	14%	9%	13%	22%	30%	13%	16%	10%	9%
Prin Bal: 125,001 - 150,000	79,347,100	6.8%	7.08	4.95	357	1	42.80	84.42	639	81%	2.4	137,792	57%	34%	96%	75%	0%	67%	9%	0%	0%	0%	0%	3%	12%	7%	19%	22%	15%	10%	13%	24%	33%	9%	16%	9%	10%
Prin Bal: 150,001 - 175,000	89,480,250	7.6%	6.94	5.08	357	1	43.87	83.79	639	85%	2.3	162,462	49%	41%	97%	68%	0%	70%	15%	0%	0%	0%	0%	3%	13%	8%	16%	21%	15%	10%	15%	21%	33%	11%	16%	11%	8%
Prin Bal: 175,001 - 200,000	87,093,306	7.4%	6.81	4.92	359	1	44.15	83.77	643	85%	2.4	187,760	51%	38%	97%	71%	0%	68%	25%	0%	0%	0%	0%	4%	9%	8%	19%	19%	16%	10%	16%	19%	36%	10%	15%	11%	8%
Prin Bal: 200,001 - 225,000	75,785,913	6.5%	6.74	4.88	359	1	44.50	82.84	641	89%	2.3	213,545	45%	46%	97%	68%	0%	66%	36%	0%	0%	0%	0%	2%	13%	9%	18%	15%	14%	11%	17%	23%	37%	12%	16%	9%	4%
Prin Bal: 225,001 - 250,000	73,237,337	6.2%	6.66	4.85	359	1	44.62	84.38	651	84%	2.4	237,852	52%	40%	98%	69%	0%	66%	35%	0%	0%	0%	0%	3%	5%	8%	13%	24%	16%	11%	20%	17%	39%	9%	17%	12%	5%
Prin Bal: 250,001 - 275,000	63,457,915	5.4%	6.50	4.59	359	1	45.93	82.20	652	87%	2.3	262,318	57%	38%	98%	70%	0%	67%	53%	0%	0%	0%	0%	3%	7%	4%	12%	23%	20%	15%	17%	23%	44%	8%	12%	8%	4%
Prin Bal: 275,001 - 300,000	66,655,381	5.7%	6.55	4.66	359	1	44.68	83.28	655	88%	2.3	287,381	59%	37%	96%	75%	0%	69%	58%	0%	0%	0%	0%	1%	7%	7%	15%	23%	12%	15%	21%	20%	43%	9%	13%	9%	6%
Prin Bal: 300,001 - 325,000	48,883,168	4.2%	6.47	4.63	359	1	45.82	84.02	657	83%	2.3	313,424	62%	33%	97%	72%	0%	62%	62%	0%	0%	0%	0%	0%	9%	4%	14%	17%	22%	14%	21%	17%	47%	6%	17%	6%	7%
Prin Bal: 325,001 - 350,000	47,932,611	4.1%	6.37	4.60	359	1	46.27	84.33	663	84%	2.3	337,611	66%	26%	96%	73%	0%	70%	69%	0%	0%	0%	0%	0%	6%	4%	13%	25%	14%	13%	25%	16%	43%	9%	15%	9%	8%
Prin Bal: 350,001 - 375,000	43,504,096	3.7%	6.26	4.54	356	1	45.61	83.43	666	85%	2.3	362,608	65%	25%	97%	72%	0%	70%	67%	0%	0%	0%	0%	2%	4%	7%	12%	13%	26%	10%	26%	17%	43%	9%	12%	14%	5%
Prin Bal: 375,001 - 400,000	42,288,550	3.6%	6.36	4.54	359	1	44.68	84.16	670	86%	2.3	388,183	60%	33%	95%	70%	0%	70%	70%	0%	0%	0%	0%	1%	4%	4%	8%	25%	16%	17%	26%	13%	46%	11%	12%	15%	4%
Prin Bal: 400,001 - 425,000	28,133,799	2.4%	6.31	4.69	359	1	45.89	85.15	663	85%	2.2	413,878	53%	46%	98%	71%	0%	72%	69%	0%	0%	0%	0%	3%	3%	3%	12%	19%	21%	15%	25%	16%	37%	4%	16%	23%	3%
Prin Bal: 425,001 - 450,000	38,649,244	3.3%	6.26	4.44	359	1	41.67	83.79	671	82%	2.3	439,291	54%	40%	98%	70%	0%	61%	69%	0%	0%	0%	0%	0%	3%	1%	11%	24%	15%	23%	23%	14%	45%	10%	14%	11%	6%
Prin Bal: 450,001 - 475,000	22,676,006	1.9%	6.40	4.79	359	1	45.72	85.69	671	84%	2.2	462,892	69%	27%	100%	65%	0%	67%	72%	0%	0%	0%	0%	0%	6%	4%	14%	18%	10%	16%	30%	12%	45%	2%	12%	25%	4%
Prin Bal: 475,001 - 500,000	26,418,030	2.3%	6.30	4.47	359	1	44.19	84.25	664	80%	2.3	489,311	61%	28%	98%	70%	0%	63%	63%	0%	0%	0%	0%	0%	2%	9%	11%	18%	24%	7%	28%	22%	37%	11%	17%	7%	6%
Prin Bal: 500,001 - 750,000	169,500,420	14.4%	6.28	4.20	359	1	40.73	80.39	676	83%	2.2	586,615	67%	28%	98%	79%	0%	60%	71%	0%	0%	0%	0%	0%	2%	1%	8%	17%	27%	18%	27%	28%	53%	5%	7%	5%	1%
Prin Bal: 750,001 -1,000,000	23,736,223	2.0%	6.23	3.71	360	0	40.37	70.89	688	92%	2.0	879,191	79%	21%	97%	92%	0%	68%	63%	0%	0%	0%	0%	0%	0%	0%	3%	14%	18%	29%	35%	86%	14%	0%	0%	0%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
ORIGINAL TERM																																					
Original Term: 121-180	9,077,225	0.8%	7.48	0.00	178	1	38.56	77.29	631	69%	2.8	95,787	10%	72%	99%	41%	0%	82%	19%	0%	0%	0%	0%	5%	13%	12%	9%	29%	18%	7%	9%	36%	26%	5%	15%	12%	6%
Original Term: 181-240	283,678	0.0%	7.45	0.00	239	1	49.67	90.07	633	100%	3.0	94,667	0%	46%	100%	54%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	46%	54%	0%	0%	0%	0%	0%	30%	70%	0%	0%
Original Term: 241-360	1,163,935,063	99.2%	6.65	4.70	359	1	43.53	83.01	654	84%	2.3	216,086	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
REMAINING TERM																																					
Remain Term: 356 and less	15,524,558	1.3%	7.05	5.06	250	2	41.36	80.10	636	66%	2.8	123,502	27%	55%	99%	61%	0%	67%	29%	0%	0%	0%	0%	5%	13%	9%	14%	27%	12%	6%	15%	31%	25%	13%	17%	11%	4%
Remain Term: 357	36,469,928	3.1%	6.39	4.76	357	3	43.23	82.55	651	86%	2.4	213,487	58%	35%	98%	78%	0%	64%	45%	0%	0%	0%	0%	1%	15%	3%	11%	21%	19%	11%	21%	19%	48%	11%	10%	8%	5%
Remain Term: 358	314,482,980	26.8%	6.40	4.62	358	2	43.27	82.86	661	85%	2.3	225,145	56%	37%	97%	67%	0%	70%	48%	0%	0%	0%	0%	2%	7%	5%	11%	18%	18%	15%	24%	23%	40%	9%	14%	9%	6%
Remain Term: 359	44,510,825	3.8%	6.67	4.41	359	1	44.64	81.36	652	85%	2.4	213,006	60%	33%	94%	75%	0%	57%	50%	0%	0%	0%	0%	3%	7%	4%	15%	18%	25%	11%	18%	28%	40%	12%	11%	9%	0%
Remain Term: 360	762,307,674	65.0%	6.77	4.74	360	0	43.57	83.19	651	84%	2.3	212,818	58%	35%	97%	75%	0%	68%	42%	0%	0%	0%	0%	2%	8%	6%	15%	20%	17%	13%	18%	22%	40%	9%	14%	10%	6%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI
FICO SCORE																				
FICO: 525-549	24,244,422	2.1%	7.87	5.76	356	1	40.76	75.08	544	84%	2.3	137,796	18%	76%	100%	89%	0%	82%	30%	0%
FICO: 550-574	95,560,979	8.1%	7.68	5.76	357	1	40.16	78.76	564	80%	2.3	146,181	26%	65%	99%	84%	0%	82%	25%	0%
FICO: 575-599	64,277,594	5.5%	7.41	5.50	357	1	42.18	81.43	585	82%	2.3	178,621	20%	70%	99%	70%	0%	78%	40%	0%
FICO: 600-624	160,969,965	13.7%	6.86	5.04	358	1	44.35	83.46	613	84%	2.3	189,874	49%	41%	99%	77%	0%	71%	34%	0%
FICO: 625-649	231,885,735	19.8%	6.67	4.75	357	1	44.16	84.15	637	84%	2.3	213,582	54%	36%	99%	71%	0%	67%	40%	0%
FICO: 650-674	205,743,230	17.5%	6.44	4.51	358	1	43.95	83.37	662	85%	2.3	243,546	62%	31%	97%	71%	0%	64%	49%	0%
FICO: 675-699	155,783,151	13.3%	6.30	4.31	359	1	43.13	83.19	686	85%	2.3	251,349	70%	26%	96%	71%	0%	63%	50%	0%
FICO: 700+	234,830,889	20.0%	6.21	4.13	359	1	44.07	83.93	734	84%	2.3	261,872	79%	15%	93%	68%	0%	62%	55%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
LTV																				
O-LTV %: 0.01- 49.99	11,475,616	1.0%	6.84	4.22	344	1	35.38	41.06	619	79%	2.4	120,888	11%	69%	97%	56%	0%	77%	43%	0%
O-LTV %: 50.00- 54.99	9,360,690	0.8%	6.49	3.90	345	1	38.91	52.69	626	86%	2.6	170,307	5%	81%	98%	47%	0%	77%	71%	0%
O-LTV %: 55.00- 59.99	11,217,185	1.0%	6.76	4.07	354	1	39.38	57.86	633	77%	2.4	175,375	24%	71%	87%	71%	0%	75%	46%	0%
O-LTV %: 60.00- 64.99	16,956,728	1.4%	6.52	4.03	359	1	40.77	62.65	629	86%	2.3	232,351	25%	60%	99%	51%	0%	80%	55%	0%
O-LTV %: 65.00- 69.99	32,072,691	2.7%	6.51	4.07	358	1	40.16	67.28	633	84%	2.2	250,735	14%	73%	100%	57%	0%	78%	58%	0%
O-LTV %: 70.00- 74.99	38,459,950	3.3%	6.67	4.24	357	1	40.80	72.28	632	86%	2.4	222,457	30%	56%	96%	66%	0%	63%	51%	0%
O-LTV %: 75.00- 79.99	141,564,056	12.1%	6.47	4.29	359	1	43.54	78.32	647	83%	2.3	229,123	59%	36%	98%	79%	0%	62%	47%	0%
O-LTV %: 80.00- 84.99	468,841,580	40.0%	6.19	4.20	358	1	45.84	80.30	663	88%	2.3	234,227	73%	23%	98%	88%	0%	64%	54%	0%
O-LTV %: 85.00- 89.99	103,703,854	8.8%	7.17	5.43	358	1	41.59	86.73	624	84%	2.3	191,079	29%	57%	94%	65%	0%	72%	35%	0%
O-LTV %: 90.00- 94.99	159,000,598	13.6%	7.22	5.56	358	1	42.06	91.09	646	83%	2.3	198,813	42%	48%	93%	63%	0%	75%	32%	0%
O-LTV %: 95.00- 99.99	113,069,757	9.6%	7.04	5.50	358	1	41.27	95.23	674	73%	2.2	213,415	60%	33%	98%	53%	0%	71%	26%	0%
O-LTV %: 100.00+	67,573,260	5.8%	7.64	5.78	358	1	43.17	100.00	668	78%	2.3	166,912	81%	14%	100%	43%	0%	69%	19%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
GROSS COUPON																				
Current Coupon: 3.500 - 3.999	392,000	0.0%	3.81	3.14	358	2	44.29	80.00	727	100%	2.5	196,000	100%	0%	100%	100%	0%	100%	100%	0%
Current Coupon: 4.000 - 4.499	1,033,312	0.1%	4.32	3.41	359	1	53.30	74.20	695	100%	2.8	344,450	100%	0%	100%	100%	0%	54%	84%	0%
Current Coupon: 4.500 - 4.999	20,505,611	1.7%	4.85	3.45	359	1	45.49	75.90	704	94%	2.5	288,946	73%	21%	100%	85%	0%	61%	73%	0%
Current Coupon: 5.000 - 5.499	68,627,935	5.8%	5.27	3.84	359	1	47.23	78.96	696	94%	2.3	298,469	84%	13%	100%	88%	0%	67%	80%	0%
Current Coupon: 5.500 - 5.999	214,604,158	18.3%	5.75	3.94	359	1	45.35	79.79	683	90%	2.4	290,474	73%	20%	99%	83%	0%	61%	67%	0%
Current Coupon: 6.000 - 6.499	200,538,813	17.1%	6.20	4.31	359	1	45.15	80.90	665	85%	2.3	253,910	69%	25%	97%	78%	0%	64%	51%	0%
Current Coupon: 6.500 - 6.999	279,665,626	23.8%	6.72	4.82	358	1	42.67	83.08	650	84%	2.2	233,525	50%	43%	97%	68%	0%	68%	41%	0%
Current Coupon: 7.000 - 7.499	142,268,627	12.1%	7.20	5.32	357	1	41.96	85.86	638	78%	2.3	188,749	45%	46%	95%	64%	0%	72%	27%	0%
Current Coupon: 7.500 - 7.999	146,360,284	12.5%	7.69	5.73	357	1	41.46	86.70	620	77%	2.3	166,375	36%	54%	95%	63%	0%	74%	24%	0%
Current Coupon: 8.000 - 8.499	52,699,511	4.5%	8.18	6.05	355	0	40.72	87.39	609	76%	2.3	132,783	45%	48%	97%	60%	0%	71%	11%	0%
Current Coupon: 8.500 - 8.999	36,105,361	3.1%	8.65	6.44	355	0	39.58	89.58	604	74%	2.3	117,256	46%	48%	98%	67%	0%	81%	4%	0%
Current Coupon: 9.000 - 9.499	7,666,175	0.7%	9.14	6.95	357	0	37.98	88.78	596	74%	2.4	94,663	45%	36%	98%	72%	0%	86%	0%	0%
Current Coupon: 9.500 - 9.999	2,456,097	0.2%	9.62	6.58	347	0	37.69	92.10	625	93%	2.3	84,709	70%	25%	100%	49%	0%	92%	0%	0%
Current Coupon: 10.000 -10.499	372,456	0.0%	10.06	6.42	359	1	39.00	95.47	731	57%	2.3	93,175	100%	0%	100%	0%	0%	63%	0%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%

Category	FICO: 0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+	LTV: < 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
FICO SCORE																	
FICO: 525-549	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	50%	26%	24%	0%	0%	0%
FICO: 550-574	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	36%	25%	22%	17%	0%	0%
FICO: 575-599	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	31%	18%	20%	31%	0%	0%
FICO: 600-624	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	21%	39%	9%	15%	8%	7%
FICO: 625-649	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	23%	36%	8%	13%	13%	7%
FICO: 650-674	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	20%	47%	6%	11%	10%	6%
FICO: 675-699	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	20%	47%	4%	10%	11%	7%
FICO: 700+	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	15%	47%	5%	12%	14%	7%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
LTV																	
O-LTV %: 0.01- 49.99	0%	0%	0%	7%	27%	14%	15%	8%	9%	10%	12%	100%	0%	0%	0%	0%	0%
O-LTV %: 50.00- 54.99	0%	0%	0%	12%	13%	6%	16%	27%	5%	7%	14%	100%	0%	0%	0%	0%	0%
O-LTV %: 55.00- 59.99	0%	0%	0%	3%	29%	7%	14%	13%	5%	14%	16%	100%	0%	0%	0%	0%	0%
O-LTV %: 60.00- 64.99	0%	0%	0%	9%	26%	5%	7%	8%	18%	14%	14%	100%	0%	0%	0%	0%	0%
O-LTV %: 65.00- 69.99	0%	0%	0%	7%	11%	14%	12%	24%	15%	3%	14%	100%	0%	0%	0%	0%	0%
O-LTV %: 70.00- 74.99	0%	0%	0%	8%	14%	13%	13%	16%	10%	14%	13%	100%	0%	0%	0%	0%	0%
O-LTV %: 75.00- 79.99	0%	0%	0%	2%	10%	5%	13%	23%	19%	14%	14%	100%	0%	0%	0%	0%	0%
O-LTV %: 80.00- 84.99	0%	0%	0%	1%	5%	2%	13%	18%	21%	16%	24%	0%	100%	0%	0%	0%	0%
O-LTV %: 85.00- 89.99	0%	0%	0%	6%	21%	13%	15%	18%	11%	6%	11%	0%	0%	100%	0%	0%	0%
O-LTV %: 90.00- 94.99	0%	0%	0%	0%	10%	12%	15%	19%	15%	10%	18%	0%	0%	0%	100%	0%	0%
O-LTV %: 95.00- 99.99	0%	0%	0%	0%	0%	0%	11%	28%	18%	15%	28%	0%	0%	0%	0%	100%	0%
O-LTV %: 100.00+	0%	0%	0%	0%	0%	0%	18%	23%	20%	17%	23%	0%	0%	0%	0%	0%	100%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
GROSS COUPON																	
Current Coupon: 3.500 - 3.999	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	100%	0%	0%	0%	0%
Current Coupon: 4.000 - 4.499	0%	0%	0%	0%	0%	0%	0%	61%	0%	0%	39%	39%	61%	0%	0%	0%	0%
Current Coupon: 4.500 - 4.999	0%	0%	0%	0%	0%	0%	3%	10%	17%	13%	57%	25%	74%	0%	0%	1%	0%
Current Coupon: 5.000 - 5.499	0%	0%	0%	0%	0%	0%	4%	12%	19%	19%	45%	22%	74%	2%	1%	1%	0%
Current Coupon: 5.500 - 5.999	0%	0%	0%	0%	0%	0%	8%	18%	20%	22%	32%	22%	67%	5%	3%	3%	0%
Current Coupon: 6.000 - 6.499	0%	0%	0%	0%	1%	2%	15%	21%	23%	17%	20%	27%	52%	5%	8%	7%	2%
Current Coupon: 6.500 - 6.999	0%	0%	0%	1%	5%	5%	18%	25%	20%	11%	15%	25%	34%	9%	17%	12%	3%
Current Coupon: 7.000 - 7.499	0%	0%	0%	1%	12%	9%	18%	21%	18%	10%	11%	22%	18%	12%	21%	17%	10%
Current Coupon: 7.500 - 7.999	0%	0%	0%	5%	21%	15%	12%	19%	10%	7%	10%	19%	14%	16%	22%	17%	13%
Current Coupon: 8.000 - 8.499	0%	0%	0%	11%	27%	12%	15%	13%	7%	5%	9%	15%	17%	15%	25%	9%	20%
Current Coupon: 8.500 - 8.999	0%	0%	0%	11%	31%	12%	17%	12%	3%	4%	10%	8%	13%	18%	28%	8%	24%
Current Coupon: 9.000 - 9.499	0%	0%	0%	11%	42%	4%	22%	9%	2%	1%	9%	4%	18%	26%	29%	4%	19%
Current Coupon: 9.500 - 9.999	0%	0%	0%	18%	17%	1%	26%	4%	0%	4%	30%	10%	8%	13%	14%	24%	32%
Current Coupon: 10.000 -10.499	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	37%	54%	9%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt
PRODUCT												
1/29 6 Mo LIBOR ARM	800,132	0.1%	6.75	4.77	360	0	44.52	76.91	616	43%	2.5	200,138
2/28 6 Mo LIBOR ARM	234,219,547	20.0%	7.17	5.41	359	1	40.54	85.88	633	85%	2.0	173,225
3/27 6 Mo LIBOR ARM	61,972,182	5.3%	6.88	5.23	359	1	39.88	85.53	642	55%	2.9	204,675
5/25 6 Mo LIBOR ARM	48,489,349	4.1%	6.61	4.53	359	1	39.24	81.27	664	76%	2.5	225,746
5YR IO 2/28 6 Mo LIBOR ARM	411,350,469	35.1%	6.41	4.60	359	1	47.32	83.03	657	90%	2.0	265,393
5YR IO 3/27 6 Mo LIBOR ARM	100,092,721	8.5%	6.32	4.51	359	1	46.30	82.45	660	75%	2.9	246,562
5YR IO 5/25 6 Mo LIBOR ARM	185,868,670	15.8%	6.27	4.03	359	1	41.50	79.51	675	92%	2.6	233,518
5YR IO 6 Mo LIBOR ARM	17,013,028	1.5%	5.82	4.23	359	1	41.75	82.05	653	82%	2.3	236,297
6 Mo LIBOR ARM	887,339	0.1%	7.71	5.44	359	1	46.47	84.38	603	52%	2.0	177,565
BALLOON 15/30	70,860	0.0%	8.13	0.00	177	3	43.00	83.53	579	100%	3.0	71,000
Balloon 5YR IO	191,250	0.0%	8.30	0.00	179	1	41.29	61.21	613	100%	2.4	95,625
Fixed Rate	101,793,739	8.7%	7.47	0.00	344	1	39.65	82.32	643	72%	2.9	141,884
Fixed Rate 5Yr IO	10,546,679	0.9%	7.44	0.00	349	0	42.71	83.23	653	84%	3.0	172,900
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936
AMORTIZATION												
Balloon	262,110	0.0%	8.25	0.00	178	2	41.75	67.25	604	100%	2.6	87,417
Fully Amortizing	1,173,033,855	100.0%	6.66	4.70	358	1	43.49	82.98	653	84%	2.3	214,005
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936
INTEREST ONLY												
IO Term: 0	448,233,148	38.2%	7.14	5.25	356	1	40.12	84.51	640	77%	2.3	172,588
IO Term: 60	725,062,817	61.8%	6.36	4.43	359	1	45.49	82.02	662	88%	2.3	251,159
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936
PROPERTY TYPE												
2 Units	49,950,255	4.3%	6.76	4.94	359	1	44.99	85.72	674	65%	2.3	248,599
3 Units	2,836,551	0.2%	7.04	4.50	360	0	45.10	77.24	636	94%	2.2	257,877
4 Units	1,565,401	0.1%	6.05	3.56	360	0	51.80	74.28	728	100%	2.0	521,933
Condominium	89,525,427	7.6%	6.55	4.47	358	1	44.97	82.73	668	93%	2.2	212,707
PUD	234,649,589	20.0%	6.46	4.48	358	1	44.61	82.36	659	82%	2.3	246,015
Single Family	794,768,742	67.7%	6.72	4.79	358	1	42.87	83.04	649	84%	2.3	204,064
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936
OCCUPANCY												
Non-owner	26,326,339	2.2%	6.99	4.45	359	1	41.26	83.43	701	75%	2.2	173,216
Primary	1,138,949,327	97.1%	6.65	4.70	358	1	43.54	82.93	652	84%	2.3	215,084
Second Home	8,020,299	0.7%	6.80	4.92	358	1	43.25	87.59	697	90%	2.3	216,832
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936

Category	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI
PRODUCT								
1/29 6 Mo LIBOR ARM	0%	33%	100%	0%	0%	75%	0%	0%
2/28 6 Mo LIBOR ARM	36%	52%	99%	46%	0%	77%	22%	0%
3/27 6 Mo LIBOR ARM	38%	46%	97%	41%	0%	68%	21%	0%
5/25 6 Mo LIBOR ARM	21%	61%	97%	42%	0%	68%	38%	0%
5YR IO 2/28 6 Mo LIBOR ARM	72%	25%	96%	88%	0%	64%	62%	0%
5YR IO 3/27 6 Mo LIBOR ARM	72%	24%	95%	87%	0%	64%	47%	0%
5YR IO 5/25 6 Mo LIBOR ARM	72%	24%	98%	93%	0%	61%	49%	0%
5YR IO 6 Mo LIBOR ARM	49%	42%	88%	83%	0%	56%	45%	0%
6 Mo LIBOR ARM	26%	74%	100%	56%	0%	56%	16%	0%
BALLOON 15/30	0%	0%	100%	100%	0%	100%	0%	0%
Balloon 5YR IO	30%	70%	100%	100%	0%	100%	70%	0%
Fixed Rate	34%	51%	99%	49%	0%	80%	23%	0%
Fixed Rate 5Yr IO	64%	30%	99%	88%	0%	62%	33%	0%
Total	57%	35%	97%	73%	0%	68%	44%	0%
AMORTIZATION								
Balloon	22%	51%	100%	100%	0%	100%	51%	0%
Fully Amortizing	57%	35%	97%	73%	0%	68%	44%	0%
Total	57%	35%	97%	73%	0%	68%	44%	0%
INTEREST ONLY								
IO Term: 0	34%	52%	98%	48%	0%	75%	24%	0%
IO Term: 60	71%	25%	96%	89%	0%	63%	56%	0%
Total	57%	35%	97%	73%	0%	68%	44%	0%
PROPERTY TYPE								
2 Units	58%	35%	93%	54%	0%	0%	28%	0%
3 Units	48%	44%	94%	94%	0%	0%	53%	0%
4 Units	100%	0%	100%	66%	0%	0%	97%	0%
Condominium	71%	24%	93%	77%	0%	0%	61%	0%
PUD	70%	24%	97%	80%	0%	0%	36%	0%
Single Family	52%	40%	98%	71%	0%	100%	45%	0%
Total	57%	35%	97%	73%	0%	68%	44%	0%
OCCUPANCY								
Non-owner	80%	18%	0%	88%	0%	57%	42%	0%
Primary	56%	36%	100%	72%	0%	68%	44%	0%
Second Home	94%	2%	0%	93%	0%	44%	30%	0%
Total	57%	35%	97%	73%	0%	68%	44%	0%

Category	FICO: 0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+
PRODUCT											
1/29 6 Mo LIBOR ARM	0%	0%	0%	0%	22%	20%	0%	57%	0%	0%	0%
2/28 6 Mo LIBOR ARM	0%	0%	0%	4%	18%	9%	15%	16%	14%	9%	15%
3/27 6 Mo LIBOR ARM	0%	0%	0%	3%	13%	8%	12%	21%	13%	13%	16%
5/25 6 Mo LIBOR ARM	0%	0%	0%	1%	6%	3%	9%	21%	21%	17%	22%
5YR IO 2/28 6 Mo LIBOR ARM	0%	0%	0%	1%	5%	5%	15%	21%	19%	13%	20%
5YR IO 3/27 6 Mo LIBOR ARM	0%	0%	0%	1%	5%	3%	16%	20%	16%	18%	21%
5YR IO 5/25 6 Mo LIBOR ARM	0%	0%	0%	0%	1%	2%	11%	19%	21%	18%	28%
5YR IO 6 Mo LIBOR ARM	0%	0%	0%	0%	4%	12%	13%	26%	12%	16%	18%
6 Mo LIBOR ARM	0%	0%	0%	0%	74%	0%	0%	0%	0%	0%	26%
BALLOON 15/30	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%
Balloon 5YR IO	0%	0%	0%	0%	0%	70%	0%	0%	30%	0%	0%
Fixed Rate	0%	0%	0%	5%	12%	6%	12%	20%	15%	10%	18%
Fixed Rate 5Yr IO	0%	0%	0%	0%	4%	6%	15%	31%	15%	11%	19%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%
AMORTIZATION											
Balloon	0%	0%	0%	0%	0%	78%	0%	0%	22%	0%	0%
Fully Amortizing	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%
INTEREST ONLY											
IO Term: 0	0%	0%	0%	4%	15%	8%	13%	18%	15%	10%	17%
IO Term: 60	0%	0%	0%	1%	4%	4%	14%	21%	19%	15%	22%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%
PROPERTY TYPE											
2 Units	0%	0%	0%	2%	4%	3%	14%	15%	13%	16%	33%
3 Units	0%	0%	0%	4%	8%	0%	26%	33%	17%	6%	6%
4 Units	0%	0%	0%	0%	3%	0%	0%	34%	0%	0%	64%
Condominium	0%	0%	0%	1%	5%	3%	10%	17%	22%	15%	27%
PUD	0%	0%	0%	1%	4%	4%	13%	22%	20%	16%	20%
Single Family	0%	0%	0%	2%	10%	6%	14%	20%	17%	12%	18%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%
OCCUPANCY											
Non-owner	0%	0%	0%	0%	3%	1%	3%	8%	15%	18%	53%
Primary	0%	0%	0%	2%	8%	6%	14%	20%	18%	13%	19%
Second Home	0%	0%	0%	0%	0%	2%	7%	9%	19%	25%	39%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%

Category	LTV: < 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
PRODUCT						
1/29 6 Mo LIBOR ARM	57%	0%	43%	0%	0%	0%
2/28 6 Mo LIBOR ARM	22%	18%	13%	21%	16%	11%
3/27 6 Mo LIBOR ARM	22%	17%	13%	19%	20%	10%
5/25 6 Mo LIBOR ARM	34%	27%	8%	9%	19%	3%
5YR IO 2/28 6 Mo LIBOR ARM	18%	49%	7%	14%	7%	4%
5YR IO 3/27 6 Mo LIBOR ARM	18%	49%	8%	14%	8%	3%
5YR IO 5/25 6 Mo LIBOR ARM	27%	63%	4%	3%	2%	0%
5YR IO 6 Mo LIBOR ARM	21%	41%	22%	11%	5%	0%
6 Mo LIBOR ARM	18%	22%	34%	0%	26%	0%
BALLOON 15/30	0%	100%	0%	0%	0%	0%
Balloon 5YR IO	70%	0%	0%	0%	30%	0%
Fixed Rate	28%	25%	10%	14%	12%	11%
Fixed Rate 5Yr IO	28%	38%	6%	11%	5%	11%
Total	22%	40%	9%	14%	10%	6%
AMORTIZATION						
Balloon	51%	27%	0%	0%	22%	0%
Fully Amortizing	22%	40%	9%	14%	10%	6%
Total	22%	40%	9%	14%	10%	6%
INTEREST ONLY						
IO Term: 0	25%	20%	12%	18%	16%	10%
IO Term: 60	21%	52%	7%	11%	6%	3%
Total	22%	40%	9%	14%	10%	6%
PROPERTY TYPE						
2 Units	18%	25%	10%	17%	18%	12%
3 Units	34%	46%	20%	0%	0%	0%
4 Units	97%	0%	3%	0%	0%	0%
Condominium	16%	54%	5%	11%	9%	5%
PUD	26%	46%	8%	9%	6%	4%
Single Family	22%	38%	9%	15%	10%	6%
Total	22%	40%	9%	14%	10%	6%
OCCUPANCY						
Non-owner	21%	27%	19%	33%	0%	0%
Primary	22%	41%	9%	13%	10%	6%
Second Home	12%	3%	13%	37%	35%	0%
Total	22%	40%	9%	14%	10%	6%

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	With Prepay Penalty	WA Prepay Term	Avg Loan Amt	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	With MI
PURPOSE																				
Cash Out Refinance	416,485,877	35.5%	6.97	4.97	356	1	41.31	81.48	629	82%	2.3	199,934	0%	100%	99%	65%	0%	77%	41%	0%
Purchase	669,651,030	57.1%	6.44	4.52	359	1	45.16	83.98	670	85%	2.3	228,123	100%	0%	96%	81%	0%	61%	48%	0%
Rate/Term Refinance	87,159,058	7.4%	6.83	4.96	356	1	41.24	82.36	641	82%	2.5	187,168	0%	0%	99%	41%	0%	73%	27%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
DOC TYPE																				
Full Documentation	851,358,311	72.6%	6.55	4.61	359	1	44.32	82.16	651	85%	2.3	216,172	64%	32%	96%	100%	0%	66%	47%	0%
Limited Income Verificati	17,199,091	1.5%	6.69	4.48	359	1	45.48	80.74	676	96%	2.3	242,299	67%	26%	95%	0%	0%	63%	42%	0%
No Documentation	14,168,075	1.2%	8.05	4.56	359	1	47.12	82.58	714	83%	2.2	136,312	75%	23%	91%	0%	0%	64%	8%	0%
No Income Verification	180,805,517	15.4%	6.95	5.04	355	1	40.64	82.74	644	80%	2.4	182,796	9%	65%	99%	0%	0%	77%	29%	0%
Stated + Docuemntation	109,764,972	9.4%	6.83	5.00	358	1	41.36	90.04	679	76%	2.2	287,444	78%	20%	100%	0%	0%	66%	47%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
LIEN																				
1st Lien	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
SILENT SECOND																				
No Silent Second	741,432,128	63.2%	7.03	5.13	357	1	41.33	85.15	643	80%	2.3	196,754	39%	51%	95%	58%	0%	73%	37%	0%
Silent Second	431,863,837	36.8%	6.03	4.04	359	1	47.09	79.23	672	90%	2.3	251,684	89%	10%	100%	97%	0%	58%	55%	0%
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%
PREPAY PENALTY																				
No Prepay Penalty	189,706,653	16.2%	6.96	4.88	357	1	41.01	84.25	652	0%	0.0	195,051	53%	39%	96%	65%	0%	65%	14%	0%
Prepay Penalty: 1 Year	60,631,344	5.2%	6.91	4.61	358	1	40.93	81.90	661	100%	1.0	276,919	54%	37%	95%	65%	0%	63%	52%	0%
Prepay Penalty: 2 Years	565,484,303	48.2%	6.59	4.74	359	1	44.56	83.18	651	100%	2.0	224,812	61%	34%	98%	75%	0%	68%	52%	0%
Prepay Penalty: 3 Years	356,023,148	30.3%	6.57	4.53	356	1	43.52	82.15	656	100%	3.0	200,870	54%	36%	97%	74%	0%	69%	45%	0%
Prepay Penalty: 4 Years	723,133	0.1%	6.46	5.04	358	2	33.16	86.74	701	100%	4.0	241,333	45%	0%	100%	0%	0%	100%	45%	0%
Prepay Penalty: 5 Years	727,385	0.1%	5.65	4.38	356	4	46.25	75.30	690	100%	5.0	365,200	27%	0%	100%	100%	0%	27%	73%	0%
Total	1,173,295,965	100.0%	6.68	4.70	358	1	43.49	82.97	653	84%	2.3	213,936	57%	35%	97%	73%	0%	68%	44%	0%

Category	FICO 0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+	LTV < 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
PURPOSE																	
Cash Out Refinance	0%	0%	0%	4%	15%	11%	16%	20%	15%	10%	9%	31%	25%	14%	18%	9%	2%
Purchase	0%	0%	0%	1%	4%	2%	12%	19%	19%	16%	28%	16%	51%	4%	10%	10%	8%
Rate/Term Refinance	0%	0%	0%	2%	10%	8%	17%	25%	18%	7%	14%	28%	24%	17%	19%	9%	4%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
DOC TYPE																	
Full Documentation	0%	0%	0%	3%	9%	5%	15%	19%	17%	13%	19%	21%	48%	8%	12%	7%	3%
Limited Income Verificati	0%	0%	0%	0%	8%	5%	3%	16%	14%	16%	38%	31%	47%	5%	10%	5%	2%
No Documentation	0%	0%	0%	0%	0%	0%	0%	0%	6%	27%	67%	25%	18%	11%	26%	19%	0%
No Income Verification	0%	0%	0%	1%	8%	10%	17%	21%	17%	10%	16%	30%	18%	16%	18%	11%	6%
Stated + Docuemntation	0%	0%	0%	0%	0%	0%	6%	24%	23%	18%	29%	14%	12%	4%	18%	27%	24%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
LIEN																	
1st Lien	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
SILENT SECOND																	
No Silent Second	0%	0%	0%	3%	13%	9%	14%	19%	15%	11%	17%	22%	18%	14%	21%	15%	9%
Silent Second	0%	0%	0%	0%	0%	0%	14%	20%	22%	18%	26%	22%	78%	0%	0%	0%	0%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
PREPAY PENALTY																	
No Prepay Penalty	0%	0%	0%	2%	10%	6%	13%	20%	16%	12%	20%	23%	30%	9%	14%	16%	8%
Prepay Penalty: 1 Year	0%	0%	0%	2%	8%	4%	11%	17%	22%	9%	27%	27%	35%	8%	12%	11%	6%
Prepay Penalty: 2 Years	0%	0%	0%	2%	8%	6%	14%	20%	17%	13%	19%	20%	42%	9%	14%	9%	5%
Prepay Penalty: 3 Years	0%	0%	0%	2%	7%	5%	13%	20%	18%	14%	20%	24%	42%	8%	13%	7%	5%
Prepay Penalty: 4 Years	0%	0%	0%	0%	0%	0%	31%	0%	0%	0%	69%	24%	31%	0%	45%	0%	0%
Prepay Penalty: 5 Years	0%	0%	0%	0%	0%	0%	0%	0%	27%	0%	73%	100%	0%	0%	0%	0%	0%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt
STATE												
Alabama	2,848,872	0.2%	7.28	5.08	349	0	35.28	85.26	640	80%	2.5	142,458
Arizona	12,505,220	1.1%	6.73	4.82	357	1	43.12	84.20	650	100%	2.4	171,360
Arkansas	1,613,400	0.1%	6.91	4.53	360	0	45.65	82.60	660	100%	2.3	161,355
California	512,575,617	43.7%	6.24	4.32	359	1	44.87	80.72	664	95%	2.3	325,718
Colorado	32,976,920	2.8%	6.46	4.58	359	1	43.88	82.95	649	99%	2.2	207,475
Connecticut	5,506,407	0.5%	7.08	5.25	359	1	41.66	84.98	639	79%	2.2	250,364
Delaware	626,962	0.1%	7.05	6.50	359	1	38.79	90.33	666	100%	2.8	209,133
District of Columbia	574,200	0.0%	7.57	5.83	360	0	50.31	90.00	656	100%	2.0	287,100
Florida	62,817,000	5.4%	7.20	5.13	358	1	42.47	84.94	647	97%	2.3	168,941
Georgia	29,091,806	2.5%	6.88	4.95	359	1	42.37	84.71	639	0%	0.0	160,757
Idaho	958,346	0.1%	6.49	4.80	359	1	48.31	84.54	654	100%	2.0	119,819
Illinois	53,855,289	4.6%	7.11	5.16	358	1	42.74	86.04	646	74%	1.9	181,425
Indiana	8,026,091	0.7%	7.35	5.59	355	1	41.15	90.43	641	100%	2.4	96,744
Iowa	1,338,598	0.1%	7.67	6.25	356	1	44.14	86.81	633	48%	2.1	78,809
Kansas	1,811,253	0.2%	7.37	5.45	351	0	42.70	92.27	649	67%	1.9	129,461
Kentucky	3,915,723	0.3%	7.22	5.17	336	1	39.19	89.12	646	96%	2.5	105,895
Louisiana	2,291,694	0.2%	7.02	5.03	349	1	37.26	83.33	629	100%	2.4	143,322
Maine	1,515,813	0.1%	7.56	5.57	360	0	40.30	82.85	611	0%	0.0	126,329
Maryland	19,518,830	1.7%	6.81	4.81	360	0	42.48	82.90	655	89%	2.2	214,537
Massachusetts	17,169,686	1.5%	6.80	4.86	360	0	46.85	83.58	662	97%	2.2	264,227
Michigan	32,891,397	2.8%	7.26	5.53	359	1	43.16	86.61	632	100%	2.6	141,215
Minnesota	31,177,347	2.7%	6.90	5.17	359	0	44.91	85.35	644	100%	2.8	183,431
Missouri	6,583,268	0.6%	7.55	5.78	359	1	42.10	85.47	631	100%	2.3	119,734
Montana	218,400	0.0%	6.26	3.81	360	0	23.96	80.00	713	100%	2.0	109,200
Nebraska	1,011,966	0.1%	7.49	5.86	359	1	40.97	91.30	630	100%	2.1	126,600
Nevada	25,216,634	2.1%	6.85	4.78	359	1	43.31	80.26	633	95%	2.1	211,952
New Hampshire	2,379,933	0.2%	7.27	5.40	360	0	40.04	86.98	678	100%	2.2	238,010
New Jersey	22,496,257	1.9%	7.09	5.26	358	1	42.49	83.22	637	0%	0.0	229,710
New Mexico	1,313,100	0.1%	6.77	4.62	359	1	47.71	79.56	651	0%	0.0	131,310
New York	44,330,877	3.8%	6.83	5.14	358	1	38.89	86.53	667	4%	1.0	264,019
North Carolina	17,830,542	1.5%	7.04	5.02	359	1	42.40	86.52	643	0%	0.0	147,391
North Dakota	68,312	0.0%	8.25	7.00	358	2	23.00	90.00	565	100%	2.0	68,400
Ohio	27,789,859	2.4%	7.37	5.45	357	1	40.73	88.84	633	99%	2.6	116,804
Oklahoma	3,044,222	0.3%	7.59	5.74	323	0	35.00	88.06	619	90%	2.2	126,877
Oregon	25,621,426	2.2%	6.73	4.74	359	1	42.74	84.48	653	96%	2.4	169,723
Pennsylvania	13,068,653	1.1%	7.14	5.35	359	0	38.95	87.84	635	97%	2.3	136,178
Rhode Island	6,116,146	0.5%	6.95	4.75	353	1	48.52	80.40	635	100%	1.9	191,200
South Carolina	4,711,729	0.4%	7.04	4.75	359	1	42.20	84.79	628	0%	0.0	114,944
Tennessee	11,415,895	1.0%	7.28	4.96	352	1	43.31	82.53	622	100%	2.3	117,710
Texas	55,655,834	4.7%	6.91	4.74	352	1	39.86	82.36	644	71%	2.5	147,716
Utah	10,669,693	0.9%	6.73	4.81	357	1	44.01	85.16	662	94%	2.2	154,719
Vermont	112,800	0.0%	5.75	3.38	360	0	37.00	80.00	636	0%	0.0	112,800
Virginia	19,666,614	1.7%	6.83	4.69	359	1	45.68	82.78	638	97%	2.4	228,719

Category	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI	FICO											LTV					
									0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+	< 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
STATE																									
Alabama	55%	24%	99%	81%	0%	80%	0%	0%	0%	0%	0%	0%	7%	3%	34%	18%	18%	6%	14%	25%	23%	4%	33%	0%	14%
Arizona	57%	33%	98%	81%	0%	35%	0%	0%	0%	0%	0%	3%	4%	11%	17%	9%	24%	14%	17%	22%	41%	6%	18%	8%	5%
Arkansas	41%	12%	100%	81%	0%	92%	0%	0%	0%	0%	0%	0%	11%	7%	14%	0%	22%	5%	40%	40%	14%	7%	11%	12%	15%
California	62%	33%	97%	78%	0%	69%	100%	0%	0%	0%	0%	1%	5%	5%	11%	18%	20%	15%	25%	25%	49%	7%	10%	6%	2%
Colorado	42%	49%	96%	78%	0%	55%	0%	0%	0%	0%	0%	1%	7%	3%	20%	19%	19%	17%	13%	19%	45%	10%	10%	10%	6%
Connecticut	73%	21%	100%	69%	0%	76%	0%	0%	0%	0%	0%	4%	8%	7%	25%	14%	19%	11%	12%	29%	22%	0%	36%	9%	3%
Delaware	0%	63%	100%	63%	0%	100%	0%	0%	0%	0%	0%	0%	23%	0%	0%	0%	41%	0%	37%	0%	0%	59%	0%	41%	0%
District of Columbia	26%	74%	100%	0%	0%	26%	0%	0%	0%	0%	0%	0%	0%	0%	0%	26%	74%	0%	0%	0%	0%	0%	100%	0%	0%
Florida	61%	32%	92%	67%	0%	55%	0%	0%	0%	0%	0%	2%	10%	8%	13%	22%	14%	15%	17%	23%	24%	12%	20%	13%	8%
Georgia	59%	30%	98%	87%	0%	50%	0%	0%	0%	0%	0%	2%	11%	8%	14%	23%	20%	12%	10%	14%	40%	12%	16%	13%	5%
Idaho	100%	0%	90%	76%	0%	53%	0%	0%	0%	0%	0%	0%	0%	6%	44%	18%	0%	0%	31%	27%	43%	0%	31%	0%	0%
Illinois	30%	67%	99%	41%	0%	73%	0%	0%	0%	0%	0%	2%	12%	7%	15%	20%	16%	10%	19%	18%	21%	13%	22%	20%	6%
Indiana	44%	46%	99%	63%	0%	95%	0%	0%	0%	0%	0%	1%	10%	8%	11%	37%	11%	13%	9%	9%	10%	13%	28%	20%	20%
Iowa	47%	18%	100%	61%	0%	100%	0%	0%	0%	0%	0%	4%	23%	0%	4%	52%	5%	0%	12%	25%	22%	0%	11%	23%	19%
Kansas	19%	48%	96%	28%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	6%	58%	29%	0%	7%	9%	0%	9%	48%	25%	9%
Kentucky	47%	42%	93%	68%	0%	97%	0%	0%	0%	0%	0%	8%	6%	4%	5%	23%	17%	31%	6%	4%	26%	19%	11%	18%	21%
Louisiana	22%	66%	90%	74%	0%	100%	0%	0%	0%	0%	0%	9%	12%	17%	9%	0%	39%	4%	10%	18%	44%	4%	22%	10%	2%
Maine	39%	39%	100%	77%	0%	77%	0%	0%	0%	0%	0%	10%	29%	0%	23%	14%	17%	0%	7%	45%	19%	0%	0%	18%	17%
Maryland	69%	30%	98%	77%	0%	56%	0%	0%	0%	0%	0%	2%	8%	3%	18%	26%	7%	15%	21%	23%	41%	17%	8%	4%	8%
Massachusetts	69%	27%	100%	70%	0%	61%	0%	0%	0%	0%	0%	3%	7%	1%	9%	22%	18%	15%	25%	15%	43%	9%	14%	16%	4%
Michigan	40%	39%	99%	68%	0%	87%	0%	0%	0%	0%	0%	2%	16%	9%	17%	20%	19%	8%	9%	15%	26%	8%	26%	18%	7%
Minnesota	46%	45%	93%	72%	0%	83%	0%	0%	0%	0%	0%	3%	13%	6%	12%	22%	19%	10%	14%	22%	31%	11%	19%	8%	9%
Missouri	34%	45%	99%	59%	0%	94%	0%	0%	0%	0%	0%	9%	16%	9%	11%	21%	12%	6%	16%	11%	30%	18%	24%	10%	7%
Montana	100%	0%	100%	100%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	0%	69%	0%	100%	0%	0%	0%	0%
Nebraska	11%	89%	100%	57%	0%	100%	0%	0%	0%	0%	0%	9%	10%	0%	18%	18%	33%	0%	11%	9%	0%	10%	0%	81%	0%
Nevada	47%	49%	94%	76%	0%	52%	0%	0%	0%	0%	0%	4%	13%	10%	13%	27%	16%	6%	11%	35%	32%	13%	13%	2%	4%
New Hampshire	60%	37%	86%	79%	0%	64%	0%	0%	0%	0%	0%	3%	0%	8%	4%	25%	6%	0%	53%	4%	28%	3%	30%	35%	0%
New Jersey	50%	47%	98%	59%	0%	77%	0%	0%	0%	0%	0%	4%	19%	9%	6%	17%	16%	9%	20%	29%	22%	9%	15%	16%	9%
New Mexico	51%	40%	100%	77%	0%	59%	0%	0%	0%	0%	0%	0%	12%	6%	11%	0%	48%	14%	9%	21%	42%	25%	6%	6%	0%
New York	57%	29%	98%	54%	0%	73%	0%	0%	0%	0%	0%	0%	9%	3%	13%	18%	13%	15%	29%	17%	18%	11%	12%	31%	11%
North Carolina	75%	14%	95%	82%	0%	47%	0%	0%	0%	0%	0%	1%	12%	4%	17%	28%	10%	12%	15%	22%	30%	10%	13%	9%	16%
North Dakota	100%	0%	100%	100%	0%	100%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Ohio	44%	41%	99%	65%	0%	89%	0%	0%	0%	0%	0%	2%	16%	8%	23%	18%	13%	6%	13%	11%	24%	13%	18%	15%	19%
Oklahoma	25%	65%	99%	38%	0%	85%	0%	0%	0%	0%	0%	0%	24%	13%	24%	26%	3%	3%	6%	10%	25%	10%	34%	5%	16%
Oregon	59%	31%	97%	71%	0%	81%	0%	0%	0%	0%	0%	2%	7%	3%	15%	24%	16%	14%	19%	20%	40%	8%	17%	12%	3%
Pennsylvania	67%	27%	98%	72%	0%	88%	0%	0%	0%	0%	0%	3%	17%	4%	25%	16%	11%	11%	15%	12%	31%	9%	16%	14%	18%
Rhode Island	69%	28%	100%	69%	0%	67%	0%	0%	0%	0%	0%	7%	7%	4%	28%	14%	17%	9%	14%	29%	51%	10%	0%	3%	7%
South Carolina	81%	10%	96%	91%	0%	59%	0%	0%	0%	0%	0%	6%	10%	6%	30%	20%	10%	8%	11%	28%	36%	8%	13%	0%	15%
Tennessee	53%	41%	97%	92%	0%	84%	0%	0%	0%	0%	0%	3%	18%	1%	35%	20%	7%	7%	8%	17%	45%	4%	15%	11%	8%
Texas	56%	29%	96%	63%	0%	39%	0%	0%	0%	0%	0%	3%	7%	6%	17%	25%	17%	13%	12%	24%	46%	6%	10%	5%	9%
Utah	56%	22%	99%	85%	0%	90%	0%	0%	0%	0%	0%	2%	10%	0%	19%	21%	10%	9%	29%	18%	33%	8%	26%	14%	2%
Vermont	100%	0%	100%	100%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	100%	0%	0%	0%	0%
Virginia	59%	38%	99%	79%	0%	58%	0%	0%	0%	0%	0%	1%	12%	4%	24%	23%	17%	8%	11%	27%	44%	7%	8%	4%	9%

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt
Washington	31,644,871	2.7%	6.66	4.60	358	1	46.26	82.67	657	96%	2.4	190,697
West Virginia	270,508	0.0%	7.51	5.20	359	1	45.00	77.22	578	0%	0.0	90,200
Wisconsin	6,107,351	0.5%	7.79	5.72	352	1	38.99	88.39	619	100%	2.4	119,811
Wyoming	344,600	0.0%	7.35	5.71	360	0	49.90	81.18	591	100%	2.1	114,867
Total	1,173,295,965	100.0%	6.66	4.70	358	1	43.49	82.97	653	84%	2.3	213,936
GROSS COUPON - FIXED RATE ONLY												
Current Coupon: 4.500 - 4.999	538,699	0.5%	5.00	0.00	358	2	20.00	80.00	717	100%	3.0	540,000
Current Coupon: 5.000 - 5.499	1,126,285	1.0%	5.31	0.00	358	2	34.00	78.97	736	47%	5.0	564,650
Current Coupon: 5.500 - 5.999	4,420,721	3.9%	5.89	0.00	354	1	40.85	76.74	712	74%	3.0	368,821
Current Coupon: 6.000 - 6.499	3,211,947	2.9%	6.25	0.00	349	1	43.30	70.18	672	77%	3.0	153,108
Current Coupon: 6.500 - 6.999	23,377,965	20.8%	6.79	0.00	339	1	40.34	78.60	660	75%	3.0	198,293
Current Coupon: 7.000 - 7.499	23,510,480	20.9%	7.21	0.00	343	1	40.66	83.16	657	78%	2.9	161,166
Current Coupon: 7.500 - 7.999	27,824,863	24.7%	7.72	0.00	348	1	40.83	82.84	631	71%	2.9	131,945
Current Coupon: 8.000 - 8.499	13,510,058	12.0%	8.18	0.00	343	1	39.14	84.54	616	71%	2.7	114,549
Current Coupon: 8.500 - 8.999	10,748,105	9.5%	8.66	0.00	345	1	37.34	89.22	614	69%	2.9	102,391
Current Coupon: 9.000 - 9.499	3,144,459	2.8%	9.10	0.00	354	0	36.28	87.28	598	59%	2.7	89,852
Current Coupon: 9.500 - 9.999	1,027,660	0.9%	9.64	0.00	330	0	42.12	90.15	581	89%	2.5	85,654
Current Coupon: 10.000 -10.499	161,285	0.1%	10.00	0.00	358	2	0.00	95.00	701	0%	0.0	161,500
Total	112,602,528	100.0%	7.47	0.00	345	1	39.95	82.38	644	73%	2.9	144,094
GROSS COUPON - ARM ONLY												
Current Coupon: 3.500 - 3.999	392,000	0.0%	3.81	3.14	358	2	44.29	80.00	727	100%	2.5	196,000
Current Coupon: 4.000 - 4.499	1,033,312	0.1%	4.32	3.41	359	1	53.30	74.20	695	100%	2.8	344,450
Current Coupon: 4.500 - 4.999	19,966,912	1.9%	4.84	3.45	359	1	46.20	75.79	703	94%	2.4	285,360
Current Coupon: 5.000 - 5.499	67,501,650	6.4%	5.27	3.64	359	1	47.45	79.00	695	95%	2.3	296,134
Current Coupon: 5.500 - 5.999	210,183,437	19.8%	5.74	3.94	359	1	45.45	79.85	682	91%	2.4	289,181
Current Coupon: 6.000 - 6.499	197,326,865	18.6%	6.20	4.31	359	1	45.18	81.08	665	85%	2.3	256,663
Current Coupon: 6.500 - 6.999	256,287,681	24.2%	6.71	4.82	359	1	42.88	83.49	649	84%	2.2	237,374
Current Coupon: 7.000 - 7.499	118,758,146	11.2%	7.20	5.32	360	0	42.21	86.39	634	78%	2.2	195,372
Current Coupon: 7.500 - 7.999	118,535,421	11.2%	7.68	5.73	359	1	41.60	87.60	618	79%	2.1	177,234
Current Coupon: 8.000 - 8.499	39,189,453	3.7%	8.18	6.05	360	0	41.25	88.37	606	78%	2.1	140,496
Current Coupon: 8.500 - 8.999	25,357,256	2.4%	8.65	6.44	360	0	40.66	89.73	601	78%	2.1	124,945
Current Coupon: 9.000 - 9.499	4,521,716	0.4%	9.16	6.95	360	0	39.29	89.82	594	84%	2.3	98,324
Current Coupon: 9.500 - 9.999	1,428,436	0.1%	9.60	6.58	360	0	30.41	93.50	656	95%	2.1	84,042
Current Coupon: 10.000 -10.499	211,171	0.0%	10.11	6.42	360	0	39.00	95.82	755	100%	2.3	70,400
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.88	83.04	654	85%	2.3	225,547

Category									FICO											LTV					
	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI	0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+	< 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
Washington	71%	23%	98%	80%	0%	62%	0%	0%	0%	0%	0%	2%	8%	3%	15%	14%	21%	17%	20%	16%	55%	9%	10%	8%	2%
West Virginia	82%	18%	100%	100%	0%	47%	0%	0%	0%	0%	0%	18%	53%	0%	28%	0%	0%	0%	0%	18%	82%	0%	0%	0%	0%
Wisconsin	30%	62%	99%	50%	0%	86%	0%	0%	0%	0%	0%	5%	18%	7%	25%	24%	12%	3%	6%	6%	21%	19%	41%	4%	10%
Wyoming	90%	0%	100%	90%	0%	100%	0%	0%	0%	0%	0%	0%	37%	0%	54%	10%	0%	0%	0%	10%	54%	0%	37%	0%	0%
Total	57%	35%	97%	73%	0%	68%	44%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	13%	20%	22%	40%	9%	14%	10%	6%
GROSS COUPON - FIXED RATE ONLY																									
Current Coupon: 4.500 - 4.999	100%	0%	100%	100%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	100%	0%	0%	0%	0%
Current Coupon: 5.000 - 5.499	53%	0%	100%	100%	0%	53%	47%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	47%	53%	0%	0%	0%	0%
Current Coupon: 5.500 - 5.999	59%	0%	100%	72%	0%	84%	52%	0%	0%	0%	0%	0%	0%	0%	0%	15%	5%	21%	59%	46%	49%	0%	5%	0%	0%
Current Coupon: 6.000 - 6.499	35%	22%	100%	35%	0%	70%	44%	0%	0%	0%	0%	0%	7%	0%	5%	29%	4%	25%	29%	52%	28%	7%	4%	8%	0%
Current Coupon: 6.500 - 6.999	34%	54%	100%	42%	0%	75%	38%	0%	0%	0%	0%	0%	2%	4%	10%	24%	27%	13%	19%	29%	51%	4%	8%	7%	1%
Current Coupon: 7.000 - 7.499	38%	48%	98%	51%	0%	78%	29%	0%	0%	0%	0%	1%	5%	6%	11%	21%	25%	11%	21%	30%	23%	7%	15%	17%	8%
Current Coupon: 7.500 - 7.999	30%	58%	98%	52%	0%	79%	17%	0%	0%	0%	0%	8%	14%	10%	12%	21%	10%	11%	13%	32%	11%	13%	18%	16%	10%
Current Coupon: 8.000 - 8.499	39%	47%	98%	52%	0%	77%	11%	0%	0%	0%	0%	8%	27%	10%	13%	21%	7%	5%	10%	23%	18%	14%	13%	11%	21%
Current Coupon: 8.500 - 8.999	38%	58%	98%	64%	0%	88%	4%	0%	0%	0%	0%	13%	20%	8%	23%	19%	5%	3%	9%	12%	13%	13%	26%	5%	31%
Current Coupon: 9.000 - 9.499	47%	38%	97%	75%	0%	78%	0%	0%	0%	0%	0%	14%	32%	2%	18%	22%	6%	1%	5%	6%	29%	18%	15%	8%	23%
Current Coupon: 9.500 - 9.999	54%	38%	100%	69%	0%	96%	0%	0%	0%	0%	0%	23%	29%	0%	48%	0%	0%	0%	0%	20%	8%	18%	6%	0%	48%
Current Coupon: 10.000 -10.499	100%	0%	100%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	100%	0%
Total	37%	49%	99%	53%	0%	78%	24%	0%	0%	0%	0%	5%	12%	6%	12%	21%	15%	10%	18%	28%	26%	9%	14%	11%	11%
GROSS COUPON - ARM ONLY																									
Current Coupon: 3.500 - 3.999	100%	0%	100%	100%	0%	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	100%	0%	0%	0%	0%
Current Coupon: 4.000 - 4.499	100%	0%	100%	100%	0%	54%	84%	0%	0%	0%	0%	0%	0%	0%	0%	61%	0%	0%	39%	39%	61%	0%	0%	0%	0%
Current Coupon: 4.500 - 4.999	72%	22%	100%	85%	0%	60%	75%	0%	0%	0%	0%	0%	0%	0%	3%	11%	17%	13%	56%	26%	73%	0%	0%	1%	0%
Current Coupon: 5.000 - 5.499	85%	13%	100%	88%	0%	68%	81%	0%	0%	0%	0%	0%	0%	0%	5%	12%	20%	20%	44%	22%	75%	2%	1%	1%	0%
Current Coupon: 5.500 - 5.999	73%	21%	99%	83%	0%	61%	67%	0%	0%	0%	0%	0%	0%	0%	8%	18%	20%	22%	31%	21%	67%	5%	3%	3%	0%
Current Coupon: 6.000 - 6.499	69%	25%	97%	79%	0%	64%	51%	0%	0%	0%	0%	0%	1%	2%	16%	21%	23%	16%	20%	27%	52%	5%	8%	7%	2%
Current Coupon: 6.500 - 6.999	51%	42%	96%	71%	0%	67%	41%	0%	0%	0%	0%	1%	5%	5%	18%	25%	19%	11%	15%	24%	32%	10%	17%	13%	4%
Current Coupon: 7.000 - 7.499	46%	45%	95%	66%	0%	71%	27%	0%	0%	0%	0%	1%	14%	9%	19%	21%	16%	10%	9%	21%	17%	13%	23%	17%	10%
Current Coupon: 7.500 - 7.999	38%	54%	94%	66%	0%	73%	25%	0%	0%	0%	0%	5%	23%	16%	12%	19%	10%	6%	9%	16%	15%	16%	23%	17%	13%
Current Coupon: 8.000 - 8.499	47%	48%	97%	83%	0%	69%	11%	0%	0%	0%	0%	12%	28%	13%	16%	11%	8%	5%	8%	12%	16%	15%	29%	9%	19%
Current Coupon: 8.500 - 8.999	50%	44%	99%	68%	0%	78%	4%	0%	0%	0%	0%	11%	36%	14%	15%	8%	2%	4%	10%	7%	13%	20%	29%	9%	21%
Current Coupon: 9.000 - 9.499	43%	35%	99%	69%	0%	92%	0%	0%	0%	0%	0%	10%	48%	6%	25%	0%	0%	0%	11%	2%	10%	31%	39%	2%	16%
Current Coupon: 9.500 - 9.999	81%	15%	100%	35%	0%	88%	0%	0%	0%	0%	0%	14%	9%	2%	10%	6%	0%	7%	52%	2%	8%	10%	20%	41%	20%
Current Coupon: 10.000 -10.499	100%	0%	100%	0%	0%	35%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	65%	18%	17%
Total	59%	34%	97%	75%	0%	67%	46%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI
GROSS MARGIN																				
Gross Margin: 2.500 - 2.999	4,080,968	0.4%	5.08	2.88	359	1	36.77	57.52	746	93%	2.4	291,604	32%	52%	97%	54%	0%	74%	79%	0%
Gross Margin: 3.000 - 3.499	56,190,418	5.3%	5.52	3.31	359	1	43.77	75.30	723	88%	2.3	300,560	72%	24%	98%	83%	0%	59%	69%	0%
Gross Margin: 3.500 - 3.999	210,480,888	19.8%	5.78	3.70	359	1	44.90	77.97	686	89%	2.3	299,449	73%	21%	98%	85%	0%	61%	70%	0%
Gross Margin: 4.000 - 4.499	204,659,498	19.3%	6.19	4.17	359	1	46.03	78.80	657	88%	2.3	246,919	72%	24%	98%	86%	0%	62%	53%	0%
Gross Margin: 4.500 - 4.999	166,004,641	15.7%	6.58	4.68	359	1	44.57	81.47	649	85%	2.2	219,946	57%	38%	93%	73%	0%	65%	45%	0%
Gross Margin: 5.000 - 5.499	162,410,090	15.3%	6.90	5.19	359	1	42.61	87.79	648	80%	2.2	216,899	49%	43%	96%	61%	0%	71%	37%	0%
Gross Margin: 5.500 - 5.999	141,752,265	13.4%	7.27	5.67	359	1	42.23	90.81	629	81%	2.2	198,323	44%	46%	99%	63%	0%	71%	26%	0%
Gross Margin: 6.000 - 6.499	73,833,095	7.0%	7.76	6.16	359	1	41.68	90.60	613	83%	2.2	169,023	40%	51%	99%	63%	0%	77%	15%	0%
Gross Margin: 6.500 - 6.999	29,703,678	2.8%	8.18	6.63	359	1	40.94	90.45	596	78%	2.3	139,500	43%	46%	100%	75%	0%	83%	6%	0%
Gross Margin: 7.000 - 7.499	9,615,481	0.9%	8.67	7.12	359	1	37.57	89.83	579	86%	2.2	113,161	52%	36%	100%	82%	0%	81%	2%	0%
Gross Margin: 7.500 - 7.999	1,962,415	0.2%	8.84	7.59	359	1	36.57	90.01	576	76%	2.3	115,487	62%	34%	100%	100%	0%	89%	0%	0%
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%
FIRST RATE CAP																				
First Rate Cap: 1.0	17,900,367	1.7%	5.91	4.29	359	1	41.93	82.17	651	81%	2.3	232,483	48%	44%	89%	82%	0%	56%	44%	0%
First Rate Cap: 2.0	800,132	0.1%	6.75	4.77	360	0	44.52	76.91	616	43%	2.5	200,138	0%	33%	100%	0%	0%	75%	0%	0%
First Rate Cap: 3.0	1,041,992,938	98.2%	6.58	4.71	359	1	43.89	83.06	655	85%	2.2	225,453	59%	34%	97%	75%	0%	67%	46%	0%
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%
SUBSEQUENT RATE CAP																				
Period Rate Cap: 1.0	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%
MINIMUM INTEREST RATE																				
Minimum Rate: 3.500 - 3.999	392,000	0.0%	3.81	3.14	358	2	44.29	80.00	727	100%	2.5	196,000	100%	0%	100%	100%	0%	100%	100%	0%
Minimum Rate: 4.000 - 4.499	1,033,312	0.1%	4.32	3.41	359	1	53.30	74.20	695	100%	2.8	344,450	100%	0%	100%	100%	0%	54%	84%	0%
Minimum Rate: 4.500 - 4.999	19,866,912	1.9%	4.84	3.45	359	1	46.20	75.79	703	94%	2.4	285,360	72%	22%	100%	85%	0%	60%	75%	0%
Minimum Rate: 5.000 - 5.499	67,501,650	6.4%	5.27	3.64	359	1	47.45	79.00	695	95%	2.3	296,134	85%	13%	100%	88%	0%	68%	81%	0%
Minimum Rate: 5.500 - 5.999	210,183,437	19.8%	5.74	3.94	359	1	45.45	79.85	682	91%	2.4	289,181	73%	21%	99%	83%	0%	61%	67%	0%
Minimum Rate: 6.000 - 6.499	197,326,865	18.6%	6.20	4.31	359	1	45.18	81.08	665	85%	2.3	256,663	69%	25%	97%	79%	0%	64%	51%	0%
Minimum Rate: 6.500 - 6.999	258,287,661	24.2%	6.71	4.82	359	1	42.88	83.49	649	84%	2.2	237,374	51%	42%	96%	71%	0%	67%	41%	0%
Minimum Rate: 7.000 - 7.499	118,758,146	11.2%	7.20	5.32	360	0	42.21	88.39	634	78%	2.2	195,372	46%	45%	95%	66%	0%	71%	27%	0%
Minimum Rate: 7.500 - 7.999	118,535,421	11.2%	7.68	5.73	359	1	41.60	87.60	618	79%	2.1	177,234	38%	54%	94%	66%	0%	73%	25%	0%
Minimum Rate: 8.000 - 8.499	39,189,453	3.7%	8.18	6.05	360	0	41.25	88.37	606	78%	2.1	140,496	47%	48%	97%	63%	0%	69%	11%	0%
Minimum Rate: 8.500 - 8.999	25,357,256	2.4%	8.65	6.44	360	0	40.66	89.73	601	76%	2.1	124,945	50%	44%	99%	68%	0%	78%	4%	0%
Minimum Rate: 9.000 - 9.499	4,521,716	0.4%	9.16	6.95	360	0	39.29	89.82	594	84%	2.3	98,324	43%	35%	99%	69%	0%	92%	0%	0%
Minimum Rate: 9.500 - 9.999	1,428,436	0.1%	9.60	6.58	360	0	30.41	93.50	656	95%	2.1	84,042	81%	15%	100%	35%	0%	88%	0%	0%
Minimum Rate: 10.000 -10.499	211,171	0.0%	10.11	6.42	360	0	39.00	95.82	755	100%	2.3	70,400	100%	0%	100%	0%	0%	35%	0%	0%
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%

Category	FICO											LTV					
	0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+	< 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
GROSS MARGIN																	
Gross Margin: 2.500 - 2.999	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	89%	11%	0%	0%	0%	0%
Gross Margin: 3.000 - 3.499	0%	0%	0%	0%	0%	0%	1%	3%	6%	9%	81%	41%	58%	1%	0%	0%	0%
Gross Margin: 3.500 - 3.999	0%	0%	0%	0%	0%	0%	3%	16%	24%	25%	31%	29%	70%	0%	0%	0%	0%
Gross Margin: 4.000 - 4.499	0%	0%	0%	0%	0%	3%	15%	27%	28%	16%	11%	30%	66%	4%	1%	0%	0%
Gross Margin: 4.500 - 4.999	0%	0%	0%	2%	7%	5%	22%	21%	13%	11%	18%	27%	40%	10%	17%	6%	0%
Gross Margin: 5.000 - 5.499	0%	0%	0%	2%	10%	5%	16%	22%	16%	12%	18%	14%	18%	13%	22%	24%	9%
Gross Margin: 5.500 - 5.999	0%	0%	0%	3%	14%	14%	19%	20%	14%	8%	9%	5%	10%	17%	28%	23%	16%
Gross Margin: 6.000 - 6.499	0%	0%	0%	5%	25%	13%	17%	19%	12%	5%	5%	5%	12%	18%	30%	18%	17%
Gross Margin: 6.500 - 6.999	0%	0%	0%	9%	34%	13%	19%	16%	6%	2%	1%	3%	9%	24%	34%	14%	15%
Gross Margin: 7.000 - 7.499	0%	0%	0%	11%	43%	20%	22%	3%	1%	0%	0%	1%	7%	38%	37%	8%	10%
Gross Margin: 7.500 - 7.999	0%	0%	0%	6%	72%	0%	14%	8%	0%	0%	0%	8%	6%	4%	68%	0%	14%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%
FIRST RATE CAP																	
First Rate Cap: 1.0	0%	0%	0%	0%	7%	11%	12%	24%	11%	15%	19%	21%	40%	23%	10%	6%	0%
First Rate Cap: 2.0	0%	0%	0%	0%	22%	20%	0%	57%	0%	0%	0%	57%	0%	43%	0%	0%	0%
First Rate Cap: 3.0	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	14%	10%	5%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%
SUBSEQUENT RATE CAP																	
Period Rate Cap: 1.0	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%
MINIMUM INTEREST RATE																	
Minimum Rate: 3.500 - 3.999	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	100%	0%	0%	0%	0%
Minimum Rate: 4.000 - 4.499	0%	0%	0%	0%	0%	0%	0%	61%	0%	0%	39%	39%	61%	0%	0%	0%	0%
Minimum Rate: 4.500 - 4.999	0%	0%	0%	0%	0%	0%	3%	11%	17%	13%	56%	26%	73%	0%	0%	1%	0%
Minimum Rate: 5.000 - 5.499	0%	0%	0%	0%	0%	0%	5%	12%	20%	20%	44%	22%	75%	2%	1%	1%	0%
Minimum Rate: 5.500 - 5.999	0%	0%	0%	0%	0%	0%	8%	18%	20%	22%	31%	21%	67%	5%	3%	3%	0%
Minimum Rate: 6.000 - 6.499	0%	0%	0%	0%	1%	2%	16%	21%	23%	16%	20%	27%	52%	5%	8%	7%	2%
Minimum Rate: 6.500 - 6.999	0%	0%	0%	1%	5%	5%	18%	25%	19%	11%	15%	24%	32%	10%	17%	13%	4%
Minimum Rate: 7.000 - 7.499	0%	0%	0%	1%	14%	9%	19%	21%	16%	10%	9%	21%	17%	13%	23%	17%	10%
Minimum Rate: 7.500 - 7.999	0%	0%	0%	5%	23%	16%	12%	19%	10%	6%	9%	16%	15%	16%	23%	17%	13%
Minimum Rate: 8.000 - 8.499	0%	0%	0%	12%	28%	13%	16%	11%	8%	5%	8%	12%	16%	15%	29%	9%	19%
Minimum Rate: 8.500 - 8.999	0%	0%	0%	11%	36%	14%	15%	8%	2%	4%	10%	7%	13%	20%	29%	9%	21%
Minimum Rate: 9.000 - 9.499	0%	0%	0%	10%	48%	6%	25%	0%	0%	0%	11%	2%	10%	31%	39%	2%	16%
Minimum Rate: 9.500 - 9.999	0%	0%	0%	14%	9%	2%	10%	6%	0%	7%	52%	2%	8%	10%	20%	41%	20%
Minimum Rate: 10.000 -10.499	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	65%	18%	17%
Total	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%

COLLATERAL MATRIX

First Franklin 2004-FFX Total

																						FICO											LTV					
Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI	0	400-499	500-524	525-549	550-574	575-599	600-624	625-649	650-674	675-699	700+	< 80.00	80.00-84.99	85.00-89.99	90.00-94.99	95.00-99.99	100.00+
MAXIMUM INTEREST RATE																																					
Maximum Rate: 9.500 - 9.999	392,000	0.0%	3.81	3.14	358	2	44.29	80.00	727	100%	2.5	196,000	100%	0%	100%	100%	0%	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	100%	0%	0%	0%	0%
Maximum Rate: 10.000 -10.499	1,033,312	0.1%	4.32	3.41	359	1	53.30	74.20	695	100%	2.8	344,450	100%	0%	100%	100%	0%	54%	84%	0%	0%	0%	0%	0%	0%	0%	0%	61%	0%	0%	39%	39%	61%	0%	0%	0%	0%
Maximum Rate: 10.500 -10.999	20,272,112	1.9%	4.84	3.46	359	1	46.27	75.85	703	93%	2.4	285,639	73%	21%	100%	85%	0%	61%	75%	0%	0%	0%	0%	0%	0%	0%	3%	10%	18%	13%	55%	26%	73%	0%	0%	1%	0%
Maximum Rate: 11.000 -11.499	67,196,450	6.3%	5.27	3.64	359	1	47.44	78.99	695	95%	2.3	296,094	85%	13%	100%	88%	0%	67%	81%	0%	0%	0%	0%	0%	0%	0%	5%	12%	19%	20%	44%	22%	75%	2%	1%	1%	0%
Maximum Rate: 11.500 -11.999	209,741,837	19.8%	5.74	3.94	359	1	45.45	79.85	682	91%	2.4	289,369	73%	21%	99%	83%	0%	60%	68%	0%	0%	0%	0%	0%	0%	0%	8%	18%	20%	22%	32%	22%	67%	5%	3%	3%	0%
Maximum Rate: 12.000 -12.499	197,768,465	18.6%	6.20	4.31	359	1	45.18	81.08	664	85%	2.3	256,570	69%	25%	97%	79%	0%	64%	51%	0%	0%	0%	0%	0%	1%	2%	16%	21%	23%	16%	20%	27%	52%	5%	8%	7%	2%
Maximum Rate: 12.500 -12.999	256,049,161	24.1%	6.71	4.81	359	1	42.89	83.48	649	84%	2.2	237,373	51%	42%	96%	71%	0%	67%	41%	0%	0%	0%	0%	1%	5%	5%	18%	25%	19%	11%	15%	24%	32%	10%	17%	13%	4%
Maximum Rate: 13.000 -13.499	118,996,646	11.2%	7.20	5.32	360	0	42.20	86.40	634	78%	2.2	195,443	46%	45%	95%	66%	0%	71%	27%	0%	0%	0%	0%	1%	14%	10%	19%	21%	16%	10%	9%	21%	17%	13%	23%	17%	10%
Maximum Rate: 13.500 -13.999	118,382,649	11.2%	7.68	5.73	359	1	41.60	87.60	618	79%	2.1	177,270	38%	54%	94%	66%	0%	73%	25%	0%	0%	0%	0%	5%	23%	16%	12%	19%	10%	6%	9%	16%	15%	16%	23%	17%	13%
Maximum Rate: 14.000 -14.499	39,189,453	3.7%	8.18	6.05	360	0	41.25	88.37	606	78%	2.1	140,496	47%	48%	97%	63%	0%	69%	11%	0%	0%	0%	0%	12%	28%	13%	16%	11%	8%	5%	8%	12%	16%	15%	29%	9%	19%
Maximum Rate: 14.500 -14.999	25,357,256	2.4%	8.65	6.44	360	0	40.66	89.73	601	76%	2.1	124,945	50%	44%	99%	68%	0%	78%	4%	0%	0%	0%	0%	11%	36%	14%	15%	8%	2%	4%	10%	7%	13%	20%	29%	9%	21%
Maximum Rate: 15.000 -15.499	4,521,716	0.4%	9.16	6.95	360	0	39.29	89.82	594	84%	2.3	98,324	43%	35%	99%	69%	0%	92%	0%	0%	0%	0%	0%	10%	48%	6%	25%	0%	0%	0%	11%	2%	10%	31%	39%	2%	16%
Maximum Rate: 15.500 -15.999	1,428,436	0.1%	9.60	6.58	360	0	30.41	93.50	656	95%	2.1	84,042	81%	15%	100%	35%	0%	88%	0%	0%	0%	0%	0%	14%	9%	2%	10%	6%	0%	7%	52%	2%	8%	10%	20%	41%	20%
Maximum Rate: 16.000 -16.499	211,171	0.0%	10.11	6.42	360	0	39.00	95.82	755	100%	2.3	70,400	100%	0%	100%	0%	0%	35%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	65%	18%	17%
Maximum Rate: 21.000+	152,772	0.0%	7.50	6.25	358	2	46.00	85.00	552	100%	2.0	153,000	0%	100%	100%	0%	0%	100%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%
NEXT RATE CHANGE																																					
11/01/04	398,800	0.0%	5.88	5.00	356	4	28.00	88.62	646	0%	0.0	398,800	0%	0%	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	100%	0%	0%	0%
12/01/04	183,955	0.0%	4.75	3.75	357	3	36.00	80.00	641	100%	3.0	184,000	0%	0%	100%	100%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	100%	0%	0%	0%	0%
01/01/05	2,918,634	0.3%	5.98	4.68	358	2	42.72	83.68	641	72%	2.0	224,548	43%	43%	100%	80%	0%	60%	44%	0%	0%	0%	0%	0%	25%	16%	4%	16%	6%	4%	29%	4%	44%	43%	3%	6%	0%
02/01/05	2,364,517	0.2%	5.97	4.14	359	1	36.64	79.44	660	63%	2.6	337,833	24%	70%	100%	52%	0%	63%	48%	0%	0%	0%	0%	0%	0%	0%	9%	36%	18%	31%	6%	30%	6%	52%	12%	0%	0%
03/01/05	12,034,461	1.1%	5.90	4.21	360	0	43.36	82.16	652	89%	2.3	218,808	57%	41%	83%	88%	0%	55%	45%	0%	0%	0%	0%	0%	5%	13%	15%	21%	12%	15%	19%	24%	46%	10%	12%	8%	0%
08/01/05	198,132	0.0%	6.00	3.50	359	1	44.00	69.91	645	0%	0.0	198,550	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	100%	0%	0%	0%	0%	0%
09/01/05	602,000	0.1%	7.00	5.19	360	0	44.69	79.21	607	57%	2.5	200,667	0%	43%	100%	0%	0%	100%	0%	0%	0%	0%	0%	0%	30%	27%	0%	43%	0%	0%	0%	43%	0%	57%	0%	0%	0%
12/01/05	825,729	0.1%	6.82	5.09	351	9	39.55	82.94	620	0%	0.0	414,475	100%	0%	100%	68%	0%	32%	0%	0%	0%	0%	0%	0%	0%	0%	68%	32%	0%	0%	0%	32%	0%	68%	0%	0%	0%
02/01/06	245,382	0.0%	6.75	5.13	353	7	46.00	95.00	645	0%	0.0	247,000	100%	0%	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	100%	0%
04/01/06	733,574	0.1%	7.34	5.80	355	5	39.19	84.22	595	24%	2.7	122,675	11%	82%	100%	89%	0%	100%	0%	0%	0%	0%	0%	0%	40%	13%	20%	15%	11%	0%	0%	7%	47%	20%	11%	15%	0%
05/01/06	3,076,188	0.3%	6.11	4.88	356	4	49.70	83.81	658	84%	2.2	219,906	69%	31%	100%	94%	0%	43%	71%	0%	0%	0%	0%	8%	19%	0%	15%	12%	4%	10%	32%	20%	37%	3%	33%	7%	0%
06/01/06	21,690,133	2.0%	6.51	5.08	357	3	42.99	84.23	636	85%	2.1	219,313	55%	39%	99%	80%	0%	68%	50%	0%	0%	0%	0%	0%	18%	4%	12%	25%	19%	10%	10%	15%	45%	12%	12%	10%	7%
07/01/06	162,917,442	15.4%	6.44	4.81	358	2	44.80	84.07	656	88%	2.0	222,432	58%	38%	97%	69%	0%	70%	53%	0%	0%	0%	0%	2%	9%	4%	12%	18%	18%	14%	22%	19%	38%	9%	18%	9%	7%
08/01/06	16,375,339	1.5%	6.50	4.48	359	1	47.70	80.69	657	88%	2.0	264,157	83%	13%	90%	84%	0%	55%	70%	0%	0%	0%	0%	2%	7%	3%	13%	19%	25%	11%	20%	35%	40%	9%	9%	7%	0%
09/01/06	438,292,228	41.3%	6.79	4.93	360	0	44.93	84.19	646	89%	2.0	221,585	59%	35%	97%	74%	0%	69%	45%	0%	0%	0%	0%	2%	10%	7%	16%	20%	17%	11%	17%	19%	37%	10%	16%	11%	7%
10/01/06	1,414,000	0.1%	7.12	5.36	360	0	46.57	79.19	592	100%	2.2	176,750	55%	45%	100%	86%	0%	90%	30%	0%	0%	0%	0%	30%	5%	16%	16%	19%	15%	0%	0%	35%	41%	0%	10%	6%	9%
06/01/07	4,846,868	0.5%	6.01	4.50	357	3	48.45	83.25	685	71%	3.0	269,367	64%	28%	96%	73%	0%	51%	35%	0%	0%	0%	0%	4%	9%	0%	9%	5%	6%	16%	52%	4%	61%	18%	14%	0%	3%
07/01/07	49,407,572	4.7%	6.25	4.71	358	2	42.87	84.47	664	74%	2.8	244,854	57%	32%	97%	56%	0%	70%	43%	0%	0%	0%	0%	0%	4%	6%	12%	18%	17%	17%	26%	16%	41%	10%	13%	12%	8%
08/01/07	3,582,417	0.3%	6.35	4.58	359	1	47.10	81.40	639	72%	3.0	179,136	62%	29%	95%	76%	0%	72%	69%	0%	0%	0%	0%	3%	7%	0%	23%	28%	27%	5%	6%	26%	38%	11%	3%	23%	0%
09/01/07	103,877,648	9.8%	6.70	4.85	360	0	44.10	83.36	648	64%	2.9	222,438	59%	33%	96%	75%	0%	64%	33%	0%	0%	0%	0%	2%	10%	5%	16%	22%	14%	16%	15%	22%	33%	9%	18%	13%	5%
10/01/07	350,400	0.0%	6.01	3.88	360	0	54.41	72.34	640	59%	3.0	175,200	0%	59%	100%	100%	0%	59%	59%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	59%	41%	0%	0%	0%	0%
06/01/09	7,530,680	0.7%	6.00	4.02	357	3	42.24	79.15	684	100%	2.7	228,441	71%	24%	97%	76%	0%	54%	46%	0%	0%	0%	0%	0%	0%	0%	8%	20%	27%	13%	33%	34%	54%	5%	0%	7%	0%
07/01/09	73,428,436	6.9%	6.12	4.13	358	2	40.90	79.96	675	88%	2.6	250,767	60%	31%	98%	77%	0%	65%	48%	0%	0%	0%	0%	0%	3%	2%	9%	20%	22%	18%	28%	32%	49%	6%	5%	6%	1%
08/01/09	15,300,493	1.4%	6.62	4.35	359	1	43.67	82.21	656	92%	2.4	231,845	56%	40%	95%	83%	0%	50%	41%	0%	0%	0%	0%	2%	5%	3%	17%	14%	29%	11%	20%	21%	57%	5%	13%	4%	0%
09/01/09	138,623,210	12.9%	6.45	4.13	360	0	41.04	79.61	673	89%	2.5	222,156	62%	31%	97%	86%	0%	62%	46%	0%	0%	0%	0%	1%	1%	2%	12%	20%	19%	19%	27%	27%	58%	5%	4%	5%	1%

SEE DISCLAIMER

COLLATERAL MATRIX

First Franklin 2004-FFX Total

Category	Ending Balance	Pct	WAC	WA Margin	WAM	WA Age	WA DTI	WA LTV	WA FICO	with Prepay Penalty	WA Prepay Term	Avg Loan Amt	Purchase	Cashout Refinance	Owner Occupied	Full Doc	2nd Lien	Single Family	California	with MI	FICO 0	FICO 400-499	FICO 500-524	FICO 525-549	FICO 550-574	FICO 575-599	FICO 600-624	FICO 625-649	FICO 650-674	FICO 675-699	FICO 700+	LTV < 80.00	LTV 80.00-84.99	LTV 85.00-89.99	LTV 90.00-94.99	LTV 95.00-99.99	LTV 100.00+
10/01/09	1,475,200	0.1%	6.20	3.59	360	0	16.03	80.00	675	13%	3.0	368,800	13%	87%	100%	100%	0%	100%	87%	0%	0%	0%	0%	0%	0%	0%	0%	0%	87%	0%	13%	13%	87%	0%	0%	0%	0%
Total	1,060,693,437	100.0%	6.57	4.70	359	1	43.86	83.04	654	85%	2.3	225,547	59%	34%	97%	75%	0%	67%	46%	0%	0%	0%	0%	2%	8%	5%	14%	20%	18%	14%	20%	22%	41%	9%	13%	9%	5%